UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

JDA SOFTWARE GROUP, INC.

(Name of Subject Company)

JDA SOFTWARE GROUP, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Hamish N. Brewer

President and Chief Executive Officer

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, Arizona 85260

(480) 308-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven D. Pidgeon, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5124

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is JDA Software Group, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 14400 North 87th Street, Scottsdale, Arizona 85260. The Company’s telephone number at this address is (480) 308-3000.

Securities

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of the close of business on November 7, 2012 there were 43,103,677 shares of Company Common Stock, or the “Shares”, issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above.

Offer

This Statement relates to the cash tender offer by RP Crown Acquisition Sub, LLC, a Delaware limited liability company (“Purchaser”), and a wholly owned direct subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding Shares at a purchase price of $45.00 per Share (the “Offer Price”), net to seller thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). As further described in the Offer to Purchase, Parent is a direct wholly owned subsidiary of RP Crown Holding, LLC, a Delaware limited liability company (“Holdco”), which is a direct wholly owned subsidiary of RP Holding, L.L.C., a Delaware limited liability company (“RP LLC”). RP LLC is wholly owned by New Mountain Partners III, L.P. (“NMP”), a Delaware limited partnership. RP LLC holds approximately 80.25% of the outstanding equity interests of RedPrairie Holding, Inc. (“RHI”), a holding company for RedPrairie Corporation (“RedPrairie”), a provider of supply chain, workforce and all-channel commerce software. New Mountain Capital, L.L.C. (“NMC”) is the manager of NMP. Purchaser, Parent, Holdco, RHI, RP LLC, RedPrairie, NMP and NMC are collectively referred to as the “Offeror Group.”

The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and between Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Company”) in the Merger and a wholly owned direct subsidiary of Parent. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed and is terminated in accordance with the Merger Agreement, and the Merger Agreement is not terminated, the Merger will only be able to be consummated, subject to the terms and conditions of the Merger Agreement, after the stockholders of the Company have adopted the Merger Agreement at a special meeting of stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (excluding Shares held (i) by the Company (including treasury shares), Parent or Purchaser (other than shares in trust accounts, managed accounts and the like) and (ii) by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law with respect to such Shares), will be converted into and become the right to receive an amount equal to the Offer Price, in cash, without interest thereon and less any required withholding taxes (the “Merger Consideration”). As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transaction”.

As set forth in the Offer to Purchase, the business address of each member of the Offeror Group, other than RHI, is c/o New Mountain Capital LLC, 787 Seventh Avenue, 49th Floor, New York, New York 10019 and their telephone number is (212) 720-0300. The business address of RHI is c/o RedPrairie Corporation, 3905 Brookside Parkway, Alpharetta, Georgia 30022, and its telephone number is (877) 733-7724.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Statement or in the Information Statement attached to this Statement as Annex II and incorporated herein by reference (the “Information Statement”), or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) the Offeror Group or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the “Board”) following the Purchaser’s acceptance for payment of the Shares tendered in the Offer.

Relationship with Parent

Merger Agreement

On November 1, 2012, the Company, Parent and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. That summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains various representations, warranties and covenants made by the Company to Parent and Purchaser and made by Parent and Purchaser to the Company. The representations,warranties and covenants contained in the Merger Agreement were made as of specific dates only for the purposes of such agreement, were the product of negotiations among the Company, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement that are not reflected in the Merger Agreement, including in the Company Disclosure Letter that the Company delivered to Parent and Purchaser in connection with the signing of the Merger Agreement. The Company Disclosure Letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations, warranties and covenants were made solely for the benefit of the parties to the Merger Agreement and certain representations and warranties in the Merger Agreement are intended solely to allocate risk, if those statements prove to be inaccurate, between the Company, on the one hand, and Parent and Purchaser, on the other hand, rather than to establish matters of fact. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser and should not be relied upon as disclosure about the Company, Parent or Purchaser.

Limited Guarantee

On November 1, 2012, in connection with the entry into the Merger Agreement, NMP executed and delivered to the Company the Limited Guarantee (the “Limited Guarantee”). Pursuant to the Limited Guarantee, NMP (i) guaranteed the due and punctual payment by Parent of the Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 10.3(b) of the Merger Agreement and any monetary obligations of Parent or Purchaser pursuant to Section 10.2 and Section 10.3(d) of the Merger Agreement (collectively, the “Guaranteed Obligation”) and (ii) agreed to use its reasonable best efforts to cause each of RP LLC, RedPrairie and each of their respective subsidiaries, which includes Parent and Purchaser, subsidiaries of RP LLC, to take all actions that are applicable to such entities under the debt financing commitment that Parent has obtained in connection with the Transaction to obtain the debt financing in accordance with the terms of the debt financing commitment, in each case subject to the terms and conditions of the Limited Guarantee. Under the terms of the Limited Guarantee, NMP’s maximum aggregate monetary liability will not exceed an amount equal to the amount of the Guaranteed Obligation.

The Limited Guarantee and NMP’s obligations pursuant thereto will terminate immediately upon the earlier of (i) the earlier of the closing of the Offer (the “Offer Closing”) and the closing of the Merger (the “Merger Closing”), (ii) the termination of the Merger Agreement in accordance with its terms in circumstances that do not give rise to a right of the Company to receive payment of the Parent Termination Fee from Parent pursuant to Section 10.3(b) of the Merger Agreement; provided that, in the case of a termination described in this clause (ii), the Limited Guarantee will not so terminate as to any claim for which notice, setting forth in reasonable detail the basis for such claim has, been given to NMP (which notice shall be deemed given upon notice to Parent and Purchaser pursuant to the Merger Agreement) prior to such termination until final resolution of such claim and satisfaction by NMP of any obligations finally determined or agreed to be owed by NMP, consistent with the terms of the Limited Guarantee, and (iii) the payment by NMP, Parent and/or Purchaser to the Company, following termination of the Merger Agreement in accordance with its terms, of the full amount of the Guaranteed Obligation.

This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit (e)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Equity Financing

Parent has received an equity commitment letter, dated November 1, 2012 (the “Equity Commitment Letter”), from NMP, pursuant to which NMP has committed to fund up to $342,000,000 which amount will be used by Parent solely (i) for the purpose of allowing Parent and/or Purchaser to fund a portion of the aggregate Offer Price payable upon closing of the Offer or the aggregate Merger Consideration payable upon consummation of the Merger to repay and/or discharge existing debt of the Company and to pay related fees and expenses, in each case pursuant to and in accordance with the Merger Agreement and (ii) to pay fees and expenses incurred by Parent or Purchaser pursuant to the terms of the Merger Agreement (the “Merger Agreement Expenses” and, together with the amounts contemplated by clause (i) above, the “Transaction Payments”). The financing contemplated by the Equity Commitment Letter, as may be amended, modified, supplemented or restated, is referred to as the “Equity Financing.” The amount to be funded under the Equity Commitment Letter may be reduced on a dollar-for-dollar basis in a manner specified by NMP if Parent and Purchaser do not require the full commitment amount to pay the Transaction Payments. The Company is a third-party beneficiary to the Equity Commitment Letter and under certain circumstances may seek specific performance to cause Parent and Purchaser to cause NMP to fund the Equity Financing in accordance with the Equity Commitment Letter and the Merger Agreement. NMP may effect the purchase of equity interests in Parent directly or indirectly through one or more intermediate entities.

Except with respect to the Merger Agreement Expenses, the Equity Financing is also subject to (i) (A) if the Offer Closing shall occur prior to the Merger Closing, the satisfaction of all of the conditions to the Offer, or

(B) if the Offer termination shall have occurred, the satisfaction of the conditions set forth in Sections 9.1 and 9.2 of the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of such conditions) and (ii) the funding of the debt financing (or, if alternative financing has been obtained in accordance with the Merger Agreement, such alternative financing) having been funded in accordance with the terms thereof or being funded in accordance with the terms thereof upon the earlier of the Offer Closing or the Merger Closing if the Equity Financing were to be funded substantially concurrently.

NMP’s obligations to fund the Equity Financing will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the earlier of the Offer Closing or the Merger Closing and the funding of the Equity Financing by NMP pursuant to the Equity Commitment Letter, (iii) the Company or any of its affiliates accepting payment from NMP under the Limited Guarantee or the occurrence of an event which, by the terms of the Limited Guarantee, is an event which terminates NMP’s obligations or liabilities under the Limited Guarantee and (iv) the Company or any of its affiliates, or any person acting on behalf of the Company or any of its affiliates, other than Parent, seeking to enforce (or cause Parent to enforce) the Equity Financing or any provision of the Equity Commitment Letter other than a claim by the Company pursuant to the terms of the Equity Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Confidentiality Agreement

On September 4, 2012, RHI, NMC and the Company entered into an Amended and Restated Mutual Nondisclosure Agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, each party has agreed, among other things, to keep non-public information furnished to them or to their representatives by or on behalf of the other party confidential and to use such information solely for purposes of evaluating a possible transaction (subject to certain exceptions) until two years after the date of the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, each party has agreed that it will only disclose such confidential information to its representatives for the purpose of helping Parent to evaluate a possible transaction or as it (or its representatives) may be requested or required in legal proceedings, by subpoena, civil investigative demand or other similar process (subject to certain conditions and exceptions).

Under the Confidentiality Agreement, RHI also agreed, among other things, to certain “standstill” provisions which prohibit RHI (and certain affiliates and representatives of RHI) from taking certain actions involving or with respect to the Company, unless invited to do so by the Company or its representatives, for a period ending on the earlier of (x) one year from the date of the Confidentiality Agreement, (y) the date a public announcement is made of the entry by the Company into a binding definitive agreement with any third party to purchase, tender or exchange offer, merger or other business combination that, if consummated, would result in a third party owning at least a majority of the outstanding voting securities of the Company or all or substantially all of the assets of the Company and its subsidiaries (taken as a whole) or (z) the date of commencement by a third party of a tender or exchange offer for at least a majority of the outstanding voting securities of the Company (the “Standstill Period”). Actions prohibited during the Standstill Period include: (i) effecting, seeking, offering or proposing to effect, cause or participate in any (a) acquisition of the equity securities or any material assets of the Company, (b) tender or exchange offer, merger or other business combination involving the Company, (c) recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or (d) any solicitation of proxies or consents to vote any voting securities of the Company; (ii) forming, joining or in any way participating in a “group” with respect to the voting securities of the Company; (iii) making any public announcement with respect to, or an unsolicited proposal for or offer of, any extraordinary transaction involving the voting securities or assets of the Company; (iv) otherwise acting, alone or in concert with others, to seek to change, control or influence the management, Board or policies of the Company; (v) taking any action which might force the Company to make a public announcement regarding any of the foregoing; (vi) entering into any discussions or arrangements with any third party with respect to any of the foregoing; or (vii) making any public announcement inconsistent with the agreements contained in the “standstill” provisions of the Confidentiality Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Overview

Certain executive officers and directors of the Company may be deemed to have interests in the Transaction that may be different from, or in addition to, those of the Company’s stockholders generally. In considering the recommendations of the Board, including that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the Transaction, the Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation.” As described in more detail below, these interests include:

•

the cancelation of vested and unvested Company stock options (the “Stock Options”) outstanding immediately prior to the earlier to occur of the Offer Closing and the effective time of the Merger (the “Effective Time”) (such earlier time, the “Acceleration Time”) and the conversion of such Stock Options into the right to receive a cash payment equal to their spread value;

•

the accelerated vesting of Company restricted share awards (the “Restricted Shares”) and restricted share unit awards (the “Restricted Share Units”) outstanding immediately prior to the Acceleration Time and the cancelation of such awards in exchange for a cash payment equal to the Offer Price for each Share subject to the award;

•

the accelerated vesting of performance share awards (the “Performance Share Awards”) outstanding immediately prior to the Acceleration Time and the cancelation of such awards in exchange for a cash payment equal to the Offer Price for each Share subject to the award, determined as if all applicable performance goals with respect to each such award had been achieved at the target level of performance;

•	the receipt of certain payments and benefits under certain executive officers’ executive employment agreements upon certain types of terminations of employment following the Acceleration Time; and

•

the entitlement to the indemnification and exculpation benefits in favor of directors and officers of the Company described in more detail below in “—Indemnification and Exculpation of Directors and Officers” below.

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 7, 2012, the executive officers and directors of the Company beneficially owned, in the aggregate, 1,605,819 Shares, excluding Shares issuable upon the vesting and exercise of Stock Options or the vesting of Restricted Shares, Restricted Share Units and Performance Share Awards as of such date. If the executive officers and directors of the Company who own such Shares tender those Shares for purchase pursuant to the Offer, they would receive an aggregate amount of $72,261,855 in cash, without interest thereon. Any outstanding Shares not tendered in the Offer may be converted in the Merger into the right to receive cash in an amount equal to the Merger Consideration, which equals the Offer Price. For a further description of the treatment of Stock Options, Restricted Shares, Restricted Share Units and Performance Share Awards held by the directors and executive officers of the Company, please see below under the heading “Treatment of Equity-Based Awards under the Merger Agreement”.

The following table sets forth the number of Shares beneficially owned as of November 7, 2012 by each of our executive officers and directors, excluding Shares issuable upon the exercise of Stock Options or the vesting of Restricted Shares, Restricted Share Units and Performance Share Awards, and the aggregate Offer Price or Merger Consideration that would be payable for such Shares. Since November 7, 2012, certain of our executive officers and directors have engaged in transactions involving Shares, including sales of Shares owned by them on November 7, 2012. A list of these transactions is set forth in “Item 6. Interest in Securities of the Subject Company—Securities Transactions” below. Our executives officers and directors may continue to engage in similar transactions involving Shares prior to the Acceleration Time.

Name	Shares Beneficially Owned (#)	Aggregate Offer Price ($)
Executive Officers
Hamish N. Brewer	154,142	6,936,390
Peter S. Hathaway	97,915	4,406,175
David R. King	17,006	765,270
Thomas Dziersk	—	—
Brian P. Boylan	20,665	929,925
David Kennedy	8,683	390,735
David Gai	—	—
Directors
James D. Armstrong	1,253,208	56,394,360
Hamish N. Brewer	—	—
J. Michael Gullard	21,800	981,000
Richard M. Haddrill	7,600	342,000
Jock Patton	22,800	1,026,000
Arthur C. Young	2,000	90,000

Treatment of Equity-Based Awards under the Merger Agreement

Certain of our executive officers and directors hold one or more of the following awards: Stock Options, Restricted Shares, Restricted Share Units and Performance Share Awards (collectively, the “Equity-Based Awards”).

Stock Options

Pursuant to the Merger Agreement, each Stock Option outstanding immediately prior to the Acceleration Time, whether vested or unvested, will be cancelled as of immediately prior to the Acceleration Time and converted into the right to receive a cash payment equal to (i) the excess, if any, of the Offer Price over the exercise price per share of such Stock Option, multiplied by (ii) the total number of Shares then issuable upon exercise in full of such Stock Option, without interest and less any required withholding taxes. The cash payment with respect to Stock Options will be delivered as soon as practicable but no later than five business days after the Merger Closing. All outstanding Stock Options are currently vested.

The table below sets forth, for each of our executive officers and directors holding Stock Options as of November 7, 2012, (a) the aggregate number of Shares subject to such Stock Options and (b) the value of amounts payable in respect of such Stock Options on a pre-tax basis at the Acceleration Time, calculated by multiplying (i) the excess, if any, of the Offer Price over the respective per share exercise prices of the Stock Options by (ii) the number of Shares subject to those Stock Options. Since November 7, 2012, certain of our executive officers and directors have exercised their Stock Options and have sold Shares received upon exercise of such Stock Options. A list of the transactions involving the sale of Shares received upon the exercise of Stock Options is set forth in “Item 6. Interest in Securities of the Subject Company—Securities Transactions” below.

Our executive officers and directors may continue to exercise their Stock Options and may sell some or all of the Shares received upon such exercise prior to the Acceleration Time.

Stock Options
Name	Shares (#)	Value ($)
Executive Officers
Hamish N. Brewer	115,000	3,463,800
Peter S. Hathaway	—	—
David R. King	—	—
Thomas Dziersk	—	—
Brian P. Boylan	—	—
David Kennedy	—	—
David Gai	—	—
Directors
James D. Armstrong	—	—
Hamish N. Brewer	—	—
J. Michael Gullard	12,000	403,500
Richard M. Haddrill	—	—
Jock Patton	—	—
Arthur C. Young	—	—

Restricted Shares, Restricted Share Units and Performance Share Awards

Each outstanding Restricted Share will become fully vested immediately prior to the Acceleration Time, and the holder thereof will be entitled to receive the Offer Price with respect to such Restricted Shares, without interest and less required withholding taxes.

Each outstanding Restricted Share Unit will become fully vested immediately prior to the Acceleration Time and will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the total number of Shares subject to such Restricted Share Unit award immediately prior to the Acceleration Time and (ii) the Offer Price, without interest and less any required withholding taxes. A Restricted Share Unit includes shares underlying a Performance Share Award that is no longer subject to performance-based vesting and that is subject only to service-based vesting conditions.

Each outstanding Performance Share Award will become fully vested as of the Acceleration Time and will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Performance Share Award immediately prior to the Acceleration Time (determined as if all applicable performance goals had been achieved at the target level of performance) and (ii) the Offer Price, without interest and less any required withholding taxes.

The cash payment with respect to Restricted Shares, Restricted Share Units and Performance Share Awards will be delivered as soon as practicable but no later than five business days after the Merger Closing.

None of our directors currently holds unvested Restricted Shares, Restricted Share Units or Performance Share Awards (however, unvested awards are held by Mr. Brewer in his capacity as an executive officer).

The table below sets forth, for each of our executive officers and directors holding Restricted Shares, Restricted Share Units or Performance Share Awards as of November 13, 2012, (a) the aggregate number of Shares subject to such awards that are or will become fully vested immediately prior to the Acceleration Time (in the manner described above) and (b) the value of amounts payable in respect of such awards on a pre-tax basis at the Acceleration Time, calculated by multiplying (i) the Offer Price by (ii) the number of Shares subject to those awards.

	Restricted Shares, Restricted Share Units and Performance Share Awards
Name	Shares (#)	Value ($)
Executive Officers
Hamish N. Brewer	123,539	5,559,255
Peter S. Hathaway	84,403	3,798,135
David R. King	49,134	2,211,030
Thomas Dziersk	49,792	2,240,640
Brian P. Boylan	39,054	1,757,430
David Kennedy	57,698	2,596,410
David Gai	42,295	1,903,275
Directors
James D. Armstrong	—	—
Hamish N. Brewer	—	—
J. Michael Gullard	—	—
Richard M. Haddrill	—	—
Jock Patton	—	—
Arthur C. Young	—	—

Employee Stock Purchase Plan

The Company suspended the commencement of any new offering periods under the Company’s Employee Stock Purchase Plan (the “ESPP”), effective after November 1, 2012, unless and until the Merger Agreement is terminated. Prior to the Acceleration Time, the Company shall take all actions necessary to (i) terminate the ESPP, (ii) treat a business day to be determined by the Company that is prior to the earlier to occur of the Offer Closing Date and the Merger Closing Date as the last day of the offering period then underway (the “Final Investment Date”) and by treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP, (iii) ensure that participants may not increase their payroll deductions from those in effect on the date of the Merger Agreement or make separate non-payroll contributions to the ESPP on or following the date of the Merger Agreement and (iv) ensure that no new participants may enroll to commence participation in the ESPP following the date of the Merger Agreement. Any shares of Company Common Stock acquired prior to or on the Final Investment Date shall, if not validly tendered in the Offer, be treated as outstanding shares of Company Common Stock for purposes of the Merger.

Individual Employment Arrangements

Agreements with Executive Officers

The Company has entered into Restated Executive Employment Agreements with each of its executive officers, the terms of which have been approved by the Board’s Compensation Committee in consultation with its independent compensation consultant and independent counsel (the “Executive Agreements”).

The Executive Agreements provide for the following “double-trigger” benefits to all executive officers in the event the individual’s employment is terminated by the Company without “cause” (as described below) or by the individual for “good reason” (as described below) prior to expiration of the term of the agreement after the Acceleration Time:

•	a lump sum cash severance (less all required withholdings) equal to the sum of:

i.	24 months of monthly base salary; plus

ii.	two times target annual bonus for the year of termination, for this purpose not less than the Minimum Bonus, set forth in the table under “—Golden Parachute Compensation” below; plus

iii.	all bonus amounts earned during the year in which the termination occurs through the most recently completed fiscal quarter prior to the date of termination but otherwise remaining unpaid as of the date of termination; plus

iv.	the cost of continued medical and dental coverage for 24 months under the medical and dental plans of the Company less the amount that the individual would be required to contribute for such medical and dental coverage if the individual were an active employee of Company.

•	vesting of earned Performance Share Awards that are subject only to service-based vesting. Under the Merger Agreement, however, all such awards will have vested at the Acceleration Time.

The Company’s provision of the foregoing severance benefits is conditioned on the executive’s execution and delivery of a release of claims in favor of the Company and compliance with certain restrictive covenants. Under each Executive Agreement, the executive will be bound for 12 months following termination of employment by restrictions that prohibit (i) working for a competitor of Company, (ii) any investment in a competitor of Company, (iii) solicitation or hiring of the Company’s employees and (iv) solicitation of the Company’s customers or prospective customers.

The Executive Agreements also provide for vesting of Equity-Based Awards (with Performance Share Awards vesting as though applicable goals were achieved at target) in the event of a change in control. Under the Merger Agreement, however, all such awards will have vested in full as of the Acceleration Time (as described above under “Treatment of Equity-Based Awards under the Merger Agreement”).

The executive officers are subject to a cutback of their payments if such payments trigger the golden parachute excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, and cutback of the payments to avoid the excise tax would result in greater after-tax payments to the executive.

For purposes of the Executive Agreements, “cause” is generally defined to mean the occurrence of any of the following events: (i) theft, material dishonesty in connection with the executive’s employment, or intentional falsification of any employment or Company records; (ii) intentional and improper disclosure of Company’s confidential or proprietary information; (iii) the executive’s conviction (including any plea of guilty or nolo contendere) for any criminal act that materially impairs the executive’s ability to perform his or her duties for Company; (iv) willful misconduct or breach of fiduciary duty for personal profit by the executive; (v) the executive’s material failure to abide by Company’s code of conduct or code of ethics policies resulting in demonstrable injury to Company or its reputation; or (vi) a material breach of the Executive Agreement by the executive which is not cured within 30 days of receipt by the executive of reasonably detailed written notice from Company.

For purposes of the Executive Agreements, “Resignation for Good Reason” is generally defined to mean the executive’s resignation from employment with the Company within 180 days following the initial existence, without the executive’s express written consent, of any of the following conditions, provided that the condition remains in effect for 30 days after the executive’s delivery of notice of the condition to the Company within 90 days following its initial existence: (i) a material, adverse change in the executive’s authority, duties or responsibilities, provided that such a change will be deemed to occur if the executive ceases to hold certain positions and reporting relationships (including positions as executives of a publicly-traded company and reporting to the board of directors or CEO); (ii) a failure to pay, or any material reduction in the executive’s base salary or bonus (subject to applicable performance requirements) or bonus opportunity; (iii) the relocation of the executive’s workplace for the Company to a location more than 30 miles from the executive’s primary work location if the new location increases the executive’s commute between home and the primary work location by at least 30 miles, or in the Company’s reasonable opinion, the new location requires that the executive move his/her home to a new location at least 30 miles away from the executive’s home immediately prior to the change; or (iv) the failure of Company or any successor to honor any material term of the Executive Agreement.

The Executive Agreements with Messrs. Brewer, Hathaway, Kennedy and Boylan provide that they may not, prior to six months following the Acceleration Time, resign for Good Reason by reason of the Company ceasing to be publicly traded. It is expected that the Company will cease to be publicly traded promptly after consummation of the Offer.

Agreement with James D. Armstrong, Chairman of the Board

The Company previously entered into an executive employment agreement with Mr. Armstrong, Chairman of the Board. The agreement was not restated along with the Executive Agreements. Instead, the agreement was amended solely to ensure compliance with certain tax laws.

The agreement provides for a “double-trigger” severance payment in the event Mr. Armstrong’s employment is terminated by the Company without “cause” (as described below) or by Mr. Armstrong for “good reason” (as described below) prior to expiration of the term of the agreement after the Acceleration Time. The severance payment consists of a lump sum cash severance (less all required withholdings) equal to 36 months of monthly base salary.

The Company’s provision of the foregoing severance payment is conditioned on Mr. Armstrong’s execution and delivery of a release of claims in favor of the Company and compliance with certain restrictive covenants specified by the employment agreement. Under the agreement, Mr. Armstrong will be bound for 3 years following termination of employment by restrictions that prohibit (i) working for a competitor of Company, (ii) any investment in a competitor of Company or (iii) soliciting or hiring of the Company’s employees. In addition, for two years following termination of employment, Mr. Armstrong will be bound by a restriction that prohibits solicitation of the Company’s customers or prospective customers.

For purposes of Mr. Armstrong’s agreement, “cause” is generally defined to mean the occurrence of the following events: (a) theft, dishonesty, or intentional falsification of any employment or Company records; improper disclosure of Company’s confidential or proprietary information; (b) Mr. Armstrong’s conviction (including any plea of guilty or nolo contendere) for any criminal act that materially impairs his ability to perform his duties for Company; or (c) a material breach of the agreement by Mr. Armstrong which is not cured within 30 days of receipt by Mr. Armstrong of reasonably detailed written notice from Company.

For purposes of Mr. Armstrong’s agreement, “good reason” is generally defined to mean Mr. Armstrong’s resignation from employment with the Company within 180 days following the initial existence, without the executive’s express written consent, of any of the following conditions, provided that the condition remains in effect for 30 days after the executive’s delivery of notice of the condition to the Company within 90 days following its initial existence: (a) a material, adverse change in Mr. Armstrong’s responsibilities or duties, causing Mr. Armstrong’s position to be of materially less stature or responsibility; provided that such a change shall be deemed to occur if Mr. Armstrong no longer serves as Chairman of a publicly-traded company; (b) the relocation of Mr. Armstrong’s workplace for the Company over Mr. Armstrong’s written objection to a location more than 30 miles from Scottsdale, Arizona; (c) a failure to pay, or any reduction of Mr. Armstrong’s base salary without Mr. Armstrong’s written consent; or (d) any material breach of the agreement by Company that is not cured within 30 days of Company’s receipt of written notice from Mr. Armstrong specifying the material breach of the agreement.

Mr. Armstrong is entitled to a gross-up for any golden parachute excise taxes triggered as a result of his receipt of the change in control payments, although payments received by Mr. Armstrong in connection with the Transaction are not currently expected to trigger the golden parachute excise tax.

Agreement with G. Michael Bridge

The Company previously entered into a Restated Confidential Separation and Release Agreement with Mr. Bridge, who was a named executive officer in the Company’s most recent proxy statement with respect to the 2012 annual meeting of the Company’s stockholders, providing for his separation from the Company on March 31, 2013. Upon such separation, unless his employment is earlier terminated by the Company for “cause,” he will receive the following, subject to his delivery of a release of claims in favor of the Company:

•	a lump sum cash severance payment (less all required withholdings) equal to the sum of:

i.	12 months of base salary;

ii.	one year’s bonus;

iii.	any unpaid base salary for the period through March 31, 2013;

iv.	2012 cash bonus then remaining unpaid (or if not yet determined by the Company, an amount equal to $250,000 reduced by any previously paid partial-year 2012 bonus payments);

v.	bonus for the first quarter of 2013; and

vi.	payment in lieu of the 60-day notice period of Mr. Bridge’s base salary for such period.

•	vesting of earned Performance Share Awards that are subject only to service-based vesting (which will, however, have vested in full at the Acceleration Time pursuant to the Merger Agreement); and

•	participation, at the Company’s expense, in all Company medical and health plans for up to 18 months in accordance with COBRA.

For this purpose, “cause” is defined as: (a) theft or material dishonesty relating to the Company or its business, intentional falsification of any employment or Company records or improper disclosure of Company’s confidential or proprietary information; (b) conviction (including any plea of guilty or nolo contendere) for any criminal act that materially impairs his ability to perform his duties for Company; (c) willful misconduct or breach of fiduciary duty for personal profit; (d) material failure to abide by the Company’s code of conduct or code of ethics policies resulting in demonstrable injury to the Company or its reputation; or (e) a material breach of the Restated Confidential Separation and Release Agreement which is not cured within 30 days of receipt of reasonably detailed written notice from Company.

Golden Parachute Compensation

The table below entitled “Potential Change in Control Payments to Named Executive Officers and Others”, along with its footnotes, shows the compensation that is based on or otherwise relates to the Offer and the Merger that is potentially payable to (i) the Company’s named executive officers identified in the most recent proxy statement with respect to the 2012 annual meeting of the Company’s stockholders (i.e., the Company’s principal executive officer, the principal financial officer, and the three other most highly compensated executive officers as determined for the Company’s most recent annual proxy statement), as required by Item 402(t) of Regulation S-K, (ii) the Company’s other executive officers who are not named executive officers and (iii) James D. Armstrong, the Chairman of the Board of Directors. Jason Zintak, former Executive Vice President, Sales and Marketing, was considered a named executive officer for the year ended December 31, 2011, but resigned effective April 26, 2011, and is not entitled to any additional payments or benefits. Consequently Mr. Zintak is not included in the tables below. G. Michael Bridge, although not currently an executive officer, is currently an employee and was considered a named executive officer for the year ended December 31, 2011 and is therefore included in the tables below.

The table assumes that the Acceleration Time occurred on November 13, 2012 and the employment of the executive was terminated without cause or by the executive for good reason on such date. Payments noted in the footnotes to the table below as “single-trigger” will become payable immediately upon the Acceleration Time. However, payments noted in the footnotes to the table below as “double-trigger” will not be paid to the executive unless the executive’s employment is terminated without cause or for good reason after the Acceleration Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” above.

Potential Change in Control Payments to Named Executive Officers and Others

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Named Executive Officers
Hamish N. Brewer	2,623,431	9,023,055	—	11,646,486
Peter S. Hathaway	1,715,051	3,798,135	—	5,513,186
David R. King	1,503,741	2,211,030	—	3,714,771
Thomas Dziersk	1,975,431	2,240,640	—	4,216,071
G. Michael Bridge	933,610	429,840	30,422	1,393,872
Other Executive Officers
Brian P. Boylan	1,518,931	1,757,430	—	3,276,361
David Kennedy	1,731,447	2,596,410	—	4,327,857
David Gai	1,511,898	1,903,275	—	3,415,173
Chairman of the Board
James D. Armstrong	783,751	—	—	783,751

(1)	As described above, the cash payments to the executive officers, other than Mr. Bridge and Mr. Armstrong, consist of the sum of (i) 24 months’ base salary, (ii) 2 times the executive’s annual target bonus, for this purpose not less than the Minimum Bonus set forth in the immediately below table, (iii) all bonus amounts earned during the year in which the termination occurs through the most recently completed fiscal quarter prior to the date of termination but otherwise remaining unpaid as of the date of termination and (iv) the COBRA cost, for 24 months of continued health and dental coverage under health and dental plans of the Company, less the amount that the executive would be required to contribute for health and dental coverage if the executive were an active employee of Company. This severance amount is generally payable in a lump sum on the 60th day following the termination of employment without cause or by the executive for good reason.

Name	Minimum Bonus ($)
Hamish N. Brewer	600,000
Peter S. Hathaway	400,000
David R. King	350,000
Thomas Dziersk	450,000
Brian P. Boylan	350,000
David Kennedy	400,000
David Gai	300,000

The cash payment for Mr. Bridge is equal to the sum of (i) 12 months’ base salary in the amount of $279,864 and any unpaid base salary for the period through March 31, 2013; (ii) one year’s bonus in the amount of $250,000; (iii) unpaid 2012 cash bonus (if the bonus is not determined by the Company by the 45th day after termination, $250,000 minus 2012 partial year bonus amounts already paid); (iv) bonus for the first quarter of 2013 in the amount of $62,500; and (v) payment in lieu of the 60-day notice period, at Mr. Bridge’s pro rata base salary rate. This severance amount is generally payable in a lump sum on the 45th day following the termination of employment by the Company without cause.

The cash payment for Mr. Armstrong consists of 36 months of base salary and will be payable in a lump sum on the 60th day following the termination of employment without cause or by Mr. Armstrong for good reason.

The above payments are “double-trigger” as they will only be payable in the event of a termination of employment after the Acceleration Time. These payments are based on the compensation and benefit levels in effect on November 13, 2012; therefore, if compensation and benefit levels are increased after November 13, 2012, actual payments to an executive officer may be greater than those provided for above.

The cash payments described above include the following components:

Name	Base Salary ($)	Annual Bonus ($)	Bonus in Year of Termination ($)	COBRA costs ($)	Payment in Lieu of 60 Days’ Notice ($)
Named Executive Officers
Hamish N. Brewer	1,242,000	1,200,000	150,000	31,431	—
Peter S. Hathaway	783,620	800,000	100,000	31,431	—
David R. King	700,000	700,000	87,500	16,241	—
Thomas Dziersk	931,500	900,000	112,500	31,431	—
G. Michael Bridge	386,966	312,500	187,500	—	46,644
Other Executive Officers
Brian P. Boylan	700,000	700,000	87,500	31,431	—
David Kennedy	800,016	800,000	100,000	31,431	—
David Gai	828,017	600,000	75,000	8,881	—
Chairman of the Board
James Armstrong	783,751	—	—	—	—

(2)	As described above, the equity amounts consist of (i) the accelerated vesting of Restricted Share Units and Performance Share Awards, which is “single-trigger” in that it will occur immediately upon the Acceleration Time, whether or not employment is terminated and (ii) payments in respect of cancellation of vested stock options equal to the spread value of such Stock Options. None of the executive officers (including the named executive officers) or Mr. Armstrong holds any Restricted Shares or unvested Stock Options. The following table shows the amounts in this column attributable to the three types of awards, based on the individuals’ holdings of (A) Restricted Share Units and Performance Share Awards as of November 13, 2012 and (B) vested Stock Options as of November 7, 2012 (notwithstanding that the table above assumes that the Acceleration Time occurred on November 13, 2012):

Name	Value of Unvested Restricted Share Units ($)	Value of Unvested Performance Share Awards ($)	Value Vested of Stock Options ($)
Named Executive Officers
Hamish N. Brewer	1,954,350	3,604,905	3,463,800
Peter S. Hathaway	817,875	2,980,260	—
David R. King	730,755	1,480,275	—
Thomas Dziersk	760,365	1,480,275	—
G. Michael Bridge	133,785	296,055	—
Other Executive Officers
Brian P. Boylan	277,155	1,480,275	—
David Kennedy	1,687,500	908,910	—
David Gai	423,000	1,480,275	—
Chairman of the Board
James D. Armstrong	—	—	—

The value of Restricted Share Units, Performance Share Awards and Stock Options is based on the Offer Price, or $45.00. Depending on when the Acceleration Time occurs, certain Restricted Share Units and Performance Share Awards shown as unvested in the table may become vested in accordance with their terms without regard to the Offer. Notwithstanding that the payments quantified above assume that the

Acceleration Time occurred on November 13, 2012, potential payments in respect of Stock Options are based on the Stock Options held by the named executive officers and others as of November 7, 2012 in order to reflect the Stock Option holdings prior to the transactions after November 7, 2012 described in “Item 6. Interest in Securities of the Subject Company—Securities Transactions” below and thereby provide a more complete illustration of the potential economic benefit that named executive officers and others may receive in connection with the Offer and the Merger.

(3)	Mr. Bridge is entitled to participate, at the Company’s expense, in all Company medical and health plans for up to 18 months in accordance with COBRA. This benefit is “double-trigger” as it will only be payable in the event of a termination of employment.
(4)	The amounts in this column represent the aggregate total of all compensation described in columns (1) through (3).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts, respectively, for each named executive officer, other executive officer and Mr. Armstrong are as follows:

Name	Single-Trigger Payments ($)	Double Trigger Payments ($)
Named Executive Officers
Hamish N. Brewer	9,023,055	2,623,431
Peter S. Hathaway	3,798,135	1,715,051
David R. King	2,211,030	1,503,741
Thomas Dziersk	2,240,640	1,975,431
G. Michael Bridge	429,840	964,032
Other Executive Officers
Brian P. Boylan	1,757,430	1,518,931
David Kennedy	2,596,410	1,731,447
David Gai	1,903,275	1,511,898
Chairman of the Board
James D. Armstrong	—	783,751

Payments in respect of the cancellation of vested Stock Options held as of November 7, 2012 are included under the Single-Trigger Payments.

Director Compensation

The Company reimburses non-employee directors for reasonable costs and expenses incurred in attending Board meetings. Each non-employee director receives annual compensation consisting of an annual retainer of $45,000 and a fee of $1,000 for attendance at each regular or special meeting of the Board in excess of six per quarter. In addition, the Lead Independent Director receives an annual retainer of $25,000, the chair of the Audit Committee receives an annual retainer of $20,000, the chair of the Compensation Committee receives an annual retainer of $10,000 and the Nominating chair receives an annual retainer of $5,000. Each Committee member receives a fee of $1,500 for attendance at each Committee meeting.

Beginning in January 2011, non-employee directors have received a one-time grant of 2,000 shares of stock upon initial appointment to the Board and an additional grant of 4,000 shares of stock on an annual basis. The shares are fully vested upon grant. As of November 13, 2012, there were no unvested restricted share awards held by our directors.

Indemnification and Exculpation of Directors and Officers

The Company is incorporated under the laws of the State of Delaware. Section 102(b) of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to a corporation or its stockholders for monetary damages for breach or alleged breach of the director’s “duty of care.” While this statute does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on a director’s duty of loyalty or liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends or stock redemptions or repurchases, or for any transaction from which the director derives an improper personal benefit. As permitted by the statute, the Company has adopted provisions in its certificate of incorporation that has the effect of eliminating, to the fullest extent permissible under Delaware law, the personal liability of its directors to the Company and its stockholders for monetary damages for breach or alleged breach of their duty of care.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. The Company’s bylaws provide for indemnification of its directors and officers (and employees and agents to the extent authorized by the Board) to the full extent permitted by Delaware law (subject to certain conditions). The Company’s bylaws also empower the Board to enter into indemnification agreements with its directors, officers, employees and agents of the Company and require the Company to purchase insurance on behalf of such directors, officers, employees and agents of the Company. The Company has entered into agreements with its directors and officers that require it to indemnify such persons against out-of-pocket costs actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether threatened, pending or completed, to which any such person is or may be made a party by reason of the fact that such person is or was a director or an officer of the company or any of its affiliated enterprises. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. Section 145 of the DGCL provides for indemnification in terms sufficiently broad to indemnify such individuals, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. The Company has also obtained policies insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

In addition, the Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director or officer of the Company, any of its subsidiaries or any of their respective predecessors (each an “Indemnified Party”). Specifically, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing in favor of any Indemnified Party as provided in the organizational documents of the Company or any of its subsidiaries, or any indemnification agreement between such Indemnified Party and the Company or any of its subsidiaries, in each case as of November 1, 2012 shall (i) be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, (ii) survive the Merger, (iii) continue in full force and effect in accordance with their terms and (iv) not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

From and after the Effective Time, each of Parent and the Surviving Company shall jointly and severally: (i) indemnify and hold harmless each Indemnified Party against any damages and expenses incurred by an Indemnified Party in connection with any claim (including all interest, assessments and other charges paid or payable in connection with or in respect of such damages and expenses) resulting therefrom; and (ii) promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Indemnified Parties all expenses incurred by such Indemnified Parties in connection with any claim in advance of the final disposition of such claim, including payment on behalf of or advancement to the Indemnified Parties of all expenses incurred by such Indemnified Parties in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security, but in the case of advancement of expenses upon receipt of an undertaking, to the extent required by applicable law, from such Indemnified Parties to repay such advanced expenses if it is determined by a court of competent jurisdiction in a final order that such Indemnified Parties were not entitled to indemnification hereunder with respect to such expenses. Such indemnification and advancement obligations of Parent and the Surviving Company shall extend to acts or omissions occurring at or before the Effective Time and any claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby and any claim relating thereto), whether such claim is asserted or claimed prior to, at or after the Effective Time, and all rights to indemnification and advancement conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or its subsidiaries prior to the Effective Time and shall inure to the benefit of such individual’s heirs, executors and personal and legal representatives. In connection with any determination as to whether the Indemnified Parties are entitled to the foregoing benefits, the burden of proof shall be on Parent and the Surviving Company to establish that an Indemnified Party is not so entitled. None of Parent or the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual Legal Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent, and neither Parent nor the Surviving Company shall be liable for any settlement, compromise or consent unless such settlement, compromise or consent is approved in writing in advance by the Surviving Company.

Parent has agreed that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in the organization documents of the Company or any of its subsidiaries as in effect as of the date of the Merger Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and continue in full force and effect thereafter without any amendment thereto.

Prior to or at the Effective Time, the Company may obtain prepaid directors’ and officers’ liability and fiduciary liability insurance policies covering each Indemnified Party for acts or omissions occurring at or prior to the Effective Time (including acts or omissions relating to the approval of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement) for the period beginning at the Effective Time and ending six years thereafter and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of 300% of the annual premium paid by the Company for coverage in its last full fiscal year for such insurance. In the event the Company does not obtain such “tail” insurance policies, then, for a period beginning upon the Effective Time and ending six years thereafter, Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement provided that (i) Parent may substitute therefor policies of a reputable and financially sound insurance company of at least the same coverage and amounts containing terms and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less advantageous to such directors and officers of the Company than the terms and conditions of the Existing D&O Policies and (ii) neither Parent nor the Surviving Company shall be required to pay an aggregate premium for any such insurance policies in excess of 300% of the annual premium paid by the Company for coverage in its last full fiscal year for such insurance, it being agreed that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Employee Matters

During a one-year period after the Acceleration Time, the Merger Agreement provides that Parent will provide or cause the Surviving Company to provide to each continuing employee compensation and benefit arrangements that are comparable in the aggregate to the compensation and benefit arrangements to which such continuing employee was entitled immediately prior to the Acceleration Time. In addition, Parent will, or will cause the Surviving Company to, give full credit under the Surviving Company’s plans for service with the Company and its subsidiaries (or any predecessor entity) to the same extent recognized by the Company and its subsidiaries, except to the extent that such credit would result in the duplication of benefits, or such service would not be recognized by Parent with respect to its own similarly situated employees.

Potential for Future Arrangements

To the best knowledge of the Company, except for certain agreements described in this Statement between the Company and its executive officers and directors and as described in the following sentence, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, Holdco, RHI, NMP, NMC or the Company, on the other hand, existed as of the date of this Statement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. Although a new employment agreement has not been entered into as of the date of this Offer to Purchase, Parent and Purchaser expect that Mr. Hamish Brewer, the current President and CEO of the Company, will serve as the President and CEO of the Surviving Company and RHI after the consummation of the Merger.

It is possible that certain members of the Company’s current management team will enter into new employment arrangements with the Company after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on October 31, 2012, after due and careful discussion and consideration, the Board unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, (iv) authorized and approved the Top-Up Option (as defined and further discussed in “Item 8. Additional Information—Top-Up”) (including the consideration to be paid upon exercise thereof) and the issuance of the Top-Up Shares (as defined and further discussed in “Item 8. Additional Information—Top-Up”) thereunder, (v) directed that, if required by applicable law to consummate the Merger, the adoption of the Merger Agreement be submitted to a vote at a meeting of the Company’s stockholders and (vi) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of the Company and other parties.

The Board and senior management continually review and assess the Company’s long-term strategic plan with the goal of maximizing stockholder value. As part of this ongoing process, the Board also periodically reviews the Company’s strategic alternatives.

On November 8, 2011, RHI and the Company executed a confidentiality agreement with respect to information that might be exchanged in contemplation of a possible acquisition of RHI by the Company.

On November 15, 2011, Mr. Alok Singh, Chairman of the Board of RHI and a Managing Director of NMC, together with other representatives of RHI and NMC (referred to collectively as NMC/RHI), met with Mr. Hamish Brewer, President and Chief Executive Officer of the Company, and other representatives of the Company, to discuss the respective businesses of RHI and the Company and a potential acquisition of RHI by the Company. Following that meeting and through early December 2011, further preliminary discussions concerning such an acquisition and exchanges of information occurred.

On November 30, 2011, the Board held a special meeting to discuss the potential acquisition of RHI by the Company. The Board decided to have Mr. Brewer contact Mr. Singh to express that the Company was potentially interested in an acquisition and to inform NMC/RHI of the Company’s preliminary valuation of RHI.

In the first week of December 2011, Mr. Brewer called Mr. Singh to indicate that the Company was interested in acquiring RHI. Later that month the Company and NMC/RHI terminated their preliminary discussions based on differing views as to the value of RHI.

On January 31, 2012, as part of announcing the Company’s financial results for the fourth quarter of 2011, the Company announced that it had received a notice from the SEC requesting information related to revenue recognition and other accounting and financial reporting matters for certain past fiscal years and that it was actively cooperating with the SEC to address any questions that the SEC had.

On March 15, 2012, the Company announced that it would be delayed in filing its Form 10-K for the year ended December 31, 2011 with the SEC as a result of information requests from the SEC related to certain revenue-recognition policies.

On April 5, 2012, Mr. Singh, joined by a representative of Greenhill & Co. LLC (“Greenhill”), met with a representative of an investment bank working with the Company at the time to discuss whether the earlier preliminary discussions regarding a possible acquisition of RHI by the Company should be restarted. At that meeting, the representative of the Company’s investment bank indicated that the parties’ respective valuations of RHI differed significantly and, therefore, he did not believe the Company would be inclined to devote time to any potential transaction, particularly while the Company’s review of past financial statements was still pending.

On April 10, 2012, the Company announced that in connection with its ongoing review of its revenue recognition policies and the application of those policies during the fiscal years 2008 to 2011, the Audit Committee of the Board determined that the Company’s annual and quarterly results within such fiscal periods should be restated.

On May 24, 2012, the Board held a special meeting to discuss a number of different topics, including whether the Company should consider strategic alternatives to increase stockholder value. The Board discussed engaging a financial advisor to assist the Company in this review, and recommended to senior management that they begin interviewing financial advisors to work with the Company. Following the May 24, 2012 Board meeting, certain members of the Board and senior management met with and interviewed several potential financial advisors, including representatives of J.P. Morgan Securities LLC (“J.P. Morgan”). As a result of these interviews, the Company decided to retain J.P. Morgan to act as its financial advisor in connection with this strategic review. The Company made this decision based upon J.P. Morgan’s expertise in the technology sector and its extensive experience in providing strategic advice to companies undertaking such a review.

On June 6, 2012, a representative of a financial sponsor referred to below as Financial Party E called a Board member and stated that it might be interested in pursuing, along with another financial sponsor, a transaction with the Company and to expect a follow-up call. That follow-up call did not occur.

On June 7, 2012, Mr. Brewer received a call from a representative of a company in the Company’s sector that was jointly owned by two financial sponsors (collectively referred to as Mixed Strategic/Financial Party A) to inquire about a potential transaction with the Company. Mr. Brewer replied that he would refer the matter to the Board. No discussions ever came from that overture although Mixed Strategic/Financial Party A was later included in the Company’s sale process.

On June 18, 2012, Mr. Brewer responded to an unsolicited call from Mr. Singh, who inquired as to the Company’s interest in restarting the earlier discussions concerning the possible acquisition of RHI by the Company. Mr. Brewer stated that if any such discussions were to take place, he did not believe they could take place until after the Company had completed its restatement of certain financial information and filed its Annual Report on Form 10-K for the year ended December 31, 2011.

On June 21, 2012, members of the Board and management met telephonically with representatives of J.P. Morgan to discuss strategic alternatives. That discussion also addressed the fact that several hedge funds had taken large positions in the Company’s stock and the potential implications.

On June 22, 2012, the Board held a special meeting to discuss, among other things, potential strategic alternatives. Also present at that meeting were members of the Company’s senior management and representatives from J.P. Morgan. At that meeting, the Board discussed that if the Company did ultimately pursue a sale process, it would be beneficial to provide certain potential strategic bidders with as much time as possible to evaluate a transaction and that, accordingly, Mr. Brewer should contact a strategic party referred to as Strategic Party A and a strategic party referred to as Strategic Party B to gauge their level of interest in a potential transaction with the Company. The Board also discussed the call that Mr. Brewer had with Mr. Singh on June 18, 2012 regarding the possibility of restarting the earlier discussions concerning the possible acquisition of RHI by the Company as well as the other calls from Mixed Strategic/Financial Party A and Financial Party E that the Company received in June.

On July 10, 2012, Mr. Brewer met telephonically with a representative of Strategic Party A to discuss whether Strategic Party A would be interested in considering a potential transaction with the Company, which Strategic Party A said it would consider.

On July 11, 2012, Mr. Brewer met telephonically with a representative of Strategic Party B to discuss whether Strategic Party B would be interested in considering a potential transaction with the Company, which Strategic Party B said it would consider.

On July 12, 2012, the Board held a special meeting for the purpose of reviewing and discussing the preliminary set of five-year projections for the Company presented by senior management.

On July 13, 2012, Mr. Brewer met with a representative of Strategic Party A to continue discussions regarding a potential transaction.

On July 27, 2012, the Board held a special meeting for the purpose of discussing strategic alternatives. Also present at that meeting were members of the Company’s senior management and representatives from J.P. Morgan, as well as representatives of Cravath, Swaine & Moore LLP (“Cravath”), outside counsel to the independent directors of the Company. The discussion addressed the Company’s stand-alone prospects as well as other strategic alternatives that might be available to the Company to maximize stockholder value, including potential acquisitions, stock repurchases, dividends, a leveraged recapitalization and a potential business combination transaction involving the sale of the Company (a “potential sale transaction”). J.P. Morgan presented preliminary financial information and analyses with respect to the Company on a stand-alone basis as well as the various strategic alternatives available to the Company.

After discussion, the Board determined that a potential sale transaction could deliver significant value to the Company’s stockholders, and that a potential sale transaction would likely deliver greater value than the other alternatives available to the Company (including an acquisition of RHI by the Company). The Board discussed with J.P. Morgan the potential parameters for a process to pursue a potential sale transaction. J.P. Morgan reviewed potential next steps to formulate a sales process, including a potential timetable. The Board also discussed which potential acquirors should be invited to any potential sales process. J.P. Morgan reviewed with the Board a list of strategic and financial acquirors that could be approached, and the relative merits of approaching each entity on the basis of likely interest in pursuing a transaction with the Company and financial ability to consummate a transaction. After discussion, the Board identified NMC/RHI and six other financial sponsors (two of which jointly owned another company in the Company’s sector) and three strategic buyers that should be contacted to initiate a sales process (including Strategic Party A and Strategic Party B, which had already been contacted). The Board discussed whether to expand the process to include other parties, but decided that the list of ten potential acquirors was sufficient, as it represented those strategic parties that had the most strategic fit with the Company and financial ability and likely interest to pursue a transaction of this size, and those financial sponsors (including those with portfolio companies in the technology space) that had experience in investing in the technology space and had the ability to provide the necessary equity financing and raise the debt financing, if necessary, to consummate a transaction. The Board was also concerned that expanding the list of financial sponsors further would increase the risk of leaks, which could be detrimental to the Company in light of the Company’s business, and also unduly stretch management resources. The Board also considered that it could determine to expand the list of participants as the sale process progressed should the situation warrant it at the time. J.P. Morgan and the Board discussed whether to include Financial Party E in the process at that time but the Board decided not to do so because Financial Party E likely did not have the capacity to consummate an acquisition of the Company on its own.

The Board authorized J.P. Morgan to contact NMC/RHI and six other identified financial sponsors (referred to as Financial Party A, Financial Party B, Financial Party C and Financial Party D, plus Mixed Strategic/Financial Party A) and Strategic Party C, after the Company filed its restated financial information for prior periods, to solicit their interest in participating in a sales process. J.P. Morgan advised the Board that it believed it would be best to contact Strategic Party C after Labor Day, as it had the ability to, and history of, moving quickly on a similar timeline to financial sponsors, and would likely be more receptive to initiating work in a process after the holiday. The Board concurred with that approach. The Board also instructed Mr. Brewer and J.P. Morgan to continue the dialogue that had already been initiated with Strategic Party A and Strategic Party B regarding a potential sale transaction. The Board noted that it had a meeting scheduled for August 30, at which point J.P. Morgan and management could give the Board an update on the feedback from the parties that were contacted, and the Board could assess at that time whether to include additional parties to the process based on that feedback.

On August 6, 2012, the Company filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2011 containing restated selected financial data for the years 2007 through 2010, restated full financial statements and related information for the years 2009 and 2010, restated quarterly unaudited financial information for each quarter of 2010 and the first three quarters of 2011 and full financial statements for 2011. On August 6, 2012, the Company also filed with the SEC its Quarterly Reports on Form 10-Q for the first and second fiscal quarters of 2012. Also on August 6, 2012, the Company announced that the 2012 annual meeting of stockholders of the Company would be held on November 13, 2012. The Company also announced that the internal investigation led by its Audit Committee found no indication of fraud or intentional wrongdoing and that its internal investigation did not reveal any issues with the existence of the recorded revenue or any impact to actual cash received or reported cash balances as of December 31, 2011, 2010 and 2009.

On August 17, 2012, the Company formally engaged J.P. Morgan to act as its financial advisor. The Board considered and confirmed the engagement of J.P. Morgan as the Company’s financial advisor prior to the formal engagement of J.P. Morgan on August 17, 2012. In so doing, the Board reviewed the terms and conditions of J.P. Morgan’s engagement with the assistance of Cravath.

On August 17, 2012, representatives of Strategic Party A and the Company met to discuss the Company’s technology, and a potential combination of the companies.

Beginning the week of August 20, 2012, J.P. Morgan, at the direction of the Board, contacted NMC/RHI and the six other identified financial sponsors to determine each party’s interest in pursuing a potential sale transaction. In connection with making these contacts, J.P. Morgan called NMC/RHI on August 21, 2012 regarding the potential sale transaction. NMC/RHI and the six other financial sponsors expressed interest in a potential sale transaction involving the Company. Between August 22, 2012 and September 6, 2012, each of NMC/RHI and the six other financial sponsors negotiated and executed confidentiality agreements with the Company. Strategic Party B executed a confidentiality agreement with the Company on September 7, 2012.

During the remainder of August 2012, various conversations occurred between J.P. Morgan, on the one hand, and representatives of the parties contacted thus far in the sale process. In those conversations, NMC/RHI and the seven other contacted parties that had indicated an interest in potentially pursuing a transaction with the Company were invited to attend an initial management presentation by the Company in early September 2012.

On August 22, 2012, Mr. Brewer met telephonically with a representative of Strategic Party A at which point Strategic Party A declined to participate further in the sale process because it was focused on the integration of a recent large acquisition.

On August 24, 2012, Mr. Brewer and another representative of the Company met with Strategic Party B to further discuss a potential sale transaction.

On August 30, 2012, at a regularly scheduled meeting of the Board, the Board considered the status of the sale process initiated by the Board at the prior Board meeting. Members of the Company’s senior management, as well as representatives of J.P. Morgan and Cravath, also attended the meeting. During this meeting, representatives of senior management presented an update to the Company’s five-year projections, including the differences between the updated five-year projections and the last forecast reviewed with the Board on July 12, 2012. The Board and senior management discussed that the updated five-year projections reflected higher revenue growth but lower adjusted EBITDA margins and discussed the reasons for those changes.

During the meeting, representatives of J.P. Morgan reviewed and discussed with the Board the process undertaken since, and status of discussions with the potential acquirors identified at, the prior Board meeting, and reported that all seven financial sponsors previously identified expressed interest and management presentations had been scheduled with all of them for the following week. The representative of J.P. Morgan reported to the Board that Financial Party E had reached out to J.P. Morgan to express an interest in participating in the process. J.P. Morgan expressed the view, as previously discussed with the Board, that Financial Party E likely did not have the capacity to consummate an acquisition of the Company on its own, and would need to partner with another party in the process. The Board discussed with J.P. Morgan which of the financial sponsors already in the process would be best suited to partner with Financial Party E. J.P. Morgan reported that when it had contacted Financial Party B and Financial Party D to invite them into the process, each of them had expressed an interest in partnering with Financial Party E in light of Financial Party E’s experience in the industry and knowledge of the Company. After discussion, the Board decided that for various reasons, including Financial Party D’s larger size, it was best to have Financial Party E partner with Financial Party B in order to create the potential for a stronger joint bid by those two firms.

The representatives of J.P. Morgan then advised the Board that they had received an unsolicited communication from a financial sponsor referred to as Financial Party F expressing an interest in pursuing a potential sale transaction with the Company. J.P. Morgan stated that Financial Party F had been on the list of potential financial sponsors originally reviewed with the Board on July 27, but that the Board decided at that time not to include Financial Party F in the sale process. J.P. Morgan stated that they had put Financial Party F on hold until they had a chance to discuss the inclusion of Financial Party F with the Board. The Board discussed that the list of initially selected acquirors was comprised of those parties that J.P. Morgan believed provided the highest likelihood of consummating a transaction at the best price, but was also a manageable number in light of management resources and the risk of leaks. The Board decided to keep Financial Party F out of the process for the time being, noting that it could revisit this decision at a later date if it felt that there were not sufficient parties remaining in the process.

The representatives of J.P. Morgan then updated the Board on the status of discussions with potential strategic acquirors, reporting that Strategic Party A had declined to pursue a transaction because it was focused at this time on the integration of recent large acquisition, but noting that J.P. Morgan would contact Strategic Party A again at a later date to see if it could encourage Strategic Party A to join the process then. J.P. Morgan reiterated the plans to contact Strategic Party C after Labor Day. Mr. Brewer described to the Board the meeting he had that week with Strategic Party B, and that Strategic Party B had expressed an interest in pursuing a potential sale transaction and that a confidentiality agreement with them was under negotiation.

The Board and its advisors then discussed whether to include additional strategic buyers in the process. After discussion, the Board instructed J.P. Morgan to also contact two additional strategic parties, referred to as Strategic Party D and Strategic Party E, to gauge their interest in pursuing a potential sale transaction. The Board discussed several other potential strategic buyers, but determined that those companies were not likely to be interested in pursuing a transaction with the Company for various reasons.

J.P. Morgan then reviewed with the Board a potential process timeline, which provided for initial bids due from parties in early October, which timeline would allow sufficient time for the potential strategic acquirors to conduct their due diligence prior to submitting first round bids.

At that time, J.P. Morgan provided updated financial information and analyses regarding the strategic alternatives available to the Company based upon the updated five-year projections that were presented to the Board earlier in the meeting. At the meeting, members of senior management also took the Board through the management presentation that would be provided to parties in the sale process.

Without representatives of J.P. Morgan present, the Board then reviewed its fiduciary duties to stockholders. The Board considered whether to form a special committee to manage the sale process. After discussion, the Board determined that it would not form a special committee. In reaching this determination, the Board considered the potential conflicts that members of management may face during the sale process and decided that the Board and its advisors would manage and direct the bidding process and that, absent explicit Board authorization, management would be prohibited from discussing with any potential buyers any compensation or other employment terms or management participation in a transaction, other than expressing a willingness to work with any buyer if a deal is consummated, and that management would not discuss valuation, price or other deal terms with any potential buyer except as directed by the Board and that management would be so instructed. The Board also decided that it would hold regular executive sessions at the end the Board meetings, consisting solely of the independent directors of the Board (representing all members of the Board other than Mr. Armstrong and Mr. Brewer) and representatives of Cravath, outside counsel to the independent directors.

At this point in the meeting, members of management (other than Mr. Brewer) left the meeting. Mr. Brewer presented, with the Compensation Committee’s independent counsel in attendance, to the Board a proposal regarding uniform severance and change of control terms of employment agreements, which had been prepared by the Compensation Committee’s independent compensation consultant. Mr. Brewer stated that there was currently significant variability among the terms of these arrangements for various executives, and that the proposal would provide uniformity as well as constitute a reasonable package consistent with market practice in light of the risk of losing key employees as a result of the sale process. The Board reviewed the changes that would apply to each category of executive, and determined to have the Compensation Committee’s independent compensation consultant provide additional information for consideration.

The independent directors then met separately with Cravath to further discuss the sale process. The independent directors reviewed the earlier Board discussion and the decisions that were made, noting that they were comfortable with the decisions made and the sale process that had been initiated, including the timetable for submission of bids. The independent directors and Cravath discussed the procedural protections previously discussed at the full Board meeting, and the independent directors confirmed that Cravath would be outside counsel to the independent directors.

On August 31, 2012, representatives of J.P. Morgan contacted representatives of Strategic Party D and on September 1, 2012, representatives of J.P. Morgan contacted representatives of Strategic Party E to inquire about their respective interest in a potential sale transaction.

From September 4, 2012 through September 7, 2012, management of the Company gave management presentations to NMC/RHI (with NMC/RHI’s advisors Greenhill and Bain & Co. (“Bain”) in attendance), Financial Party A, Financial Party B, Financial Party C, Financial Party D and Mixed Strategic/Financial Party A. The NMC/RHI presentation occurred on September 6, 2012 and at that meeting information concerning the business of the Company and potential synergies that might result from an acquisition of the Company by NMC/RHI were discussed. Financial Party E received a management presentation on September 25, 2012. Representatives of J.P. Morgan attended each of the presentations. All of these parties were offered follow-up telephone calls with Company management, which occurred at various times over the following weeks.

On September 5, 2012, Mr. Brewer met telephonically with an executive of Strategic Party C to discuss a potential sale transaction. J.P. Morgan also contacted representatives of Strategic Party C on September 5, 2012. An executive of Strategic Party C responded to J.P. Morgan on September 6, 2012 that Strategic Party C was not interested in pursuing a transaction, citing too much product overlap.

On September 6, 2012, Mr. Brewer met telephonically with representatives of Strategic Party E. On this call, it was agreed that a product review would be scheduled between representatives of the Company and Strategic Party E to evaluate product fit.

On September 10, 2012, NMC/RHI, Financial Party A, Financial Party B, Financial Party C, Financial Party D, Mixed Strategic/Financial Party A and Strategic Party B received access to an electronic data room containing due diligence information with respect to the Company. Financial Party E received access to the data room on September 15, 2012.

On September 12, 2012 and September 14, 2012, the Company’s management met telephonically with representatives of NMC/RHI and Financial Party A, Financial Party B, Financial Party C, Financial Party D, Mixed Strategic/Financial Party A, and Financial Party E to discuss the Company’s financials and finance function.

On September 13, 2012, the Company’s management gave a presentation to representatives of Strategic Party B.

On September 14, 2012, the Company’s management met telephonically with representatives of Strategic Party E to address product review diligence.

On September 18, 2012, J.P. Morgan distributed perspectives on market financing terms to representatives of the financial sponsors, and held follow-up calls as requested.

On September 19, 2012, Mr. Singh and other representatives of NMC/RHI and Bain met with a member of the Company’s senior management and other representatives of the Company and J.P. Morgan to discuss the Company’s product development as well as possible synergies that could result from an acquisition of the Company by NMC/RHI.

On or about September 20, 2012, J.P. Morgan distributed a bid instruction letter relating to submission of first round, non-binding indications of interest to NMC/RHI and Financial Party A, Financial Party B, Financial Party C, Mixed Strategic/Financial Party A, Financial Party D and Financial Party E asking them to submit their initial indications of interest to acquire 100% of the capital stock of the Company. The letters indicated a bid deadline of 5:00 p.m. on October 8, 2012.

On September 21, 2012, Financial Party A communicated to J.P. Morgan that it was declining to participate further in the sale process.

On September 24, 2012, at a regularly scheduled meeting of the Board, the Board considered the status of the sale process initiated by the Board. Members of the Company’s senior management, as well as representatives Cravath, also attended the meeting. During this meeting, the Board reviewed and discussed, based on updates from J.P. Morgan, the status of discussions with potential acquirors on a potential acquiror by potential acquiror basis, noting the level of interest expressed by each potential acquiror. With respect to the strategic parties that the Board instructed J.P. Morgan to contact at the prior Board meeting, Strategic Party D and Strategic Party E, Mr. Brewer reported that Strategic Party D had been unresponsive to J.P. Morgan’s inquiry and Strategic Party E had expressed concern about the level of potential product overlap. Mr. Brewer then reported that Strategic Party C had been contacted and was not interested in pursuing a transaction, citing too much product overlap. The Board then discussed the status of discussions with Strategic Party B and that Strategic Party B had been putting in significant work to evaluate a potential sale transaction. Mr. Brewer also described how the Company and J.P. Morgan had been working hard to keep Strategic Party B engaged and actively involved in the process.

On September 24, 2012, J.P. Morgan received a communication from a financial sponsor referred to as Financial Party G, stating that it owned slightly less than five percent of the Company’s common stock and expressing an interest in joining the sale process.

On September 26, 2012, representatives of Strategic Party B attended a finance call with the Company’s management.

On September 28, 2012, representatives of management, J.P. Morgan and Cravath met telephonically to discuss the Financial Party G communication. It was discussed that since Financial Party G already owned a significant stake in the Company, evidencing an interest and understanding of the Company, it would be beneficial to include them in the process. Between September 28, 2012 and October 1, 2012, Company management reached out to the members of the Board regarding whether to involve Financial Party G in the process and the Board reached a consensus to let Financial Party G into the sale process. Between October 1, 2012 and October 3, 2012, Financial Party G and the Company negotiated and executed a confidentiality agreement.

On September 28, 2012 and from October 2, 2012 through October 4, 2012, the Company’s management met telephonically with representatives of NMC/RHI and Financial Party B, Financial Party C, Financial Party D and Financial Party E to address any outstanding diligence questions prior to the first-round bid deadline.

On October 1, 2012, the Company’s Compensation Committee met to discuss a proposal regarding uniform severance and change of control terms of employment agreements, which had been prepared by the Compensation Committee’s independent compensation consultant and initially discussed with the Board on August 30, 2012. Members of the Company’s senior management, as well as representatives of Cravath and the Compensation Committee’s independent counsel, also attended the meeting. At this meeting, the Compensation Committee and its advisors discussed market practice and the terms of the proposed revisions, including the estimated incremental cost of the proposed revisions. Following discussion, the Compensation Committee approved the uniform severance and change of control terms of employment agreements.

On October 3, 2012, Financial Party G received access to the electronic data room.

On October 4, 2012, the Company’s management met telephonically for a product review and sales diligence meeting for representatives of Mixed Strategic/Financial Party A and management from their jointly owned portfolio company.

On October 5, 2012, the Company’s management gave a management presentation to representatives of Financial Party G.

On October 6, 2012, the Company’s management met telephonically with representatives of the various financial sponsors in the process to preview and discuss the Company’s preliminary third-quarter financial results, which were below consensus Wall Street estimates.

On October 8, 2012, the Company received written initial non-binding indications of interest from Financial Party E, Financial Party B and NMC/RHI. On October 9, 2012, the Company received a written indication of interest from Financial Party D. Financial Party C responded orally to J.P. Morgan on October 8, 2012, but did not submit a written indication of interest. Mixed Strategic/Financial Party A responded orally to J.P. Morgan on October 8, 2012 stating that it would not be submitting an indication of interest. Strategic Party B contacted Mr. Brewer on October 5, 2012 informing him that Strategic Party B would not pursue a transaction because the SEC investigation relating to the Company’s financial restatements was still ongoing. No strategic party submitted an indication of interest.

On October 10, 2012, the Board held a special meeting by teleconference to consider the indications of interest the Company received on October 8, 2012 and October 9, 2012. Members of the Company’s senior management, as well as representatives of J.P. Morgan and Cravath, also attended the meeting. During the meeting, members of management discussed with the Board the Company’s third quarter results and fourth quarter forecast. The representatives of J.P. Morgan then reviewed with the Board the bids that had been received by the parties in the process. J.P. Morgan reported that no bids were received from any of the strategic acquirors.

J.P. Morgan reported that Strategic Party B had determined, and had so communicated to the Company on October 5, 2012, that it would not submit a bid because the SEC investigation relating to the Company’s financial restatements was still ongoing. J.P. Morgan stated that it would keep in touch with Strategic Party B in case it changed its view.

J.P. Morgan then noted that Strategic Party E, Strategic Party D, Strategic Party C and Strategic Party A had all previously decided against submitting bids (on September 24, 2012 in the case of Strategic Party E, September 25, 2012 in the case of Strategic Party D, September 6, 2012 in the case of Strategic Party C and August 22, 2012 in the case of Strategic Party A).

Representatives of J.P. Morgan then reviewed with the Board, on a bidder-by-bidder basis, the indications of interest received, including the bid prices, conditions and other material terms of each indication of interest: Financial Party B bid $36.00 per share in cash and contemplated a six-week time period until signing a definitive agreement; Financial Party E bid $37.00 per share in cash and contemplated a 30-business-day period until signing a definitive agreement; Financial Party D bid $38.00 per share in cash conditioned upon being able to partner with another private equity firm, contemplated a six-to-eight-week time period until signing a definitive agreement, and expressed a desire to partner with Financial Party E; Financial Party C, which had not submitted a written indication of interest, had verbally communicated to J.P. Morgan that it did not believe it could be competitive because it did not already have a strategic asset in the space with which to drive synergies, expressed a preference to partner with another bidder and stated that its top value for the Company was $40.00 per share; and NMC/RHI bid $45.00 per share in cash and contemplated an accelerated timeline that would result in signing a definitive agreement by November 5, 2012. The NMC/RHI indication of interest reflected a premium of approximately 35.1% when compared to the Company’s closing stock price on the NASDAQ of $33.30 per share on October 8, 2012. Representatives of J.P. Morgan then noted that Financial Party G was still early in due diligence and its initial bid was due on October 19, 2012. The Board then considered and discussed the accelerated timeline proposed by NMC/RHI, and considered whether it would be prudent to suggest an even more aggressive timeline that would result in signing and announcing a transaction by October 30, 2012, the scheduled date on which the Company’s third-quarter results were to be released. The Board considered the fact that NMC/RHI was significantly ahead on price and desired a quick timetable, the benefits of announcing a deal before earnings were announced (as results could cause bidders to reduce their offers) and the risk of leaks that would continue to increase as the process progressed.

After discussion and consideration of the Company’s other strategic alternatives, the Board decided to continue with the sale process. The Board then instructed J.P. Morgan to invite NMC/RHI into the next round of the process and to inquire whether an October 30, 2012 targeted signing date was possible if the Board wished to proceed on an accelerated timeline. The Board also instructed J.P. Morgan to ask NMC/RHI for more information regarding its equity financing and to inquire whether NMC/RHI would be willing to increase its price. The Board also decided to approve NMC/RHI contacting and using Credit Suisse in connection with its debt financing, subject to execution of an acceptable confidentiality agreement. The Board discussed that Financial Party B and Financial Party E had not been able to agree to partner due to disagreements on their respective equity allocations and the Board decided that it was willing to allow Financial Party D and Financial Party E to partner and enter the next round of the process and instructed J.P. Morgan to contact them about partnering with each other. The Board also determined to let Financial Party D and Financial Party E contact a reasonable number of potential debt financing sources. The Board also instructed J.P. Morgan to inquire whether Financial Party G could submit its initial bid in advance of its then October 19, 2012 deadline. The Board also decided that J.P. Morgan should put Financial Party B on hold for the time being because it had the lowest initial bid and it appeared unlikely that Financial Party B could raise its bid enough to be competitive, but if contrary to that expectation the J.P. Morgan response resulted in Financial Party B raising its bid to a more competitive level, it would be able to remain in the process. Finally, the Board instructed J.P. Morgan to reach out to Strategic Party A again to see if it had interest in participating. A representative of J.P. Morgan then reviewed with the Board, as detailed in a presentation provided by J.P. Morgan to the Board in advance of the meeting, J.P. Morgan’s banking and other business relationships with the interested financial bidders.

The independent members of the Board then met separately with Cravath and without management or representatives of J.P. Morgan being present. The independent directors reviewed and confirmed the earlier decisions by the Board and noted that management should be reminded that they were prohibited from discussing with any potential buyers, without explicit authorization of the Board, any compensation or other employment terms or management participation in a transaction, other than expressing a willingness to work with any buyer if a deal is consummated. This reminder was given to management following the meeting.

On October 11, 2012, the Company’s management held a financial due diligence teleconference with representatives of Financial Party G.

On October 11 and 12, 2012, NMC/RHI and Greenhill provided to J.P. Morgan additional information regarding NMC/RHI’s sources of financing and anticipated timetable in connection with an acquisition of the Company.

Also on October 11, 2012, J.P. Morgan distributed a bid instruction letter relating to submission of a first round, non-binding indication of interest to Financial Party G asking it to submit its initial indication of interest to acquire 100% of the capital stock of the Company, with a bid deadline of 5:00 p.m. on October 19, 2012.

On October 12, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan and Cravath also attended the meeting. J.P. Morgan updated the Board on the status of discussions with NMC/RHI and the other bidders remaining in the process. J.P. Morgan reported that, based on its discussions with Greenhill, NMC/RHI’s financial advisor, on October 11, 2012, NMC/RHI was receptive to an accelerated timeline that would lead to a definitive agreement being announced by October 30, 2012. J.P. Morgan reported that it also inquired whether NMC/RHI was willing to raise its bid, and was told that NMC/RHI would not increase its bid. J.P. Morgan also detailed for the Board NMC/RHI’s plan for financing an acquisition of the Company based on the information provided by NMC/RHI and Greenhill. Members of the Company’s senior management then discussed the requests made by NMC/RHI for various meetings with Company management and functional leads in connection with NMC/RHI’s diligence effort and how the Company would address those requests over the coming days. The Board then discussed the appropriate point at which Company management would be permitted to discuss employment arrangements with a potential acquiror. The Board noted that NMC/RHI’s bid was not contingent on entering into employment arrangements with Company management prior to signing. The Board instructed that Company management should not discuss compensation or employment terms with NMC/RHI or any other bidder until expressly authorized by the Board. J.P. Morgan then updated the Board on developments with respect to the other bidders, noting that: Financial Party E was considering whether to partner with Financial Party D; Financial Party D, whose bid was conditioned on being able to partner with another private equity firm, was waiting to receive a response from Financial Party E about partnering; Financial Party B had expressed disappointment to J.P. Morgan that its bid was not viewed as competitive and reported that it would revisit its proposal and get back to J.P. Morgan if it was able to increase its bid; and J.P. Morgan had requested that Financial Party G submit its written indication of interest in advance of its then October 19, 2012 deadline and that Financial Party G indicated that it would attempt to do so. J.P. Morgan and the Board also discussed holding off on further engaging with Financial Party C, which had not submitted a written bid, in order to see what happened with the other parties in the process.

The independent members of the Board then met separately with Cravath and without Company management or representatives of J.P. Morgan being present. The independent directors discussed again that Company management would not be permitted to have conversations about compensation or employment terms with a potential buyer at this stage in the process, and that Company management would be reminded of this by the independent directors. This reminder was given to management following the meeting. Cravath then reviewed with the independent directors the draft of the merger agreement that was to be shared with the bidders. The draft of the merger agreement was posted to the electronic data room for bidders later that evening and became available to bidders the next day.

From October 12 and continuing until October 31, 2012, NMC/RHI continued its due diligence investigation of the Company and was provided with access to additional nonpublic information through the electronic data room containing certain business, product, financial, legal and other information concerning the Company and its subsidiaries and additional presentations by, and conference calls with, Company management and representatives of J.P. Morgan and other relevant advisors of the Company. During this time period, Company management made presentations to representatives of Credit Suisse, lender to NMC/RHI, after execution by Credit Suisse of a confidentiality agreement.

On October 16, 2012, Mr. Brewer and Mr. Singh had a meeting to discuss the potential sale transaction. At that meeting, Mr. Singh expressed to Mr. Brewer that NMC would like Mr. Brewer to serve as Chief Executive Officer of RHI if RHI were to acquire the Company. Mr. Brewer indicated that under the right terms he would be willing serve in that capacity if RHI were to acquire the Company. There was no discussion at this meeting concerning the terms of any potential employment or compensation arrangements.

On October 16, 2012, Financial Party G submitted a written initial indication of interest of $40.00 per share.

On October 17, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan and Cravath also attended the meeting. Members of the Company’s senior management updated the Board on the meetings and management presentations with NMC/RHI held in Phoenix, Arizona that week in which Company management provided information on the Company’s business, results of operations, financial condition and prospects and responded to questions from NMC/RHI regarding the same. Mr. Brewer also informed the Board of his

October 16, 2012 meeting with Mr. Singh, and that Mr. Singh had expressed NMC’s interest in having Mr. Brewer serve as Chief Executive Officer of the combined business of RHI and the Company, and Mr. Brewer’s response, which was consistent with the instructions previously given to Mr. Brewer by the Board. J.P. Morgan then briefed the Board on the bid received the previous day from Financial Party G. J.P. Morgan reported that it had informed Financial Party G that the Company contemplated a four-week process but that the Board was receptive to preemptive proposals on price and timeline. J.P. Morgan then reported that, since the prior Board meeting held on October 12, 2012, Financial Party E had contacted J.P. Morgan and expressed an interest in partnering with Financial Party D, as had been requested by Financial Party D and conveyed to Financial Party E by J.P. Morgan at the Board’s direction. J.P. Morgan also reported that Financial Party E said that its price was still in the “high thirties” per share. J.P. Morgan then recommended to the Board that Financial Party G and the Financial Party D/Financial Party E pair be brought into the second round of the sale process. J.P. Morgan also reported that, since the prior Board meeting, it had again reached out to Strategic Party B and Strategic Party B reiterated that it was not interested in pursuing a transaction. J.P. Morgan also noted that, should another bidder drop out, they could also go back to Financial Party C to see if it would submit a formal written bid and join the sale process. The Board then considered whether to move forward with Financial Party G and the Financial Party D/Financial Party E pair—along with NMC/RHI—included in the sale process, considering issues of timing, creating a competitive process and management bandwidth.

The independent members of the Board then met separately with Cravath and without Company management or representatives of J.P. Morgan being present. After discussion, the independent directors decided to continue to move forward at an accelerated pace with NMC/RHI, to let Financial Party G into the next round of the process, to permit Financial Party E and Financial Party D to partner and stay in the process and hold off on pressing Financial Party C for a written bid.

Following the October 17, 2012 meeting, Financial Party G and the Financial Party D/Financial Party E pair were provided with access to additional nonpublic information concerning the Company through the electronic data room containing certain business, product, financial, legal and other information and additional presentations by, and conference calls with, Company management and representatives of J.P. Morgan.

On October 22, 2012, Cravath received comments to the auction draft merger agreement from Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), counsel to NMC/RHI. Also on October 22, 2012, representatives from J.P. Morgan had a call with representatives from Greenhill and requested an update and confirmation of NMC/RHI’s bid status within 48 hours.

On October 23, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan and Cravath also attended the meeting. At this meeting, members of the Company’s senior management and representatives of J.P. Morgan provided the Board with an update on the status of discussions with NMC/RHI and Financial Party G. J.P. Morgan informed the Board that NMC/RHI was fully engaged in the due diligence process, that various diligence calls and meetings were being held and that NMC/RHI was still moving on an accelerated timeline. Representatives of Cravath then discussed with the Board the material issues raised by NMC/RHI’s October 22, 2012 comments to the merger agreement, including the fact that NMC/RHI had removed the “go-shop” provision. J.P. Morgan then summarized the sale process that the Board had already undertaken, noting that J.P. Morgan and the Board had canvassed the field for the most likely potential strategic and private equity acquirors (including private equity firms that held strategic portfolio companies). The Board also discussed whether it should instruct J.P. Morgan to go back again and ask NMC/RHI to raise its bid, in light of the fact that J.P. Morgan at the Board’s instruction had already requested NMC/RHI’s best bid. The directors expressed concerns with asking for a price increase again, focusing on whether that would put the $45.00 bid at risk if NMC/RHI said no and the Board determined to move forward with NMC/RHI, and whether that would hurt in negotiating other terms associated with deal certainty. The Board concluded that the risks associated with pushing NMC/RHI to raise its price above $45.00 per share, which was already very attractive, in light of the level and timing and due diligence status of the other bids, outweighed any potential benefits of doing so.

The independent members of the Board then met separately with Cravath and without Company management or representatives of J.P. Morgan being present. During this session, the independent directors reviewed and confirmed the earlier decisions by the Board.

Also on October 23, 2012, in accordance with the Board’s prior instruction, a representative of J.P. Morgan called a representative of Strategic Party A again to see if it had interest in participating in a transaction with the Company but Strategic Party A did not respond to the call.

On October 24, 2012, representatives of Greenhill communicated to J.P. Morgan that NMC/RHI would submit a proposal, which would contemplate an acquisition of the Company at a price in the range of $44.50 to $45.00 per share. Later that day, J.P. Morgan communicated to Greenhill that the Company was not prepared to move forward with NMC/RHI unless their proposal was at a price per share of at least $45.00.

Also on October 24, 2012, Cravath sent a revised version of the merger agreement to Fried Frank that, at the Board’s direction, continued to include a “go-shop” provision.

On October 25, 2012 and October 30, 2012, the Company held due diligence meetings and management presentations with representatives from Financial Party G. The Company held further diligence calls with representatives from Financial Party G on October 31, 2012.

On October 25, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan and Cravath also attended the meeting. At this meeting, members of the Company’s senior management and representatives of J.P. Morgan provided the Board with an update on the status of discussions with NMC/RHI and Financial Party G. Cravath then updated the Board on the status of the legal documentation under negotiation with NMC/RHI, including with respect to the “go-shop” provision that NMC/RHI had objected to in its comments to the merger agreement and termination fees payable under certain circumstances. The Board then discussed, in light of the possibility of signing an agreement with NMC/RHI as early as Sunday, October 28, 2012, whether to seek a higher bid from Financial Party G. The Board discussed the fact that Financial Party G was behind on price and had not yet completed its due diligence. J.P. Morgan also discussed its belief that asking Financial Party G to make a significantly higher bid on a short timeframe would risk Financial Party G becoming discouraged and dropping from the process, and that it would be detrimental to the sale process to risk losing the next best option if discussions with NMC/RHI fell through. After discussion, the Board decided to not request a higher bid or a more accelerated due diligence timeline from Financial Party G at that time.

On October 26, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan and Cravath also attended the meeting. At this meeting, members of the Company’s senior management and representatives of J.P. Morgan provided the Board with an update on the status of discussions with NMC/RHI. The Board also discussed its desire to sign and announce a transaction as quickly as possible, in light of NMC/RHI’s attractive proposal, the Company’s upcoming third quarter earnings release and the continued risk of leaks due to the number of institutions that were aware of the sale process.

On October 27, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan, DLA Piper LLP, the Company’s outside legal counsel (“DLA Piper”), and Cravath also attended the meeting. At this meeting, members of the Company’s senior management and representatives of Cravath updated the Board on the status of legal documentation with NMC/RHI, including the fact that Fried Frank had delivered a full package of bid documents to Cravath that morning. The bid documents included a final bid letter confirming NMC/RHI’s offer of $45.00 per share of Company common stock, a draft of the equity commitment letter from an NMC fund, a draft of the debt commitment letter from Credit Suisse and a revised draft of the merger agreement. The Board and its advisors discussed the significant open issues in the bid documents, and gave guidance to Cravath on the open issues. The Board also discussed the timing for finalizing and announcing a transaction.

Also on October 27, 2012, representatives of Cravath and Fried Frank had a teleconference to discuss and negotiate the merger agreement. On October 28, 2012, Cravath sent a revised draft of the merger agreement to Fried Frank.

On October 28, 2012, representatives of NMC/RHI conveyed to the Company and Cravath that they had a diligence concern relating to a commercial agreement. Later on October 28, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan and Cravath also attended the meeting. At this meeting, members of the Company’s senior management discussed the status of the transaction and updated the Board regarding the diligence concern. Members of the Company’s senior management and Cravath discussed the issue with the Board and indicated that they did not agree that this diligence concern had merit. The Board instructed management and Cravath to express their views on this issue to NMC/RHI and its counsel.

On October 29, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan and Cravath also attended the meeting. At this meeting, members of the Company’s senior management and Cravath updated the Board on the status of discussions with NMC/RHI and NMC/RHI’s diligence concern. The Board then discussed the status of Financial Party G’s bid, noting that the Company was scheduled to have a meeting with Financial Party G the following day.

Also on October 29, 2012, the Company issued a press release stating that, in light of Hurricane Sandy, it would delay reporting its third quarter 2012 results from its previously scheduled date of Tuesday, October 30 to Monday, November 5.

During the evening of October 29, 2012, Reuters released a news article reporting that the Company had hired J.P. Morgan to explore a sale of the Company and was in an advanced stage of a sale process. The Company did not comment on the article.

On October 30, 2012, the Board held a special meeting by teleconference. Members of the Company’s senior management as well as representatives of J.P. Morgan, DLA Piper and Cravath also attended the meeting. Cravath updated the Board on the status of discussions with NMC/RHI, and the fact that NMC/RHI and Fried Frank hoped to be in a position to deliver the revised draft of the merger agreement the following day. The Board then discussed that diligence meetings with Financial Party G were continuing and that Financial Party G expected to submit a final bid, markup of the merger agreement and draft debt commitment papers by November 14, 2012. J.P. Morgan then updated the Board on the status of the Financial Party D/Financial Party E bid, reporting that the Financial Party D/Financial Party E pair were delayed due to the fact that they had to work through issues related to partnering. J.P. Morgan also informed the Board that the Financial Party D/Financial Party E pair had told J.P. Morgan that they remained in the $37.00-$38.00 per share range.

The independent directors then met separately with Cravath and without Company management or representatives of J.P. Morgan or DLA Piper being present. The independent directors first discussed that members of Company management were still not authorized to speak to NMC/RHI about employment terms and compensation matters. The independent directors then considered the status of the Financial Party G and the Financial Party D/Financial Party E pair bids. After considering the different timelines of Financial Party G and the Financial Party D/Financial Party E pair in relation to NMC/RHI’s timeline, the independent directors concluded that the Company and its advisors should continue to focus on executing a definitive agreement with NMC/RHI as quickly as possible.

During the evening of October 30, 2012, representatives of NMC/RHI communicated to the Company that they had finished their analysis of their diligence concern and wanted to move quickly to negotiate, finalize and execute the merger agreement and ancillary agreements and announce the transaction on the morning of November 1, 2012.

On the morning of October 31, 2012, Fried Frank sent a revised draft of the merger agreement to Cravath, and Cravath and Fried Frank spoke by teleconference multiple times throughout the day and evening to discuss the remaining open points in the merger agreement and other ancillary agreements. In those discussions, Fried Frank stated, among other things, that NMC/RHI was prepared to walk away from the transaction if the Company continued to insist on including a “go-shop” period. Cravath and Fried Frank also exchanged revisions to the merger agreement and other ancillary documents throughout the day and evening of October 31, 2012.

Also on October 31, 2012, J.P. Morgan received an unsolicited call from an additional strategic party inquiring about the sale process.

That afternoon, the Board met by teleconference with members of the Company’s senior management and representatives from Cravath and J.P. Morgan. Representatives of Cravath discussed with the Board the remaining open items in the merger agreement and the Board’s fiduciary duties under applicable law. In particular, the Board, Cravath and J.P. Morgan discussed the inclusion of a “go-shop” period, which NMC/RHI had objected to strongly throughout the negotiations and was unwilling to relent on. The Board discussed that it had conducted a robust pre-signing sale process, that the Company and J.P. Morgan had made a concerted effort to get strategic bidders to enter and remain in the sale process and that there would still be an opportunity to consider post-signing superior proposals even in the absence of a “go-shop” provision. After further discussion and consideration, the Board provided instructions to Cravath regarding a proposal on certain key terms to respond to Fried Frank with, including that the Board would forego a “go-shop” period, would seek to have a termination fee payable by the Company in the event it terminated the merger agreement to accept a superior proposal equal to approximately two percent of the equity value of the transaction—and less than one dollar per outstanding share of Company common stock—and would insist on a minimum length of time of approximately 40 days between signing and consummation of the tender offer (which the Board concluded would allow sufficient time for a motivated alternative buyer to propose a superior proposal and for the parties to negotiate the definitive terms of any such transaction, with a three business day extension to this period in certain circumstances). The Board also provided instructions to Cravath regarding a proposal on the amount of the termination fee payable by NMC/RHI in certain circumstances. The Board also discussed the unsolicited call that J.P Morgan received earlier that day from an additional strategic party and noted that it was unlikely such party would ultimately enter into a transaction with the Company and that under the terms of the merger agreement such party would have the opportunity to make a post-signing bid for the Company, and determined that given how close the Company was to being in a position to execute an agreement with NMC/RHI, it would not be prudent to delay signing an agreement with NMC/RHI and potentially lose the NMC/RHI transaction in order to start discussions with that party. The independent directors then met separately with Cravath and without Company management or representatives of J.P. Morgan being present. The independent directors reviewed and confirmed the earlier decisions made by the Board.

Representatives of Cravath communicated the Board’s positions on various merger agreement terms to representatives of Fried Frank. Later in the afternoon, Fried Frank advised Cravath that NMC/RHI agreed on the amount of the termination fee payable by the Company and the minimum period of time requested by the Company between signing the merger agreement and consummation of the tender offer, but disagreed on the amount of the termination fee payable by NMC/RHI under the merger agreement.

In the evening on October 31, 2012, the Board met again by teleconference with members of the Company’s senior management and representatives from Cravath and J.P. Morgan to discuss NMC/RHI’s response to the Company’s proposals on the open issues. Representatives of Cravath reviewed with the Board the terms of the merger agreement and the ancillary documents that had been negotiated with NMC/RHI and Fried Frank. Cravath outlined the significant issues that had been resolved in the negotiations and those that remained to be resolved, including potential ways to resolve those open issues. Representatives of J.P. Morgan then reviewed with the Board its financial analysis of the proposed offer made by NMC/RHI and answered the Board’s questions. The Board then provided instructions to Cravath regarding the negotiation of the amount of the termination fee payable by NMC/RHI in certain circumstances.

Following additional communications by representatives of Fried Frank and Cravath, late in the evening on October 31, 2012, the Board met for a third time that day by teleconference with members of the Company’s senior management and representatives from Cravath, DLA Piper and J.P. Morgan. Cravath reported on the status of negotiations with NMC/RHI and Fried Frank and received instructions from the Board on how to settle the final open issues with NMC/RHI, including the amount of the termination fee payable by NMC/RHI under the merger agreement. Representatives of Cravath also reviewed with the Board the estimated compensation that the Company’s senior management could receive as a result of the transaction under employment arrangements. At this point, the Board decided to recess and to reconvene after a meeting of the Compensation Committee. The Compensation Committee then unanimously approved resolutions regarding transaction-related compensation matters.

Upon return from the board’s recess, J.P. Morgan then delivered its oral opinion to the Board, which opinion was later confirmed in writing, to the effect that, based upon and subject to the various assumptions made, procedures followed and qualifications and limitations set forth therein, the consideration to be paid to the holders of the outstanding shares of Company common stock in the proposed transaction was fair, from a financial point of view, to such holders. The independent directors then met separately with Cravath and without Company management or representatives of J.P. Morgan or DLA Piper being present to discuss the terms and conditions of the merger agreement and the transaction generally. Following the executive session, the full Board, members of the Company’s senior management and all advisors met again. The Board then unanimously determined, for the reasons detailed in the section of this Statement captioned “Reasons for Recommendation” below, that the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of the Company and its stockholders and approved the merger agreement, and recommended that the stockholders of the Company tender their shares into the tender offer and vote in favor of adopting the merger agreement should a stockholder vote be required under applicable law to effect the transaction.

Following the third Board meeting, in the early morning hours of November 1, 2012, Parent, Merger Sub and the Company finalized and executed the merger agreement and the ancillary agreements, and RedPrairie and the Company issued a joint press release announcing execution of the merger agreement.

Reasons for Recommendation

The Board, at a meeting held on October 31, 2012, after due and careful discussion and consideration, unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, (iv) authorized and approved the Top-Up Option (as defined and further discussed in “Item 8. Additional Information—Top-Up”) (including the consideration to be paid upon exercise thereof) and the issuance of the Top-Up Shares (as defined and further discussed in “Item 8. Additional Information—Top-Up”) thereunder, (v) directed that, if required by applicable law to consummate the Merger, the adoption of the Merger Agreement be submitted to a vote at a meeting of the Company’s stockholders and (vi) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote to adopt the Merger Agreement. In reaching its determination, the Board consulted with and received the advice of counsel to the independent directors of the Board, discussed certain issues with the Company’s senior management team as well as the Company’s financial advisors and counsel to the independent directors of the Board and considered a number of factors that it believed supported its decision to enter into the Merger Agreement and consummate the transaction, including, but not limited to, the following material factors:

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the $45.00 per share price to be paid in cash in respect of each share of Company Common Stock, which represents a 32.7% premium over the closing price of the Company Common Stock on October 26, 2012 (the last trading day prior to market rumors surfaced stating that the Company was exploring a sale), a 34.8%, 42.2% and 49.5% premium over the respective one, three and six month average closing prices of the Company Common Stock prior to October 26, 2012 and a 15.6% premium over the all-time high closing price of the Company Common Stock;

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the fact that the per share price of $45.00 represents a valuation of the Company at a multiple of 10.1 times the Company’s estimated EBITDA for the 2012 calendar year and 9.7 times the Company’s estimated EBITDA for the 2013 calendar year;

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the possibility that it could take a considerable period of time before the trading price of the Company Common Stock would reach and sustain at least the per share Offer Price of $45.00, as adjusted for present value;

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the fact that the Company engaged in, or attempted to initiate, discussions regarding a potential sale transaction with numerous strategic parties and financial sponsors (and financial sponsors that owned portfolio companies in the Company’s sector), including: NMC/RHI, Strategic Party A, Strategic Party B, Strategic Party C, Strategic Party D, Strategic Party E, Mixed Strategic/Financial Party A, Financial Party A, Financial Party B, Financial Party C, Financial Party D, Financial Party E and Financial Party G;

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the thorough sale process conducted by the Company prior to entering into the Merger Agreement, involving a broad group of potential acquirors (that included both strategic and financial parties) and conducted with the assistance of J.P. Morgan with oversight by the independent directors of the Board (who held regular executive sessions), advised by independent counsel, which did not result in any proposals to acquire the Company at a price higher than $45.00 per share and, other than NMC, none of the indications of interest exceeded $40.00 per share;

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the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of a majority of independent directors who are not affiliated with Parent, Purchaser or any other member of the Offeror Group and are not employees of the Company or any of its subsidiaries, and which retained and received advice from the Company’s financial advisor and independent legal advisors (in the case of legal advisors, who were representing only the independent directors) in evaluating, negotiating and recommending the terms of the Merger Agreement;

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the fact that there were restrictions on the ability of the Offeror Group and the Company’s management to enter into any discussions or arrangements without the Board’s consent, and that such discussions did not take place until after the execution of the Merger Agreement;

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the fact that the consideration to be paid in the Transaction is all cash, which provides certainty of value and liquidity to the Company’s stockholders while avoiding long-term business risk, including the risks and uncertainties relating to the Company’s prospects (including the prospects described in management’s projections summarized under “Item 8. Additional Information—Certain Company Projections” below);

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the financial analyses presented to the Board by J.P. Morgan as well as the opinion of J.P. Morgan, dated October 31, 2012, to the Board to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $45.00 cash consideration to be paid to the holders of the Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. See “—J.P. Morgan Financial Analyses and Opinion” below;

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the possible alternatives to a sale of the Company, including continuing as a standalone company and maintaining the status quo, conducting a stock repurchase, implementing a dividend, undertaking a recapitalization or expanding the Company through acquisitions, which alternatives the Board evaluated with the assistance of J.P. Morgan and determined were less favorable to the Company’s stockholders than the Transaction in light of the potential risks, rewards and uncertainties associated with those alternatives;

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the relationships between J.P. Morgan and each of the Company and NMC (and NMC’s affiliates, including the Offeror Group), and the fact that J.P. Morgan agreed at the outset of its agreement with the Company that it would not finance an acquisition of the Company;

•	the speed and likelihood that the Transaction would be consummated based on, among other things (not in any relative order of importance):

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the fact that Parent and Purchaser had obtained committed debt and equity financing for the Transaction, the limited number and nature of the conditions to the debt and equity financing, the reputation of the financing sources and the obligation of Parent and Purchaser to use reasonable best efforts to satisfy the conditions to the debt and equity commitments and, if such conditions are satisfied, to draw on those commitments and take all actions reasonably within their control to cause the financing sources to fund the commitments, each of which, in the reasonable judgment of the Board, increases the likelihood of such financings being completed;

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that the structure of the Transaction as a dual-track, two-step transaction which potentially enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe, followed by the “short-form” Merger in which stockholders that do not tender in the Offer will receive the same cash price as is paid in the Offer. In addition, that the structure of the Transaction permits the use of a one-step transaction, under certain circumstances, in the event the two-step transaction is unable to be effected, and the Merger Agreement contemplates an early filing of a preliminary proxy statement so that the one-step transaction could be implemented without significant delay;

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that if a certain number of shares of Company Common Stock are tendered, Purchaser will be deemed to have exercised the Top-Up Option (as defined and further discussed in “Item 8. Additional Information—Top-Up”) to purchase up to an additional number of shares of Company Common Stock sufficient to cause Purchaser to own 90% of the shares of Company Common Stock outstanding on a fully diluted basis after the Offer, which would permit Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures;

•	that Purchaser is required to extend the Offer in certain circumstances;

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the fact that the Merger Agreement provides that, in the event of a failure of the Transaction to be consummated under certain circumstances, Parent will pay the Company an $85 million reverse termination fee, without the Company having to establish any damages, and the guarantee of such payment obligation by NMP pursuant to the Limited Guarantee;

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the Company’s ability, under certain circumstances pursuant to the Merger Agreement and the equity commitment letter issued by NMP to Parent, to seek specific performance of Parent’s obligation to cause NMP to make or secure the equity contributions to Parent pursuant to the Equity Commitment Letter;

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the Company’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement;

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the fact that neither the Offer nor the Merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution or other agreement or arrangement with Parent, Purchaser, the Offeror Group or the Company, and that no such agreement or arrangement existed as of the date of the Merger Agreement; and

•	the business reputation and capabilities of NMC and its portfolio company, RedPrairie, and their management and the financial resources of NMC, RedPrairie and, by extension, Parent and Purchaser;

•	the other terms of the Merger Agreement and related agreements, including:

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the Company’s ability to consider and respond to an unsolicited written acquisition proposal, to furnish information to the person making such a proposal and to engage in discussions and negotiations with the person making such a proposal, if the Board, prior to taking any such actions, (1) determines in good faith that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and (2) determines that the failure to take such action would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders;

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the Board’s ability, under certain circumstances, to, among other things, withhold, withdraw, qualify or modify its recommendation that the Company’s stockholders tender into the Offer or, if required, vote to adopt the Merger Agreement or fail to publicly affirm such recommendation (subject to, in certain circumstances, a subsequent obligation under the Merger Agreement to pay Parent a termination fee of $32 million plus up to $8 million in Parent’s reasonable and documented out-of-pocket fees and expenses);

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the Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, provided that the Company complies with its obligations relating to the entering into of any such agreement and concurrently with the termination of the Merger Agreement pays to Parent a termination fee of $32 million, plus up to $8 million in Parent’s reasonable and documented out-of-pocket fees and expenses;

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the termination fee and expenses payable to Parent under certain circumstances, including as described above, in connection with a termination of the Merger Agreement (amounting to approximately 2% of the equity value of the Transaction and less than $1.00 per outstanding share of Company Common Stock), which the Board concluded were reasonable in the context of termination fees and expenses payable in comparable transactions and in light of the overall terms of the Merger Agreement, including the per share consideration;

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the availability of appraisal rights under the DGCL to holders of Company Common Stock who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares of Company Common Stock as determined by the Delaware Court of Chancery; and

•	the fact that the end date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transaction;

•	the Board’s views and opinions on the industry in which the Company participates and market competition;

•	the Board’s understanding of the business operations, financial conditions, earnings and prospects of the Company, including the prospects of the Company as a standalone enterprise; and

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the risk that prolonging the sale process further could have resulted in the loss of a favorable opportunity to consummate a transaction with the Offeror Group and distracted senior management from implementing the Company’s business plan.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

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the risk that the Transaction might not be consummated in a timely manner or at all, including the risk that the Transaction will not occur if the financing contemplated by the equity and debt commitments is not obtained, as Parent and Purchaser do not on their own possess sufficient funds to consummate the Transaction;

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that the stockholders of the Company will have no ongoing equity interest in the surviving corporation following the Transaction, meaning that the stockholders will cease to participate in the Company’s future earnings or growth, or to benefit from any increases in the value of the Shares;

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the risk that the minimum condition of 79% in the Offer may not be satisfied and that such minimum condition is a higher threshold than the approval percentage that would be required if the Transaction was structured as a one-step merger (i.e., a majority of the outstanding Shares);

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however, this provision was viewed in light of the provisions in the Merger Agreement that provide for the one-step merger (with a majority voting requirement) in certain circumstances if the minimum condition is not satisfied; and

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furthermore, the Merger Agreement contemplates the early filing of a preliminary proxy statement so that the one-step merger structure could be implemented without significant delay if the minimum condition is not satisfied;

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the restrictions on the conduct of the Company’s business prior to the consummation of the Transaction, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending consummation of the Transaction;

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the risks and costs to the Company if the Transaction does not close, including negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

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that if the Transaction is not consummated, the Company will be required to pay its own expenses associated with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement as well as, under certain circumstances, to pay Parent a termination fee of $32 million and reimburse Parent’s reasonable and documented out-of-pocket fees and expenses (up to a $8 million cap), in connection with the termination of the Merger Agreement;

•	the restrictions in the Merger Agreement on the Company actively soliciting competing bids to acquire the Company;

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the possibility that the up to $8 million in Parent’s expenses plus the $32 million termination fee payable by the Company upon the termination of the Merger Agreement could discourage other potential acquirors from making a competing bid to acquire the Company;

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the fact that Parent and Purchaser are newly formed limited liability companies with essentially no assets other than the equity commitment of NMP and the debt commitments of Credit Suisse, and that the Company’s remedy in the event of breach of the Merger Agreement by Parent or Purchaser may be limited to receipt of the $85 million termination fee, which is guaranteed by NMP and that under certain circumstances the Company may not be entitled to a termination fee at all;

•	the fact that an all cash transaction would be taxable to the Company’s stockholders for U.S. Federal income tax purposes;

•

the fact that completion of the Offer and the Merger would require antitrust clearance in the United States and Germany and the satisfaction of certain other closing conditions, including that no material adverse effect on the Company has occurred, that are not entirely within the Company’s control; and

•

the fact that our executive officers and directors may have interests in the Transaction that are different from, or in addition to, those of our stockholders; see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” above.

In analyzing the Transaction and in reaching its determination as to the fairness of such transactions, the Board considered, among other factors, the analyses and methodologies used by J.P. Morgan in rendering its fairness opinion in respect of the Transaction. See “—J.P. Morgan Financial Analyses and Opinion” below.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board. The Board collectively reached the conclusion to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Transaction and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board. Rather, the Board made its recommendation based on the totality of information presented to it and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

In connection with the consummation of the Transaction, certain of the Company’s directors may receive benefits and compensation that may differ from the per share consideration you would receive. See “Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweighed the risks and uncertainties of the Offer and the Merger.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement, except to the extent any such Shares are disposed of prior to the expiration of the Offer (see “Item 6. Interest in Securities of the Subject Company—Securities Transactions” below).

In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements”. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger.

J.P. Morgan Financial Analyses and Opinion

Pursuant to an engagement letter dated August 17, 2012, the Company retained J.P. Morgan to act as its financial advisor in connection with, among other things, a potential transaction involving the Company.

At the meeting of the Board on October 31, 2012, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to the Board that, as of such date and based upon and subject to the factors, assumptions, qualifications and limitations set forth in J.P. Morgan’s written opinion, the consideration to be paid to the holders of the Company Common Stock in the Transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated October 31, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex I to this Statement and is incorporated herein by reference. The holders of Company Common Stock are urged to read the opinion carefully in its entirety. J.P. Morgan’s written opinion was addressed to the Board, was directed only to the fairness, from a financial point of view, of the consideration to be paid to the holders of Company Common Stock in the Transaction, and does not constitute a recommendation to Company stockholders as to whether stockholders should tender their Shares into the Offer or, in the event that a stockholder vote is required to effect the Merger, how stockholders should vote with respect to the Merger or any other matter. The issuance of J.P. Morgan’s opinion has been approved by a fairness opinion committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Statement is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft of the Merger Agreement dated October 31, 2012;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies that J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies that J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan has not independently verified (nor has J.P. Morgan assumed responsibility or liability for independently verifying) any such information for its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, Parent or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that such analyses and forecasts were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the merger agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, the Parent and Purchaser in the Merger Agreement are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion and J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transaction, or any class of such persons relative to the consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan and reviewed by the Board in connection with providing its opinion. Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must be read together with the text of each summary. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. All market data used by J.P. Morgan in its analyses were as of October 26, 2012 (except in the case of Deltek Inc. (“Deltek”), for which market data were as of June 11, 2012, the last trading day before public rumors regarding a sale of Deltek surfaced). All derived equity values per share of Company Common Stock figures set forth in “Trading Multiples Analysis”, “Selected Transactions Analysis” and “Discounted Cash Flow Analysis” sections are rounded to the nearest $0.25.

Trading Multiples Analysis. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company’s business. The selected companies (collectively, the “Selected Companies”) were:

•	Constellation Software Inc.

•	Deltek

•	Descartes Systems Group Inc.

•	Manhattan Associates, Inc.

•	Mentor Graphics Corp.

•	MICROS Systems, Inc.

•	Oracle Corporation

•	Parametric Technology Corporation

•	Retalix Limited

•	Sage Group plc

•	SAP AG

Using publicly available information, J.P. Morgan calculated for each of the Selected Companies (i) its enterprise value as a multiple of estimated earnings (excluding stock-based compensation expense and other non-recurring items) before interest expense, income taxes and depreciation and amortization (“EBITDA”) for calendar year 2013 (the “EV/EBITDA Multiple”) and (ii) its stock price per share as of October 26, 2012 (or, in the case of Deltek, as of June 11, 2012), adjusted by adding its debt and subtracting its cash on a per share basis, as a multiple of estimated unlevered earnings per share (excluding amortization of acquired intangibles, stock based compensation expense, other non-recurring items and after-tax interest income and expense) for calendar year 2013 (the “P/E Multiple”). J.P. Morgan also calculated a median EV/EBITDA Multiple of 9.3x and a median P/E Multiple of 14.6x for the Selected Companies based on the results of its analysis of the EV/EBITDA Multiple and the P/E Multiple for each of the Selected Companies. Based on the results of its analysis of the EV/EBITDA Multiple and the P/E Multiple for each of the Selected Companies and other factors that J.P. Morgan deemed appropriate, J.P. Morgan calculated a representative EV/EBITDA Multiple range of 6.5x – 10.0x and a representative P/E Multiple range of 9.5x – 15.0x. These multiples were then applied to Company’s adjusted EBITDA (which represents the Company’s EBITDA adjusted by excluding charges related to stock-based compensation and certain restructuring, non-recurring and unusual items, and by adding interest income and other non-operating (income) expense net) contained in the Projections and unlevered adjusted earnings per share (which excludes after-tax interest income and expense per share of $0.37 and certain charges associated with amortization of acquired software, amortization of intangibles, stock based compensation and restructuring, non-recurring and unusual items) contained in the Projections for calendar year 2013, yielding a range of implied fully diluted equity values per share of Company Common Stock of $31.25 to $46.50 and $27.75 to $42.25, respectively (with the latter range reflecting an adjustment to subtract the Company’s debt and add the Company’s cash on a per share basis). J.P. Morgan noted that the consideration per Share to be received in the Transaction is $45.00.

Selected Transactions Analysis. Using publicly available information, J.P. Morgan examined the financial terms of selected transactions involving companies that engaged in businesses which J.P. Morgan deemed to be analogous to the Company’s business. The transactions considered (collectively, the “Selected Transactions”) and the month and year each transaction was announced were as follows:

Announcement Date	Target	Acquiror
August 2012	Deltek	Thoma Bravo

May 2012	Ariba	SAP

December 2011	DemandTec	IBM

April 2011	Lawson	Infor & Golden Gate Capital

April 2011	Activant	Apax Partners

April 2011	Epicor	Apax Partners

May 2010	Sterling Commerce	IBM

November 2009	i2	JDA

July 2008	ILOG	IBM

December 2007	NSB	Epicor

May 2006	SSA Global	Infor & Golden Gate Capital

April 2006	Manugistics	JDA

January 2006	Datastream	Infor

Using publicly available estimates, J.P. Morgan calculated the implied enterprise value for each of the Selected Transactions as a multiple of the one year forward estimate of EBITDA for each target company other than Activant, for which a one year forward estimate of EBITDA was unavailable and trailing 12-month EBITDA was used (the “Forward EBITDA Multiple”). Based on the results of this analysis and other factors that J.P. Morgan deemed appropriate, J.P. Morgan calculated a representative Forward EBITDA Multiple range of 8.0x – 11.5x. This multiple range was then applied to the one year forward estimate of adjusted EBITDA contained in Projections, yielding a range of implied fully diluted equity value per share of Company Common Stock of $37.75 to $53.00. J.P. Morgan noted that the consideration per Share to be received in the Transaction is $45.00.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during calendar years 2012 through 2021 based upon (i) for the calendar years 2012 through 2017, the Projections as they were provided by the Company and (ii) for the calendar years 2018 through 2021, extrapolating the Projections beyond the periods provided by the Company, which were subsequently reviewed by the Company’s management for J.P. Morgan’s use in connection with its financial analyses and rendering its fairness opinion. J.P. Morgan also calculated a range of terminal asset values of the Company at the end of the ten year period ending 2021 by applying, based on J.P. Morgan’s judgment and experience, a range of perpetual growth rates from 2.5% to 3.5% to the unlevered free cash flow of the Company during the terminal period of the Projections. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.5% to 11.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company and the Selected Companies. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted by subtracting the Company’s total debt (as of September 30, 2012), adding the Company’s cash (as of September 30, 2012) and adding the option exercise proceeds (as of October 1, 2012). Based on the foregoing, this analysis yielded a range of implied fully diluted equity value per share of $38.50 to $53.25. J.P. Morgan noted that the consideration per Share to be received in the Transaction is $45.00.

Analyst Price Targets. J.P. Morgan reviewed the price targets for the Company Common Stock by certain equity research analysts, and noted that such price targets ranged from $29.00 to $38.00. J.P. Morgan noted that this review of analyst price targets is not a valuation methodology but was presented merely for informational purposes.

Historical Stock Price Information. J.P. Morgan also reviewed the 52-week trading range of the Company Common Stock ending October 26, 2012. During that period, the range of closing prices for the Company Common Stock was $24.39 to $34.33. J.P. Morgan noted that this review of historical stock trading is not a valuation methodology but was presented merely for informational purposes.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented or utilized by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the Selected Companies reviewed as described in the above summary is identical to the Company, and none of the Selected Transactions reviewed was identical to the Transaction. However, the Selected Companies were chosen because they are publicly traded companies with operations and businesses which, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The Selected Transactions were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the Selected Companies compared to the Company and the Selected Transactions compared to the Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transaction based of its experience and familiarity with transactions similar to the Transaction. For services rendered in connection with the proposed Transaction, the Company has agreed to pay J.P. Morgan a transaction fee of approximately $18.3 million, of which $2.5 million was earned upon delivery of J.P Morgan’s fairness opinion and the balance of which will become payable if the Transaction is consummated. In addition, the Company has agreed to indemnify J.P. Morgan for certain liabilities arising out of the engagement.

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company, the Parent or other affiliates of the Parent. During the two years preceding the date of J.P. Morgan’s opinion, the aggregate fee revenue received by J.P. Morgan and its affiliates from Parent and its affiliates (including NMC and RHI) was approximately $3 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or the Parent and certain of its affiliates for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Certain Company Projections

The Company does not as a matter of course make public long-term projections as to future sales, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Parent, Purchaser and their affiliates (including the Offeror Group), in connection with its due diligence review, the Company’s internal, non-public, stand-alone, five-year financial projections, which are summarized below (the “Projections”). The Company also provided the Projections to J.P. Morgan for its use in connection with the rendering of its opinion to the Board and performing its related financial analysis, as described under “J.P. Morgan Financial Analyses and Opinion” above.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections or GAAP or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company’s management, were prepared on a reasonable basis, reflected the best estimates and judgments available to the Company’s management at the time, and presented, to the best of the Company’s management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company as of the date they were prepared. However, the Projections are not facts and should not be relied upon as being necessarily indicative of future results.

None of the Company’s independent auditors, nor any other independent accountants, had compiled, examined or performed any procedures with respect to the Projections, nor had they expressed any opinion or any other form of assurance on the Projections or their achievability, and such parties assume no responsibility for, and disclaim any association with, the Projections. The ultimate achievability of the Projections is also subject to numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and subsequent filings made with the SEC. The Projections are not being included in this Statement in order to influence a stockholder’s decision whether to tender Shares in the Offer or for any other purpose, but are being included solely to give stockholders access to information that was made available to Parent, Purchaser and their affiliates (including the Offeror Group) and to J.P. Morgan, as applicable.

The Projections, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The

Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted, including, but not limited to, the Company’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Company’s reports filed with the SEC. None of the Company, the Board, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that the Projections will be realized or that actual results will not be significantly higher or lower than the Projections. The Projections cover multiple years and therefore by their nature become less reliable with each successive year.

In addition, the Projections reflect assumptions of the Company’s management as of the time that they were prepared as to certain business decisions that were and are subject to change. The Projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Projections cannot, therefore, be considered a guarantee of future operating results, and the information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that the Company, the Board, Purchaser, Parent or any of their respective advisors or representatives or anyone who received this information then considered, or now considers, them a reliable prediction of future events, and should not be relied upon as such. None of Purchaser, Parent, the Board or any of their or the Company’s respective advisors or representatives or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective financial information described above.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the announcement thereof. Furthermore, the Projections do not take into account the effect of any failure of the transactions described in the Merger Agreement to occur and should not be viewed as accurate or continuing in that context. None of the Company, the Board, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the Projections, except as otherwise required by law, including if the Projections are or become inaccurate (even in the short term).

The inclusion in this Statement of the Projections should not be deemed an admission or representation by the Company, the Board, Purchaser, Parent or the respective affiliates that such information is viewed by the Company, the Board, Purchaser, Parent or their respective affiliates as material information of the Company. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

None of the Company, the Board, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that forecasted results will be achieved. The Company has made no representation to Purchaser, Parent or their affiliates, in the Merger Agreement or otherwise, concerning the Projections. Furthermore, none of the Company, the Board, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives makes any representation to any other person regarding the Projections.

In light of the foregoing factors and the uncertainties inherent in the information provided above, stockholders are cautioned not to place undue, if any, reliance on the Projections or the fact that they are included in this Statement.

Certain of the Projections, including adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, may be considered non-GAAP financial measures. The Company provided the Projections to J.P. Morgan because the Company believed they could be useful in evaluating the Transaction and the fairness of the Offer consideration. The Company provided the Projections to Purchaser, Parent and their affiliates (including the Offeror Group) because the Company believed they could be useful in evaluating, on a prospective basis, the Company’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

The following is a summary of the Projections (dollars in millions and rounded to the nearest million, except per share data):

FY 12/31	2012E	2013E	2014E	2015E	2016E	2017E
Total Revenue	$694	$748	$807	$876	$954	$1,036
Total Costs of Revenue	278	306	332	362	398	433
Total Operating Expenses	327	334	335	341	361	379
Operating Income	89	109	139	173	194	224
Net Income	40	52	73	108	122	141
Diluted Earnings per Share	0.94	1.19	1.66	2.45	2.74	3.15
Adjusted Net Income (Non-GAAP)(1)	94	98	107	135	149	163
Adjusted Diluted Earnings per Share (Non-GAAP)(1)	2.19	2.24	2.43	3.04	3.35	3.64
Adjusted EBITDA (Non-GAAP)(1)	184	192	208	232	262	288

(1)	EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization. Adjusted EBITDA has been calculated by excluding charges related to stock-based compensation and certain restructuring, non-recurring and unusual items, and by adding interest income and other non-operating (income) expense net. Adjusted net income and adjusted diluted earnings per share have been calculated by excluding charges associated with amortization of acquired software technology, amortization of intangibles, stock based compensation and restructuring, non-recurring and unusual items.

Unlevered free cash flow estimates were derived by adjusting projections and estimates relating to the Company’s adjusted EBITDA, or adjusted earnings before interest, taxes, depreciation and amortization, prepared by the Company (and made available to NMC and to J.P. Morgan) to calculate the Company’s adjusted EBIAT, or adjusted earnings before interest and after taxes, which was further adjusted to add back depreciation and amortization and subtract stock-based compensation expense net of tax benefit, capital expenditures and changes in net working capital. The unlevered free cash flow estimates were based entirely on projections and estimates prepared by the Company and were reviewed and approved by the Company’s management for J.P. Morgan’s use in connection with its financial analysis and rendering its fairness opinion. J.P. Morgan did not prepare any independent forecasts or estimates. The unlevered free cash flow estimates are summarized below.

FY 12/31	2012E	2013E	2014E	2015E	2016E	2017E
Unlevered Free Cash Flow (Non-GAAP)	$113	$112	$136	$156	$173	$145

The Projections should be evaluated, if at all, in conjunction with the information regarding the Company contained elsewhere in this Statement and in the Offer to Purchase and the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained J.P. Morgan as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, J.P. Morgan provided the opinion described in “Item 4. The Solicitation or Recommendation—J.P. Morgan Financial Analyses and Opinion,” which is filed as Annex I hereto and is incorporated herein by reference. The Board selected J.P. Morgan as the Company’s financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated August 17, 2012, the Company retained J.P. Morgan to act as its financial advisor in connection with, among other things, a potential transaction involving the Company. Under the terms of this engagement letter, the Company has agreed to pay J.P. Morgan a fee of approximately $18.3 million for its services in connection with the Transaction, $2.5 million of which became payable upon delivery by J.P. Morgan of its fairness opinion and the balance of which will become payable if the Transaction is consummated. In addition, under the letter agreement, the Company has agreed to reimburse J.P. Morgan for its reasonable and documented expenses, including travel costs, document production, attorneys’ fees and other professional advisors, and to indemnify J.P. Morgan and affiliates from losses related to or arising out of services furnished pursuant to the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Sale or Exercise Price per Share (If Applicable)	Nature of Transaction
Arthur Young	9/26/12	2,000	$0	Disposition of shares pursuant to partnership agreements.**

Brian Boylan	9/28/12	63	$32.03	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

David King	9/28/12	109	$32.03	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

Thomas Dziersk	9/28/12	79	$32.03	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

Pete Hathaway	9/28/12	311	$32.03	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

Hamish Brewer	9/28/12	615	$32.03	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

Brian Boylan	10/26/12	63	$33.95	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

David King	10/26/12	109	$33.95	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

Thomas Dziersk	10/26/12	79	$33.95	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

Pete Hathaway	10/26/12	404	$33.95	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award
Hamish Brewer	10/26/12	615	$33.95	Disposition of shares to the Company to pay the withholding taxes associated with the monthly vesting of shares under RSU award

David Gai	11/6/12	5,952	$44.79	Open-market sale

Thomas Dziersk	11/6/12	8,900	$44.78	Open-market sale

Thomas Dziersk	11/6/12	11,200	$44.785	Open-market sale

Thomas Dziersk	11/6/12	300	$44.788	Open-market sale

Thomas Dziersk	11/6/12	100	$44.789	Open-market sale

Thomas Dziersk	11/6/12	589	$44.79	Open-market sale

James Armstrong	11/8/12	77,704	$44.80	Open-market sale

James Armstrong	11/8/12	22,196	$44.805	Open-market sale

James Armstrong	11/8/12	100	$44.81	Open-market sale

James Armstrong	11/8/12	9,800	$44.81	Open-market sale

James Armstrong	11/8/12	200	$44.819	Open-market sale

James Armstrong	11/8/12	400	$44.80	Open-market sale

Hamish Brewer	11/8/12	41,061	$44.79	Open-market sale

Hamish Brewer	11/8/12	108,761	$44.80	Open-market sale

Hamish Brewer	11/8/12	2,206	$44.81	Open-market sale

Hamish Brewer	11/8/12	13,440	$14.88	Option exercise

Hamish Brewer	11/8/12	6,800	$44.79	Open-market sale

Hamish Brewer	11/8/12	1,800	$44.795	Open-market sale

Hamish Brewer	11/8/12	400	$44.797	Open-market sale

Hamish Brewer	11/8/12	3,040	$44.80	Open-market sale

Hamish Brewer	11/8/12	1,400	$44.81	Open-market sale

Hamish Brewer	11/8/12	101,560	$14.88	Option exercise

Hamish Brewer	11/8/12	44,507	$44.79	Open-market sale

Hamish Brewer	11/8/12	4,653	$44.792	Open-market sale

Hamish Brewer	11/8/12	23,200	$44.795	Open-market sale

Hamish Brewer	11/8/12	10,600	$44.797	Open-market sale

Hamish Brewer	11/8/12	1,600	$44.798	Open-market sale

Hamish Brewer	11/8/12	13,400	$44.80	Open-market sale

Hamish Brewer	11/8/12	1,500	$44.805	Open-market sale

Hamish Brewer	11/8/12	2,100	$44.81	Open-market sale

James Armstrong	11/9/12	100	$44.78	Open-market sale

James Armstrong	11/9/12	700	$44.781	Open-market sale

James Armstrong	11/9/12	100	$44.781	Open-market sale

James Armstrong	11/9/12	300	$44.782	Open-market sale

James Armstrong	11/9/12	1,000	$44.785	Open-market sale

James Armstrong	11/9/12	200	$44.786	Open-market sale

James Armstrong	11/9/12	50,913	$44.79	Open-market sale

James Armstrong	11/9/12	300	$44.79	Open-market sale

James Armstrong	11/9/12	2,700	$44.791	Open-market sale

James Armstrong	11/9/12	200	$44.791	Open-market sale

James Armstrong	11/9/12	800	$44.795	Open-market sale

James Armstrong	11/9/12	335	$44.80	Open-market sale

James Armstrong	11/9/12	52,196	$44.75	Open-market sale

James Armstrong	11/9/12	300	$44.75	Open-market sale

James Armstrong	11/9/12	300	$44.751	Open-market sale

James Armstrong	11/9/12	200	$44.751	Open-market sale

James Armstrong	11/9/12	100	$44.752	Open-market sale

James Armstrong	11/9/12	900	$44.755	Open-market sale

James Armstrong	11/9/12	5,725	$44.76	Open-market sale

James Armstrong	11/9/12	1,600	$44.765	Open-market sale

James Armstrong	11/9/12	23,400	$44.77	Open-market sale

James Armstrong	11/9/12	14,000	$44.775	Open-market sale

James Armstrong	11/9/12	77,440	$44.78	Open-market sale

James Armstrong	11/9/12	200	$44.78	Open-market sale

Pete Hathaway	11/13/12	6,600	$44.61	Open-market sale

Pete Hathaway	11/13/12	100	$44.611	Open-market sale

Pete Hathaway	11/13/12	100	$44.611	Open-market sale

Pete Hathaway	11/13/12	10,945	$44.62	Open-market sale

Pete Hathaway	11/13/12	100	$44.62	Open-market sale

Pete Hathaway	11/13/12	100	$44.62	Open-market sale

Pete Hathaway	11/13/12	100	$44.622	Open-market sale

Pete Hathaway	11/13/12	400	$44.625	Open-market sale

Pete Hathaway	11/13/12	4,599	$44.63	Open-market sale

Pete Hathaway	11/13/12	100	$44.63	Open-market sale

Pete Hathaway	11/13/12	300	$44.635	Open-market sale

Pete Hathaway	11/13/12	8,115	$44.64	Open-market sale

Pete Hathaway	11/13/12	400	$44.642	Open-market sale

Pete Hathaway	11/13/12	4,900	$44.645	Open-market sale

Pete Hathaway	11/13/12	400	$44.648	Open-market sale

Pete Hathaway	11/13/12	1	$44.65	Open-market sale

Pete Hathaway	11/13/12	200	$44.54	Open-market sale

Pete Hathaway	11/13/12	2,600	$44.55	Open-market sale

Pete Hathaway	11/13/12	300	$44.554	Open-market sale

Pete Hathaway	11/13/12	1,200	$44.555	Open-market sale

Pete Hathaway	11/13/12	2,900	$44.56	Open-market sale

Pete Hathaway	11/13/12	400	$44.565	Open-market sale

Pete Hathaway	11/13/12	5,255	$44.57	Open-market sale

Pete Hathaway	11/13/12	100	$44.571	Open-market sale

Pete Hathaway	11/13/12	100	$44.573	Open-market sale

Pete Hathaway	11/13/12	1,300	$44.575	Open-market sale

Pete Hathaway	11/13/12	5,907	$44.58	Open-market sale

Pete Hathaway	11/13/12	500	$44.582	Open-market sale

Pete Hathaway	11/13/12	1,100	$44.585	Open-market sale

Pete Hathaway	11/13/12	7,400	$44.59	Open-market sale

Pete Hathaway	11/13/12	4,703	$44.595	Open-market sale

Pete Hathaway	11/13/12	26,690	$44.60	Open-market sale

*	Does not include ordinary course vesting of outstanding options and the issuance of Company Common Stock upon the vesting of outstanding performance-based awards previously granted under the Company’s employee benefit plans.
**	According to Mr. Young’s Form 4 filed with the SEC on September 28, 2012, Mr. Young is a Partner of Tensile Capital Management, LLC, which has a sub-advisory agreement with Blum Capital Partners, L.P. (“Blum LP”) whereby Mr. Young reimburses Blum LP and its affiliates for any board compensation he receives for service on the Board. Under the sub-advisory agreement and each of the partnership agreements for Stinson Capital Partners, L.P., Stinson Capital Partners C, L.P., Stinson Capital Partners QP, L.P. and Blum Strategic Partners IV, L.P., Mr. Young is deemed to hold each partnership’s pro rata share of the securities for the benefit of each partnership and each partnership is entitled to a pro rata portion of the securities issued. Accordingly, each partnership may be deemed to be the indirect beneficial owners of the securities to the extent of their pro rata interest therein, and each of Blum LP, Blum Strategic GP IV, L.L.C. and Mr. Young may be deemed to be indirect beneficial owners of the securities. Blum LP, Blum Strategic GP IV, L.L.C. and Mr. Young disclaim beneficial ownership of the securities, except to the extent of any pecuniary interest therein.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation”, as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by NMP, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. NMP and the Company filed on November 9, 2012 Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York time, on November 26, 2012, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by NMP, as the ultimate parent entity of Purchaser, with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with NMP’s consent. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transaction by seeking a federal court order enjoining the Transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action by the FTC, the Antitrust Division, or any state or any other person is commenced and results in an order that has the effect of enjoining or otherwise preventing the consummation of the Offer or the Merger,, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Certain Conditions of the Offer.”

German Merger Control Compliance. The Merger is subject to notification to the German Federal Cartel Office (“German FCO”). As such, a condition of this Offer is either one of the following occurrences: (i) the German FCO, acting under the German Act Against Restraints of Competition, adopting a clearance decision, or (ii) the applicable statutory review period under that Act expiring without the FCO taking a decision, in connection with the Merger Agreement and the Transaction. RP LLC and RHI made the requisite filing with the German FCO on November 12, 2012. Accordingly, the required one month waiting period with respect to the Offer and the Merger will expire at 11:59 p.m. Central European Time on December 12, 2012 unless earlier terminated by the German FCO or the German FCO launching a Phase 2 investigation. If within the one calendar month waiting period the German FCO launches a Phase 2 investigation, the waiting period with respect to the Offer and the Merger would be extended for a further three calendar months.

The German FCO will scrutinize the legality under the German Act Against Restraints of Competition of Purchaser’s proposed acquisition of the Company. If the German FCO believes that the Offer would violate the German Act Against Restraints of Competition by creating or reinforcing a dominant position in any market affected by the Offer and the Merger, the German FCO may issue a prohibition decision or it may impose conditions to the completion of the Offer (e.g., divestitures). While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that the German FCO will not open a Phase 2 investigation of the Offer and what the result of such Phase 2 investigation will be. If any such action by the German FCO is commenced and results in a decision that has the effect of enjoining or otherwise preventing the consummation of the Offer or the Merger, the parties may not be obligated to consummate the Offer or the Merger.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Company stockholders who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration. Moreover, it may be argued in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. The Merger Agreement also provides that any dilutive impact on the value of Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares, as described above, will not be taken into account in any determination of the fair value of any Shares held by stockholders validly exercising their appraisal rights under Section 262 of the DGCL.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to such meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Company will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Company will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw its, his or her demand for appraisal by delivering to us a written withdrawal of its, his or her demand for appraisal and acceptance of the Merger.

FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF LAW PERTAINING TO APPRAISAL RIGHTS UNDER DELAWARE LAW AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO DELAWARE LAW.

STOCKHOLDERS CANNOT EXERCISE APPRAISAL RIGHTS AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO YOUR ALTERNATIVES IF THE MERGER IS CONSUMMATED. AS REQUIRED BY SECTION 262 OF THE DGCL, STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH, INCLUDING THE TEXT OF THE RELEVANT PROVISIONS OF DELAWARE LAW, BEFORE HAVING TO TAKE ANY ACTION RELATING THERETO. THIS SUMMARY OF APPRAISAL RIGHTS UNDER THE DGCL IS NOT COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL AND THE OFFER.

IF A STOCKHOLDER SELLS SHARES IN THE OFFER, THE STOCKHOLDER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT TO SUCH SHARES BUT, RATHER, WILL RECEIVE THE OFFER PRICE THEREFOR. STOCKHOLDERS CONSIDERING DEMANDING APPRAISAL ARE ADVISED TO PROMPTLY CONSULT LEGAL COUNSEL.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has taken all actions necessary such that the restrictions on business combinations set forth in Section 203 of the DGCL do not apply to Parent, Purchaser or RHI in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement.

Top-Up

The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to, subject to certain limitations, purchase at a price per share equal to the Offer Price the number of Shares necessary to ensure that Purchaser owns at least one share more than 90% of the aggregate number of Shares that would be outstanding on a fully-diluted basis immediately after the issuance of all Shares to be issued upon the exercise of the Top-Up Option. (the “Top-Up Shares”).

If all of the conditions to the Offer have been satisfied or waived and the number of Shares that have been validly tendered and not validly withdrawn, when added to the Shares owned by Parent and Purchaser, does not represent at least 90% of the aggregate number of Shares outstanding on a fully-diluted basis, Purchaser will be deemed to have exercised the Top-Up Option upon the Offer Closing; provided that the Top-Up Option will not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares or (ii) any provision of applicable law or any order would prohibit or require any consent by any governmental entity in connection with the exercise of the Top-Up Option or delivery of the Top-Up Shares (and, with respect to any such consent, such consent has not been obtained). If Parent and Purchaser acquire at least 90% of the aggregate number of Shares outstanding on a fully-diluted basis, including through exercise of the Top-Up Option, Purchaser will complete the Merger through the “short-form” procedures available under Delaware law. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares or the payment by Purchaser to the Company of consideration (which payment may be made in the form of a promissory note) for the Top-Up Option Shares will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

The Board has unanimously approved and declared advisable the Offer, the Merger and the Merger Agreement.

If the Offer is consummated, Parent and Purchaser will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of the Company. Furthermore, under Section 267 of the DGCL and 18-209 of the Delaware Limited Liability Company Act, if the Purchaser acquires, pursuant to the Offer (including after giving effect to the Top-Up Option), at least 90% of the outstanding shares of Company Common Stock on a fully-diluted basis, the Purchaser will consummate the Merger as a “short-form” merger under Delaware law without a stockholders’ meeting and without a vote by the Company’s stockholders.

The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed under certain circumstances (including because the minimum condition is not satisfied) and is terminated in accordance with the Merger Agreement, and the Merger Agreement is not terminated, the Merger will only be able to be consummated, subject to the terms and conditions of the Merger Agreement, after the stockholders of the Company have adopted the Merger Agreement at a special meeting of stockholders by the affirmative vote of the holders of a majority of the outstanding Shares, voting together as a single class.

Section 14(f) Information Statement

The Merger Agreement provides that, upon the Purchaser’s acceptance for payment of Shares of Company Common Stock tendered in the Offer, Parent or Purchaser will be entitled to designate such number of directors of the Board as will give Parent and the Purchaser, subject to applicable law, including Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, pro rata representation on the Board (based on the ratio of (i) the number of shares of Company Common Stock that are owned by Parent and the Purchaser (including shares accepted for payment pursuant to the Offer) to (ii) the total number of shares of Company Common Stock then outstanding). The Company is obligated pursuant to the Merger Agreement to use reasonable best efforts to take all actions necessary to effect any such election or appointment, including (i) increasing the size of the Board and (ii) securing the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected. Notwithstanding anything to the contrary, until the Effective Time, the Board shall have at least two members who are directors on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 of the Exchange Act and the continuing listing requirements of The NASDAQ Global Select Market (“Independent Directors”). If the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Director shall be entitled to designate persons to fill such vacancy who shall be deemed to be Independent Director for purposes of the Merger Agreement, or if no Independent Directors remain, the other directors will designate two persons to fill such vacancies.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Information Statement attached as Annex II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, and is incorporated herein by reference.

Litigation

On November 2, 2012, a purported stockholder of the Company filed a putative class action lawsuit, captioned D’Agostino v. JDA Software Group, Inc., Case No. CV2012-056375, in the Superior Court of the State of Arizona. The action, brought against the Company, members of the Company’s Board, RedPrairie and Parent, alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement and agreeing to the transactions contemplated thereby. RedPrairie and Parent are alleged to have aided and abetted the Company’s directors in their purported breaches of fiduciary duty. The complaint seeks declaratory and injunctive relief, including an injunction to prevent the Transaction from closing, and attorneys’ fees.

Forward-Looking Statements

This Statement may contain forward-looking statements. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of the Company and members of its senior management team. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of disruption from the Transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Statement, the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on August 6, 2012, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Purchaser and Parent and the Proxy Statement on Schedule 14A to be filed by the Company. All of the materials related to the Transaction (and all other Transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by RP Crown Acquisition Sub, LLC and RP Crown Parent, LLC with the SEC on November 15, 2012 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(2)(A)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex II to this Statement).

(a)(5)(A)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.1 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 1, 2012).

(a)(5)(B)	Letter to Employees from the President and Chief Executive Officer of JDA Software Group, Inc., dated November 1, 2012 (incorporated by reference to Exhibit 99.2 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 1, 2012).

(a)(5)(C)	List of Frequently Asked Questions sent to employees of JDA Software Group, Inc. (incorporated by reference to Exhibit 99.3 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 1, 2012).

(a)(5)(D)	Letter to customers from the President and Chief Executive Officer of JDA Software Group, Inc., dated November 1, 2012 (incorporated by reference to Exhibit 99.4 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 1, 2012).

(a)(5)(E)	List of Frequently Asked Questions sent to customers of JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.5 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 1, 2012).

(a)(5)(F)	Presentation Slides presented on call with employees on November 1, 2012 (incorporated by reference to Exhibit 99.6 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 1, 2012).

(a)(5)(G)	Summary description of Merger Agreement (incorporated by reference to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 2, 2012)

(a)(5)(H)	Presentation Slides presented to employees of RedPrairie Corporation and JDA Software Group, Inc. on November 2, 2012 (incorporated by reference to Exhibit 99.2 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 2, 2012).

(a)(5)(I)	Presentation Slides presented at a conference for supply chain professionals of JDA Software Group, Inc. on November 5, 2012 (incorporated by reference to Exhibit 99.1 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 5, 2012).

(a)(5)(J)	Letter to Employees, dated November 14, 2012 (incorporated by reference to Exhibit 99.1 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 14, 2012).

(a)(5)(K)	Opinion of J.P. Morgan, dated October 31, 2012 (included as Annex I to this Statement).

(a)(5)(L)	Summary Advertisement as published in the Wall Street Journal on November 15, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)(M)	Complaint filed by John D’Agostino, on behalf of himself and all others similarly situated, filed on November 2, 2012 in the Superior Court of Arizona (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of November 1, 2012, among JDA Software Group, Inc., RP Crown Parent, LLC and RP Crown Acquisition Sub, LLC (incorporated by reference to Exhibit 2.1 to the JDA Software Group, Inc. Current Report on Form 8-K filed with the SEC on November 2, 2012).

(e)(2)	Limited Guarantee delivered by New Mountain Partners III, L.P. to JDA Software Group, Inc., dated November 1, 2012 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated as of September 4, 2012, between JDA Software Group, Inc., RedPrairie Holdings, Inc. and New Mountain Capital LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Equity Commitment Letter from New Mountain Partners III, L.P. to RP Crown Parent, LLC dated November 1, 2012 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Executive Employment Agreement between James D. Armstrong and JDA Software Group, Inc. dated July 23, 2002, together with Amendment No. 1 effective August 1, 2003 (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 21, 2003, as filed on March 12, 2004).

(e)(6)	Restated Executive Employment Agreement by and between Hamish Brewer and JDA Software Group, Inc. dated November 14, 2012.

(e)(7)	Restated Executive Employment Agreement by and between Pete Hathaway and JDA Software Group, Inc. dated November 14, 2012.

(e)(8)	Restated Executive Employment Agreement by and between David Kennedy and JDA Software Group, Inc. dated November 14, 2012.

(e)(9)	Restated Executive Employment Agreement by and between Brian Boylan and JDA Software Group, Inc. dated November 14, 2012.

(e)(10)	Restated Executive Employment Agreement by and between David King and JDA Software Group, Inc. dated November 14, 2012.

(e)(11)	Restated Executive Employment Agreement by and between David Gai and JDA Software Group, Inc. dated November 14, 2012.

(e)(12)	Restated Executive Employment Agreement by and between Thomas Dziersk and JDA Software Group, Inc. dated November 14, 2012.

(e)(13)	Executive Employment Agreement between G. Michael Bridge and JDA Software Group, Inc. dated as of October 8, 2009 (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-Q for the year ended December 31, 2011, as filed on August 6, 2012).

(e)(14)	Restated Confidential Separation and Release Agreement between G. Michael Bridge and JDA Software Group, Inc. dated as of September 26, 2012.

(e)(15)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as filed on March 1, 2011).

Annex I—J.P. Morgan Opinion Letter dated October 31, 2012

Annex II—Information Statement dated November 15, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JDA SOFTWARE GROUP, INC.

By:	/s/ Hamish N. Brewer
Name: Hamish N. Brewer Title: President and Chief Executive Officer

Dated: November 15, 2012

Annex I

J.P. Morgan

October 31, 2012

The Board of Directors

JDA Software Group, Inc.

14400 N. 87th Street

Scottsdale, AZ 85260-3649

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of JDA Software Group, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of November 1, 2012 (the “Agreement”), by and between the Company, RP Crown Parent (the “Acquiror”) and its wholly owned subsidiary, RP Crown Acquisition Sub, LLC (“Merger Sub”). Pursuant to the Agreement, the Acquiror will cause Merger Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $45.00, net to the seller in cash, without interest (the “Consideration”). The Agreement further provides that, following completion of the Tender Offer, or, if the Tender Offer is terminated, under circumstances specified in the Agreement, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Company (including treasury shares), the Acquiror or Merger Sub and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration. The Tender Offer and Merger are (or, if the Tender Offer is terminated, the Merger is) referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated October 31, 2012 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company, the Acquiror or the affiliates of the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror and certain of its affiliates for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

Annex II

JDA SOFTWARE GROUP, INC.

14400 NORTH 87TH STREET

SCOTTSDALE, ARIZONA 85260

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

JDA Software Group, Inc. (“JDA,” the “Company,” “us,” “our” or “we”) is providing this Information Statement on or about November 15, 2012 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by RP Crown Acquisition Sub, LLC, a Delaware limited liability company (“Purchaser”) and wholly owned direct subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), for all of our issued and outstanding shares of common stock (“Company Common Stock”). You are receiving this Information Statement in connection with the possible election of persons serving as managers of Purchaser or such other persons designated by Parent to at least a majority of the seats on our Board of Directors (the “Board”), as of the effective time (the “Effective Time”) of the merger of Purchaser with and into the Company pursuant to the Agreement and Plan of Merger, dated as of November 1, 2012, by and between the Company, Parent and Purchaser (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 15, 2012 to purchase all of our issued and outstanding shares at a price of $45.00 per share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated November 15, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements, constitute the “Offer”). The initial expiration date of the Offer is 11:59 p.m., New York time on December 13, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 15, 2012.

The Merger Agreement provides that, upon the Purchaser’s acceptance for payment of shares of Company Common Stock tendered in the Offer, Parent or Purchaser will be entitled to designate to serve on the Board such number of directors as will give Parent and Purchaser, subject to applicable law, pro-rata representation on the Board equal to that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent and Purchaser described in this paragraph) by (ii) the percentage that (A) the number of shares of Company Common Stock owned by Parent and its affiliates (including shares accepted for payment pursuant to the Offer) bears to (B) the total number of shares of Company Common Stock then outstanding. Subject to applicable law, we have agreed to use reasonable best efforts to take all actions necessary to effect any such election or appointment, including securing resignations of incumbent directors and increasing the size of the Board. As a result, Parent and Purchaser will have the ability to designate a majority of our Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s and Purchaser’s designees to our Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent’s and Purchaser’s designees has been furnished to us by Parent and Purchaser, and we assume no responsibility for the accuracy or completeness of such information.

PARENT AND PURCHASER DESIGNEES

Parent and Purchaser have informed us that they will choose their designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Parent or Purchaser as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years:

Name	Age	Present Principal Occupation or Employment and Five Year Employment History
Alok Singh	58	Managing Director of New Mountain Capital, L.L.C.*
Janet R. Perna	64	Technology Consultant*
Thomas M. Manley	53	Private Investor*
Nanci E. Caldwell	54	Technology Consultant*

*	See biographies immediately below table.

Alok Singh Mr. Singh is Chairman of the board of directors of RedPrairie Holding, Inc. Mr. Singh is a Managing Director of New Mountain Capital, a private equity investment firm based in New York. Prior to joining New Mountain Capital in September 2002, Mr. Singh served as a Partner and Managing Director of Bankers Trust. He also established and led the Corporate Financial Advisory Group for the Americas for Barclays Capital. Mr. Singh is also non-executive Chairman of Overland Solutions, Inc., lead director of Camber Corporation, Ikaria Holdings, Inc. and Stroz Friedberg LLC, and serves on the boards of directors of Avantor Performance Materials Holdings, Inc., EverBank Financial Corporation and Validus Holdings, Ltd. Mr. Singh received both his B.A. in Economics and History and his M.B.A. in Finance from New York University. Mr. Singh has significant financial and senior management experience, having served as an executive at both a private equity investment firm and several investment banks. Mr. Singh’s experience as a lead director or director at other companies also enables him to understand the role of the board of directors.

Janet R. Perna is a director of RedPrairie Holding, Inc. She served as General Manager of Information Management for IBM’s Software Group from November 1996 until January 2006. Prior to November 1996, she held various executive positions within the IBM Software Group. Ms. Perna previously served on the board of directors of Cognos, Inc., which was acquired by IBM in 2007. She also serves on the Foundation Board of the State University of New York at Oneonta, where she received her B.S. degree in Mathematics. Ms. Perna brings unique insight into the management of a software company, having been a General Manager for IBM’s software group for almost 10 years. In addition, Ms. Perna has served as a member of the board of directors of various software companies, including Flexera Software, Varicent Software and Deltek, Inc.

Thomas M. Manley is a director of RedPrairie Holding, Inc. Mr. Manley has been a private investor since April 2009. From July 2008 to April 2009, Mr. Manley served as Chief Financial Officer of Avaya Inc., a leading global provider of business communications applications, systems and services. From August 2001 to July 2008, Mr. Manley was the Chief Financial Officer and Senior Vice President of Administration for Cognos, Inc. (an IBM company), a leader in business intelligence and performance management solutions. Prior to August 2001, Mr. Manley spent 18 years with Nortel Networks and held various positions, including Chief Financial Officer for the High Performance Optical Component Solutions Group. He also serves on the board of directors of DragonWave Inc. and previously served on the board of directors of Deltek, Inc. Mr. Manley received his B.S. in Engineering from Carleton University in Ottawa, Canada and his M.B.A. from Queen’s University in Kingston, Canada. As a senior finance executive for several large public and private companies, Mr. Manley possesses significant finance experience. In addition to being a financial expert, Mr. Manley is familiar with the software and technology industries, having served as a senior executive at Avaya, Cognos and Nortel Networks. This experience as a senior executive also gives Mr. Manley the management background necessary for the oversight of financial and operational performance.

Nanci E. Caldwell is a director of RedPrairie Holding, Inc. Ms. Caldwell has been a technology consultant since January 2005. From April 2001 to December 2004, Ms. Caldwell worked at PeopleSoft, Inc., serving as Senior Vice President and Chief Marketing Officer from April 2001 to January 2002, and as Executive Vice President and Chief Marketing Officer from January 2002 to December 2004. Prior to joining PeopleSoft in 2001, Ms. Caldwell held various senior management positions at Hewlett-Packard Company. Ms. Caldwell also serves on the boards of directors of Citrix Systems, Inc., and Tibco Software, Inc., and previously served on the board of directors of Deltek, Inc. Ms. Caldwell received her B.A. in Psychology from Queen’s University, Kingston, Canada, and completed the University of Western Ontario’s Executive Marketing Management Program. Ms. Caldwell has been involved in the technology industry for many years and has particular experience with software companies. In addition to her industry experience, Ms. Caldwell’s experience as a senior officer at PeopleSoft and Hewlett Packard provides her with the management experience to assist in the oversight of operations and strategic objectives.

Parent and Purchaser have informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Parent and Purchaser have informed us that, to the best of their knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, the Company or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of Parent and Purchaser, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Purchaser have informed us that, except as disclosed in the Offer to Purchase, to the best of their knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s and Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares pursuant to the Offer, which purchase cannot be earlier than 11:59 p.m. New York time on December 13, 2012, and that, upon assuming office, Parent’s and Purchaser’s designees will thereafter constitute at least a majority of our Board. It is currently not known which of our current directors would resign.

INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized Company Common Stock consists of 100,000,000 shares, par value $0.01 per share. As of November 7, 2012, a total of 43,103,677 shares were issued and outstanding. The shares constitute the only class of our securities that is entitled to vote at a meeting of our stockholders. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, do not own of record any shares of Company Common Stock.

CURRENT BOARD OF DIRECTORS

Our Amended and Restated Bylaws provide that the number of directors constituting the Board shall not be fewer than four or more than seven, with the exact number to be fixed by a resolution adopted by the affirmative vote of a the total number of authorized directors. The Board has fixed the number of directors at six. We have a classified Board that currently consists of two class I directors (J. Michael Gullard and Richard Haddrill), two class II directors (Arthur C. Young and Jock Patton), and two class III directors (James D. Armstrong and Hamish N. Brewer). The term of office of each director is three years and each director continues in office until he resigns or until a successor has been elected and qualified.

The names, ages, terms, positions, offices held, and business experience of our current directors is set forth below:

Name	Age	Title	Class	Term Expires	Director Since
James D. Armstrong	61	Chairman	III	2014	1985
Hamish N. Brewer	49	Director, President and Chief Executive Officer	III	2014	2009
J. Michael Gullard(1)	67	Director	I	2015	1999
Richard Haddrill(1)	59	Director	I	2015	2011
Arthur C. Young(2)	42	Director	II	2013	2012
Jock Patton(1)	66	Director	II	2013	1999

(1)	Member of the Audit Committee, Compensation Committee and the Nominating and Governance Committee.
(2)	Member of the Compensation Committee and the Nominating and Governance Committee.

James D. Armstrong has served as Chief Executive Officer (“CEO”), director, Chairman and Co-Chairman of the Board since co-founding our Company in 1985. Mr. Armstrong founded JDA Software Services, Ltd., a Canadian software development company, in 1978 and served as its President until 1987. Mr. Armstrong is managing partner of Canal Partners, LLC, a private equity firm that invests in software and internet marketing companies and serves as director for a number of these companies. Mr. Armstrong is on the board of directors of Rancho Feliz Charitable Organization, and is the Chairman and President of the Armstrong Family Foundation and the Kiita Foundation. Mr. Armstrong studied engineering at Ryerson Polytechnic Institute in Toronto, Ontario. As the founder of JDA, as well as its long-time Chairman and former Chief Executive Officer, Mr. Armstrong brings an extensive understanding of both JDA, in particular, and the software industry, in general, to the Board and serves as an invaluable resource for assessing and managing risks and planning for corporate strategy within the context of our overall corporate culture.

Hamish N. Brewer has served as a director since September 2009 and our President and Chief Executive Officer since August 2003. Mr. Brewer previously served as President from March 2001 to July 2003, as Senior Vice President, Sales from 2000 to March 2001, as Senior Vice President, Enterprise Systems, from 1999 to 2000, as Senior Vice President, International from 1998 to 1999, as Director of our Europe, Middle East and African operations from 1996 to 1998, and as a Marketing Representative from 1994 to 1996. Prior to joining JDA, Mr. Brewer served as a Retail Marketing Specialist with IBM from 1986 to 1990 and in various operational positions with a privately-held retail sales organization located in England. Mr. Brewer received a Bachelor of Science and a Bachelor of Commerce degree from the University of Birmingham in England. Mr. Brewer’s long career at JDA, including in sales and management roles of increasing responsibility, as well as day to day leadership and intimate knowledge of our business and operations provide the Board with company-specific experience and expertise. Additionally, his extensive global experiences working directly with customers over the years has resulted in a deep understanding of both our markets and our competitors.

J. Michael Gullard has been a director since January 1999. Mr. Gullard has been the General Partner of Cornerstone Management, a venture capital and consulting firm specializing in software and data communications companies, since 1984. Mr. Gullard also serves as a Director of Planar Systems, Inc., a NASDAQ-listed designer and distributor of specialty displays; Selectica Inc., a NASDAQ-listed cloud-based provider of contract management services; and Ditech Networks, Inc., a NASDAQ-listed provider of voice to text services and network voice quality improvement equipment; and as Chairman of the Board and Audit Committee of DynTek, Inc., a provider of professional technology services to government, education and mid-market commercial customers. Mr. Gullard also serves as a director Alliance Semiconductor Corporation and previously served as its Chief Executive Officer. Mr. Gullard also serves as a director of Proxim Wireless Corporation, a wireless solutions company, and served as Chairman of Merant PLC, a change management software tools company, from 1996 to 2004; as Chairman of NetSolve, Incorporated, an IT infrastructure management services company, from 1992 to 2004; as Chief Executive Officer and Chief Financial Officer of Telecommunications Technology, Inc. from 1979 to 1984; and as a director of California Micro Devices Corporation, Transmeta Corporation, and Celeritek, Inc. Mr. Gullard also held a variety of financial and operational management positions at Intel Corporation from 1972 to 1979. Mr. Gullard attended Stanford University where he received a Bachelor of Arts degree in Economics and a Masters Degree from the Graduate School of Business. Mr. Gullard’s extensive background with public and private technology companies, including in board of director, committee and management roles, and his financial background and knowledge brings valuable expertise and experience to the Board. Additionally, Mr. Gullard’s venture capital background and proximity to the Silicon Valley provide exposure and access to relevant new technologies and potential product acquisitions for the Company.

Richard Haddrill has been a director since January 2011 and was appointed Lead Independent Director in May 2012. Mr. Haddrill is currently the Chief Executive Officer and a member of the board of directors of Bally Technologies, Inc., a New York Stock Exchange-listed worldwide gaming company that designs, manufactures, distributes, and operates gaming devices and computerized monitoring, accounting and player-tracking systems for gaming devices. Prior to becoming the Chief Executive Officer of Bally Technologies, Inc. in 2004, Mr. Haddrill was the Chief Executive Officer and a member of the board of directors of Manhattan Associates, Inc., a global software solutions company in the supply chain industry. Mr. Haddrill also previously served as the President, Chief Executive Officer and as a member of the board of directors of Powerhouse Technologies, Inc., a technology and gaming company, and as an Area Managing Partner for Ernst & Young LLP. Mr. Haddrill received a Bachelor of Science degree in Accounting/Finance from the University of Michigan. Mr. Haddrill’s extensive leadership and background with software and supply chain companies brings valuable expertise to the Board.

Jock Patton has been a director since January 1999. Mr. Patton is a private investor and a Director of Janus Capital Group, Inc., a publicly-held investment management company. He was the independent Chair of the ING Funds Unified Board of Trustees from 2004 to 2007 and Non-Executive Chairman of the board of directors of Swift Transportation Company, Inc., until May of 2007 when the company was sold. Mr. Patton previously served as Chief Executive Officer of Rainbow Multimedia Group, Inc., a producer of digital entertainment, from 1999 to 2001. From 1992 to 1997, Mr. Patton served as a director and President of StockVal, Inc., a provider of securities analysis software and proprietary data to mutual funds, major money managers and brokerage firms worldwide. Prior to 1992, Mr. Patton was a Partner and Director in the law firm of Streich Lang where he founded and headed the Corporate/Securities Practice Group. Mr. Patton has previously served on the board of directors of various public and private companies. Mr. Patton holds an A.B. Degree in Political Science and Juris Doctorate, both from the University of California. Mr. Patton’s extensive legal career, his experience as a chief executive, and his significant role on numerous boards of directors, give him the leadership and consensus-building skills to guide our Board on a variety of matters, including corporate governance and acquisition matters.

Arthur C. Young has been a director since April 2012. Mr. Young is a Managing Partner of Tensile Capital Management, an investment firm that manages a concentrated portfolio of value-oriented public investments and select private investments. Before co-founding Tensile, Mr. Young was a Managing Partner and a member of the Investment and Management Committees at Blum Capital, where he primarily focuses on sourcing, executing and monitoring public investments. Prior to Blum Capital, Mr. Young spent eight years as a Partner at Blavin & Company, a value-oriented, long-biased hedge fund managing a concentrated portfolio. Mr. Young started his investment career at Fir Tree Partners, where he was an investment principal focused on equity and distressed debt investments. Mr. Young also worked as an attorney at Greenberg Traurig, specializing in securities and tax litigation, and as a management consultant at McKinsey & Company, leading teams of senior executives in a broad spectrum of initiatives. Mr. Young received a B.A. with Honors in Economics from Johns Hopkins University in 1991 and went on to receive his Juris Doctor from the University of California at Berkeley, Boalt Hall School of Law in 1994. Mr. Young has an extensive background in investing in public companies, including software companies, advising on corporate and operational strategy, and analyzing legal issues. Mr. Young was appointed to the Company’s Board in connection with a letter agreement dated April 30, 2012 among the Company and Mr. Young (the “Letter Agreement”). Pursuant to the terms of the Letter Agreement, neither Mr. Young nor any affiliated investment funds over which he has voting authority shall enter into a proxy solicitation process to advance an alternative slate of directors other than the one proposed by the Company’s Board. The Company and its Board have agreed to reevaluate and consider removing this provision as a condition of Mr. Young’s Board service within twelve months of the date of the Letter Agreement.

CORPORATE GOVERNANCE

Our Board has adopted the JDA Software Group, Inc. Corporate Governance Guidelines (the “Guidelines”) to address significant corporate governance issues. The Guidelines provide a framework for our corporate governance initiatives and cover topics including, without limitation, the roles of the Board and management, adoption of a code for business conduct and ethics, the process for selecting qualified director candidates, guidelines for director independence and compensation, oversight in the evaluation of the Board and each committee of the Board, and policies for communications between stockholders and directors. The Nominating and Governance Committee is responsible for overseeing and reviewing the Guidelines and reporting and recommending any changes to the Board. A copy of the Guidelines is available on our website at www.jda.com.

Director Independence

In the Guidelines, the Board has adopted criteria for director independence. These criteria conform to, or are more exacting than, the independence requirements adopted by the Securities and Exchange Commission (“SEC”) and NASDAQ. The NASDAQ listing standards require that the majority of our Board be comprised of “independent” directors. The Board has determined that each of Messrs. Gullard, Haddrill, Patton and Young are “independent” directors.

Furthermore, in 2012, the Company announced the appointment of Mr. Haddrill to a newly created position of Lead Independent Director of the Board. Among the key responsibilities of the Lead Independent Director are serving as liaison between the Chairman and the independent directors, chairing executive sessions of the Board’s independent directors and consulting with the Chairman of the Board and other Board members and management regarding the agenda for and schedule of meetings of the Board.

Board Leadership Structure

The Board elects its Chairman and appoints the Company’s Chief Executive Officer according to its view of what is best for the Company at any given time. Although the offices are currently held by two separate people, which the Board has determined is in the best interests of stockholders at this time, the Board does not believe there should be a fixed rule as to whether the offices of Chairman and Chief Executive Officer should be vested in the same person or two different people, or whether the Chairman should be an employee of the Company or should be elected from among the non-employee directors. The needs of the Company and the individuals available to play these roles may dictate different outcomes at different times, and the Board believes that retaining flexibility in these decisions is in the best interest of the Company. Currently, the Board believes that Mr. Armstrong’s role as non-executive Chairman ensures a greater role for the non-management directors in the oversight of the Company and encourages more participation of the non-management directors in setting agendas and establishing priorities and procedures for the work of the Board.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics (“Code of Ethics”) that applies to all of our employees, officers and directors, which meets the NASDAQ listing standards and the requirements of Item 406 of the SEC’s Regulation S-K and provides for prompt disclosure to the public of any change in, or waiver of, such Code of Ethics. Our Code of Ethics is available on our website at www.jda.com.

Our Code of Ethics generally prohibits conflicts of interest and related party transactions unless approved by the Audit Committee. Any transaction proposed between the Company and a related party must be submitted to the Audit Committee for review. Employees are encouraged to contact a manager or a member of our Compliance Team if they become aware of a conflict or potential conflict. Employees that become involved in a situation that gives rise to an actual conflict must inform their manager or a member of the Compliance Team of the conflict.

Our Audit Committee also adopted procedures in January 2004 for the receipt and retention of confidential, anonymous complaints made by our employees concerning accounting, auditing, financial reporting and internal controls, generally referred to as a “whistle-blowing policy,” as required by the Sarbanes-Oxley Act of 2002 and the SEC. A revised “whistle-blowing policy” was adopted by our Audit Committee in October 2005, and again in February 2011, and is available on our website at www.jda.com. The revised “whistle-blowing policy” adopted in February 2011 created a 24 x 7 telephonic and online ethics violation reporting system for use by Company employees worldwide named “JDA EthicsLine.” JDA EthicsLine is managed by a third-party and allows employees to report ethics violations anonymously.

Communications between Stockholders and Directors

Stockholders may communicate with any of our directors by transmitting correspondence by mail, facsimile or email, addressed as follows:

Chairman of the Board

or Board of Directors

c/o Corporate Secretary

14400 North 87th Street

Scottsdale, Arizona 85260-3657

Fax: (480) 308-3001

Email Address: corpsec@jda.com

The communications will be transmitted to the identified director(s) as soon as practicable, unless our corporate secretary determines there are safety or security concerns that mitigate against further transmission of the communication. The Board or identified director(s) shall be advised of any communication withheld for safety or security reasons as soon as practicable.

Executive Sessions

Non-management directors meet in executive session without management present each time the Board holds its regularly scheduled meetings.

Director Attendance at Annual Meetings

We do not have a formal policy regarding attendance by members of the Board at our annual meeting of stockholders but encourage all directors to attend. We attempt to schedule our annual meeting of stockholders at a time and date to permit attendance by directors, taking into account the directors’ schedules and the timing requirements of applicable law. At our annual meeting of stockholders held on May 26, 2011, one of the five directors then in office attended.

Meetings of the Board

During the year ended December 31, 2011, the Board held sixteen meetings and took other action two times by written consent. Each current director attended all full meetings of the Board and meetings of the committees on which he served during 2011, except Mr. Armstrong, who was absent from one Board meeting, Mr. Gullard, who was absent from one Board meeting and one meeting of the Audit Committee, Douglas G. Marlin, who was absent from two Board meetings and one Audit Committee meeting, and Mr. Haddrill, who was absent from one Board meeting and one Audit Committee meeting. Although Mr. Marlin was a director throughout 2011, he resigned from the Board on April 30, 2012. Arthur C. Young was appointed as a director on April 30, 2012.

Committees of our Board of Directors

Our Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues. Each of these standing committees operates under a written charter adopted by the Board. Copies of these charters are available on our website at www.jda.com. Each standing committee is comprised entirely of “independent” directors. The members of the standing committees are identified in the following table.

Director	Audit	Compensation	Nominating and Governance
J. Michael Gullard	Chair	✓	✓
Richard Haddrill	✓	✓	✓
Jock Patton(1)	✓	Chair	✓
Arthur C. Young(1)		✓	Chair
Number of Meetings Held in 2011	12	7	2

(1)	Douglas G. Marlin served as Chair of the Nominating and Governance Committee through 2011. Mr. Marlin resigned from the Board and on April 30, 2012, at which time Jock Patton was appointed as Chair of the Nominating and Governance Committee, a position which Arthur C. Young took responsibility for on July 27, 2012, as a result of the Board voting him into that position. Also on April 30, 2012, Mr. Young was appointed to the Board and as a member of the Compensation Committee and Nominating and Governance Committee.

Audit Committee. The Audit Committee meets at least quarterly with management and our independent auditors to review and approve operating results, financial statements and earnings releases. The primary duties and responsibilities of the Audit Committee are to:

•	retain the independent auditor, evaluate their independence, qualifications and performance, and to approve the terms of engagement for audit and non-audit services;

•

review with management and the independent auditor, as appropriate, our accounting policies, financial controls, financial reports and other financial information provided by us to any governmental body or the public;

•	review our compliance with legal and regulatory requirements;

•	regularly communicate with the independent auditor and financial and senior management and regularly report to the Board;

•	establish and observe complaint procedures regarding accounting, internal accounting controls and auditing matters;

•	prepare the report required by the SEC to be included in our proxy statement; and

•	perform other duties and responsibilities as may be set forth in its charter.

Each member of the Audit Committee is independent for purposes of the NASDAQ listing standards as they apply to Audit Committee members. The Board has determined that each of Mr. Gullard, Mr. Haddrill and Mr. Patton qualify as Audit Committee financial experts under the rules of the SEC and meet the NASDAQ financial sophistication standards. For additional information concerning the Audit Committee and its charter, see “Report of the Audit Committee.”

Compensation Committee. The Compensation Committee reviews all components of compensation of our executive officers and directors for consistency with the Company’s compensation philosophy. Consistent with NASDAQ listing standards, the Compensation Committee is charged with the responsibility of determining the compensation of Hamish N. Brewer, our Chief Executive Officer, and all other executive officers, including reviewing and approving salary, incentive and equity awards, employment, severance and change of control agreements and other special and supplemental benefits. The Compensation Committee can delegate to Chief Executive Officer and Chief Financial Officer the authority to grant and issue equity compensation awards, subject to the approval of the Chairman of the Compensation Committee. The Compensation Committee also approves the Compensation Discussion & Analysis for inclusion in the proxy and information statements. For more information on the responsibilities and activities of the Compensation Committee, including its process for determining executive compensation, see “Compensation Discussion and Analysis.” The Compensation Committee performs such other duties and responsibilities as may be set forth in its charter approved by the Board.

Each of the members of the Compensation Committee is independent for purposes of the NASDAQ listing standards. No member of management was present at any Compensation Committee meeting during 2011, except for Mr. Brewer, who was present at two meetings, and G. Michael Bridge, our Senior Vice President, General Counsel and Secretary, who was present at one meeting. None of such officers had any role at such meetings in setting his own compensation. For additional information concerning the Compensation Committee, see “Executive Compensation” and “Compensation Committee Interlocks and Insider Participation.”

Nominating and Governance Committee. The Nominating and Governance Committee is charged with:

•	identifying individuals qualified to become Board members;

•	selecting, or recommending to the Board, director nominees for each election of directors;

•	developing and recommending to the Board criteria for selecting qualified director candidates;

•	considering committee member qualifications, appointment and removal;

•	recommending corporate governance principles applicable to the Company; and

•	providing oversight in the evaluation of the Board and each committee of the Board.

Each member of the Nominating and Governance Committee is independent for purposes of the NASDAQ listing standards.

Risk Oversight

Our Board is responsible for oversight of our risk assessment and management process. The Board has delegated to the Compensation Committee basic responsibility for oversight of management’s compensation risk assessment, and has delegated to the Audit Committee tasks related to risk process oversight. In exercising its oversight duties, the Board receives information from each committee chair regarding the committee’s considerations and actions. The Audit Committee’s process includes a review, at least annually, of our internal audit process, resources (internal and external), as well as the scope and methodology of the internal audit process.

In addition to the reports from the Audit and Compensation Committees, our Board periodically discusses risk oversight, including as part of its annual detailed corporate strategy review, and receives reports from officers when necessary of particular risks facing the Company. In addition, members of the Board participate in scheduled, monthly operational discussions between the Board and senior management of JDA.

Director Nominations

Director Qualifications. Our directors play a critical role in guiding the Company’s strategic direction and oversee the management of the Company. The Nominating and Governance Committee’s goal is to assemble a Board of Directors that brings to the Company diverse perspectives and skills derived from high quality business and professional experience. Board candidates are considered based upon various criteria, such as their business and professional skills and experiences, background, personal and professional ethics, integrity and values, long-term commitment to representing the best interests of our stockholders and inquisitive and objective perspective and mature judgment. Additionally, director candidates must have sufficient time available to perform all Board and committee responsibilities. Consistent with its charter, the Nominating and Governance Committee evaluates and recommends to the Board director nominees for each election of directors. When reviewing proposed nominees for director, the Governance Committee considers the following factors:

•	the appropriate size of the Company’s Board and its committees;

•	the perceived needs of the Board for particular skills, background and business experience;

•	the skills, background, reputation, and business experience of nominees in relation to the skills, background, reputation, and business experience already possessed by other members of the Board;

•	nominees’ independence from management;

•	nominees’ experience with accounting rules and practices;

•	nominees’ background with regard to executive compensation;

•	applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;

•	the benefits of a constructive working relationship among directors; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating and Governance Committee may also consider from time to time, such other factors as it may deem to be in the best interests of the Company and its stockholders. Other than considering the factors listed above, we have no stated minimum criteria for director nominees. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of the Board to meet the criteria for an “Audit Committee financial expert” as defined by SEC rules, and that a majority of the members of the Board meet the definition of “independent director” under the NASDAQ listing standards.

Process for Identifying and Evaluating Candidates for Election to the Board. The Nominating and Governance Committee reviews the qualifications and backgrounds of the current directors, as well as the overall composition of the Board, and recommends to the full Board the slate of directors to be nominated for election at the annual meeting of stockholders. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Governance Committee reviews such directors against the criteria set forth above in determining whether to recommend these directors for re-election. In the case of new director candidates, the questions of independence and financial expertise are important to determine what roles can be performed by the candidate, and the Nominating and Governance Committee determines whether the candidate meets the independence standards set forth in the Sarbanes-Oxley Act of 2002, SEC rules and NASDAQ listing standards, and the level of the candidate’s financial expertise. Candidates for nomination by the Nominating and Governance Committee as director come to the attention of the Nominating and Governance Committee from time to time through incumbent directors, management, stockholders or third parties. These candidates may be considered at meetings of the Nominating and Governance Committee at any point during the year. All director candidates for nomination by the Nominating and Governance Committee must submit a completed form of directors’ and officers’ questionnaire as part of the nominating process, and the evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Governance Committee.

In accordance with its charter and the Guidelines, the Nominating and Governance Committee’s review and assessment of incumbent directors and proposed nominees includes the consideration of a candidate’s skills, business experiences, and background, which may include with respect to any particular incumbent or proposed nominee consideration of one or more of the following criteria:

•	the extent of the director’s/proposed nominee’s educational, business, non-profit or professional acumen and experience;

•	whether the director/proposed nominee assists in achieving a mix of Board members that represents a diversity of background, perspective and experience;

•	whether the director/proposed nominee meets the independence requirements of the listing standards of NASDAQ;

•	whether the director/proposed nominee has the business experience relevant to an understanding of our business;

•	whether the director/proposed nominee would be considered a “financial expert” or “financially sophisticated” as defined in the listing standards of NASDAQ or applicable law;

•

whether the director/proposed nominee, by virtue of particular technical expertise, experience or specialized skill relevant to JDA’s current or future business, will add specific value as a Board member; and

•	whether the director/proposed nominee possesses a willingness to challenge and stimulate management and the ability to work as part of a team in an environment of trust.

Stockholder Nominations. Our bylaws provide that nominations of candidates for election as directors may be made by the Board or by stockholders. The Nominating and Governance Committee will evaluate any recommendation for director nominee proposed by a stockholder provided that the recommendations are made in accordance with the procedures and deadlines specified in our bylaws. Any recommendation for a director nominee submitted by a stockholder must be in writing and sent via registered, certified, or express mail to: Corporate Secretary, JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260. Facsimile or other forms of electronic submissions will not be accepted.

Evaluation of any stockholder recommendations is the responsibility of the Nominating and Governance Committee under its charter. In the event of any stockholder recommendations, the Nominating and Governance Committee would evaluate the person recommended in the same manner as other persons considered by the Nominating and Governance Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Company Common Stock as of November 7, 2012 by (i) each of our directors, (ii) our principal executive officer, principal financial officer, and three other most highly compensated executive officers who were serving as executive officers at December 31, 2011, and a former executive officer who would have been one of the three other most highly compensated executive officers in 2011 but left the Company before the end of the fiscal year (the “Named Executive Officers”), (iii) each stockholder known by the Company to be the beneficial owner of more than 5% of Company Common Stock, and (iv) all of our directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Corporate Secretary, JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260.

Name and Address of Beneficial Owner(1)(2)	Shares Beneficially Owned(1)(2)	Percentage of Class(3)
James D. Armstrong	1,257,208	2.9%
J. Michael Gullard	37,800	*
Arthur C. Young(4)	6,000	*
Richard Haddrill	11,600	*
Jock Patton	26,800	*
Hamish N. Brewer	272,098	*
Peter S. Hathaway	99,883	*
David R. King	17,694	*
Thomas Dziersk	590	*
G. Michael Bridge	492	*
Jason Zintak(5)	89,280	*
All directors and executives officers as a group (12 persons)(6)	1,759,415	4.1%
FMR, LLC(7)	4,238,375	9.8%
Praesidium Investment Management Company, LLC(8)	3,046,795	7.1%
BlackRock, Inc.(9)	3,287,289	7.6%
The Vanguard Group, Inc.(10)	2,297,380	5.3%
Wellington Capital Management Co., LLP(11)	2,270,322	5.3%
Ameriprise Financial, Inc.(12)	2,186,553	5.1%

(1)	This table sets forth beneficial ownership of Company Common Stock as of November 7, 2012. Certain of the beneficial owners listed have since disposed of shares of Company Common Stock. For a description of transactions with respect to shares of Company Common Stock effected by the Company, or to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of the Schedule 14D-9, see “Item 6. Interest in Securities of the Subject Company Securities Transactions” on the Schedule 14D-9.

(2)	For the following directors and named executive officers, the shares beneficially owned include the following numbers of shares with respect to which such persons have the right to acquire beneficial ownership within 60 days of November 7, 2012:

Name	Shares
James D. Armstrong	4,000
J. Michael Gullard	16,000
Arthur C. Young	4,000
Richard Haddrill	4,000
Jock Patton	4,000
Hamish J. Brewer	117,956
Peter S. Hathaway	1,968
David R. King	688
Thomas Dziersk	590
G. Michael Bridge	492

(3)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.
(4)	According to Mr. Young’s Form 4 filed with the SEC on September 28, 2012, Mr. Young is a Partner of Tensile Capital Management, LLC, which has a sub-advisory agreement with Blum Capital Partners, L.P. (“Blum LP”) whereby Mr. Young reimburses Blum LP and its affiliates for any board compensation he receives for service on our Board of Directors. Under the sub-advisory agreement and each of the partnership agreements for Stinson Capital Partners, L.P., Stinson Capital Partners C, L.P., Stinson Capital Partners QP, L.P. and Blum Strategic Partners IV, L.P., Mr. Young is deemed to hold each partnership’s pro rata share of the securities for the benefit of each partnership and each partnership is entitled to a pro rata portion of the securities issued. Accordingly, each partnership may be deemed to be the indirect beneficial owners of the securities to the extent of their pro rata interest therein, and each of Blum LP, Blum Strategic GP IV, L.L.C. and Mr. Young may be deemed to be indirect beneficial owners of the securities. Blum LP, Blum Strategic GP IV, L.L.C. and Mr. Young disclaim beneficial ownership of the securities, except to the extent of any pecuniary interest therein.
(5)	Mr. Zintak left the company on April 26, 2011. His beneficial ownership upon separation was 89,280 shares, as reported on his Form 4 filed with the SEC on April 28, 2011, which is the amount reported in the above table.
(6)	For all directors and executives officers as a group, the shares beneficially owned include 153,596 shares that such directors and officers have the right to acquire beneficial ownership within 60 days of November 7, 2012.
(7)	FMR, LLC, a Delaware limited liability company, is a Massachusetts-based asset and investment management company whose principal business address is 82 Devonshire Street, Boston, Massachusetts 02109. This information for FMR, LLC is derived from a Schedule 13G/A filed on September 10, 2012.
(8)	Praesidium Investment Management Company, LLC, a Delaware limited liability company, is a New York-based asset and investment management company whose principal business address is 747 Third Avenue, 35th Floor, New York, New York 10017. This information for Praesidium Investment Management Company, LLC is derived from a Schedule 13D/A filed on November 9, 2012.
(9)

BlackRock, Inc., a Delaware corporation, is a New York-based asset and investment management company whose principal business address is 40 East 52nd Street, New York, NY 10022. This information for BlackRock, Inc. is derived from Schedule 13G filed on January 20, 2012.

(10)	The Vanguard Group, Inc. is a Pennsylvania-based investment adviser whose address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. This information for The Vanguard Group, Inc. is derived from Schedule 13G filed on February 6, 2012.
(11)	Wellington Management Company, LLP is a Massachusetts-based investment adviser whose address is 280 Congress Street, Boston, Massachusetts 02210. This information for Wellington Capital Management Company, LLP is derived from Schedule 13G filed on February 14, 2012.
(12)	Ameriprise Financial, Inc., a Delaware corporation, is a Minnesota-based investment management company whose principal business address is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474. The security ownership of Ameriprise Financial, Inc. includes the holdings of Columbia Seligman Communications & Information Fund, Inc. and Columbia Management Investment Advisors, LLC. This information for Ameriprise Financial, Inc. is derived from a Schedule 13G/A filed on June 11, 2012.

EXECUTIVE OFFICERS OF THE COMPANY

The following sets forth information regarding our non-director executive officers as of the date of this Information Statement. For information regarding Hamish N. Brewer, our President and Chief Executive Officer and a director, see “Current Board of Directors.”

Name	Age	Title
Hamish N. Brewer	49	Director, President and Chief Executive Officer
Thomas Dziersk	49	Executive Vice President, Sales and Marketing
David L. Gai	49	Executive Vice President, Services
Peter S. Hathaway	57	Executive Vice President and Chief Financial Officer
David Kennedy	51	Executive Vice President and Chief Legal Officer
David R. King	68	Executive Vice President, Product Management and Development
Brian P. Boylan	51	Executive Vice President, Chief Human Resources Officer

Tom Dziersk has served as our Executive Vice President, Sales and Marketing since April 2011. Mr. Dziersk previously served as our Senior Vice President, Americas from August 2006 to April 2011. Prior to joining JDA, Mr. Dziersk served as President and Chief Executive Officer of SAMSys, Inc., a privately-held manufacturer of radio frequency identification reader (RFID) technology, from January 2006 to April 2006, and as President and Chief Executive Officer of ClearOrbit, Inc., a privately-held supply chain execution automation company, from December 2000 to August 2005. Prior to that, Mr. Dziersk served as Senior Vice President of Sales and Marketing of Essentus International, Inc. (formerly Richter Systems), a privately-held provider of business-to-business portal functionality and enterprise resource planning (“ERP”) software solutions for the apparel and footwear industries, from July 1999 to November 2000, and in various management and sales positions with JBA International, Inc., an ERP software firm, from June 1991 to May 1999 and with Loadstar Computer Systems, a provider of specialized software solutions for the automotive aftermarket industry, from June 1985 to June 1991. Mr. Dziersk received a Bachelor of Arts degree in Economics from the University of Michigan.

David L. Gai has served as our Executive Vice President of Services since July 7, 2011. In this role, Mr. Gai is responsible for JDA’s global services organization, including professional services (which entails implementation, education and strategic services), Cloud Services and support. Mr. Gai joined JDA from EMC, where he served as Vice President, Worldwide Services for the Content Management and Archival Division. Prior to EMC, he served as Executive Vice President, Worldwide Services of BEA Systems Inc. since August 2004 until 2008 and Senior Vice President, Worldwide Customer Support from 2003 to 2004. Prior to joining BEA, Mr. Gai served as President and Chief Executive Officer of Equitant Inc. from August 2001 to September 2002. Mr. Gai also served as Chief Executive Officer of French & Associates. He has also held senior management positions at Hewlett-Packard Services and Myers-Holum. He served as General Manager of North American outsourcing business at Hewlett-Packard from August 1998 to July 2001. Mr. Gai graduated from Sacramento State University with a Bachelor’s of Science Degree in Computer Science. He is a 2005 graduate of the Stanford Executive Institute.

Peter S. Hathaway has served as our Executive Vice President and Chief Financial Officer since July 2009. Prior to joining JDA, Mr. Hathaway served as Executive Vice President and Chief Financial Officer of Allied Waste Industries, Inc., which was at the time listed on the New York Stock Exchange, from 2003 to 2009 and in various executive and management positions with Allied Waste Industries, Inc. from 1995 to 2003, including Senior Vice President — Finance, Chief Accounting Officer, Vice President and Treasurer. Mr. Hathaway also served as Controller and Finance Director for certain Italian operations of Browning-Ferris Industries, Inc. from 1991 to 1995 and in various positions, including Senior Manager in the audit division, of Arthur Andersen LLP in Colorado, Italy, and Connecticut. Mr. Hathaway received a Bachelor of Science degree in Accountancy from Northern Arizona University.

David Kennedy has served as JDA’s Executive Vice President and Chief Legal Officer since May 2012. Prior to JDA, Mr. Kennedy served as General Counsel and Secretary for Better Place, a company that builds infrastructure networks for electric vehicles. From 2007 to 2009, Mr. Kennedy served as General Counsel and Secretary for Business Objects (acquired by SAP in January 2008). From 1989 to 2007, Mr. Kennedy served in various leadership roles within the legal department of a number of IBM business units, including IBM’s Information Management software group and IBM Global Services Europe. Mr. Kennedy received a Bachelor of Science degree in Business Administration and a Juris Doctor degree from the University of Connecticut.

David R. King has served as our Executive Vice President, Product Management and Development since December 2010. Mr. King previously served as our Senior Vice President, Product Management and Development from February 2009 to December 2010 and as our Senior Vice President, Product Development from January 2004 to January 2009. Prior to joining JDA, Mr. King served as Vice President Product Planning of Geac Computer Corp. Ltd, a Canadian software company, from August 2003 to December 2003, as Senior Vice President of Product Development and Chief Technology Officer of Comshare, Inc., a software company, from 1997 to 2003, and as its Director of Applied Technology and Research from 1991 to 1997, and in various management positions including Director, Advanced Product Design and Development of Execucom Systems Corporation, a provider of decision and executive support systems, from 1983 to 1991. Prior to that, Mr. King was a full-time faculty member responsible for teaching undergraduate and graduate courses in statistics, research methods, mathematical and computer modeling at Old Dominion University, the University of Maryland, and the University of South Carolina, from 1969 to 1982. Mr. King currently serves on the advisory boards for MIS at the University of Georgia. In addition, Mr. King has written over 50 articles and books in the areas of decision support, business intelligence and electronic commerce. Mr. King’s education includes a Bachelor of Sociology Degree, a Master of Sociology Degree, and a Ph.D. in Sociology with a minor in Mathematical Statistics from the University of North Carolina.

Brian P. Boylan has served as our Executive Vice President, Chief Human Resources Officer since September 2012. Mr. Boylan previously served as our Senior Vice President, Human Resources from April 2007 to September 2012 and as our Vice President, Human Resources from June 2005 to March 2007. Prior to joining JDA, Mr. Boylan was a founding partner of Alliance HR Advisors, a human resources consulting firm from 2004 to 2005. Mr. Boylan previously served as Senior Vice President of Legal Affairs and Human Resources of Asarco Inc., an international natural resource company, from 2001 to 2003, where he also served in various executive and management positions beginning in 1988, including Director of Employee Relations, Operations Manager and Vice President of Human Resources. Mr. Boylan also served as Assistant General Counsel for the New York City Office of Labor Relations Office from 1986 to 1987. Mr. Boylan received a Bachelor of Business Administration degree in Labor-Management Relations from Pace University and a Juris Doctor degree from the Brooklyn Law School.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation Policies and Practices

The Company has adopted executive compensation policies to attract and retain highly motivated, qualified and experienced executives, as well as to drive the financial performance of the Company by providing equity and monetary rewards to management that are linked to the success of the Company and returns to stockholders. Effective, competitive executive compensation programs are essential to achieving these goals.

The Company’s Compensation Committee, or the “Committee,” through research, discussions with management, and the assistance of its own outside experts, seeks to ensure the Company’s executive compensation programs, levels, and practices are aligned with the long-term strategic goals of the Company, competitive trends, and best practices. On an ongoing basis, the Committee reviews the Company’s programs and makes changes as appropriate to ensure alignment with long-term shareholder interests.

Our fiscal 2011 compensation programs include the following features:

•

Competitive Pay Position — Our base salaries are targeted at the 50th percentile of competitive market levels for companies in our sector that are similar in size and scope of operations. Our total compensation program places significant emphasis on performance-based compensation, so our target total cash compensation (base salary plus annual incentives) and total direct compensation (total cash plus long-term incentives) are targeted between the 50th and 75th percentiles. The Committee sets aggressive, yet realistic corporate performance goals that encourage our growth and, if achieved at or above target, can result in pay that is at the competitive 75th percentile or above.

•

Performance Based Compensation — Reflecting our performance-based pay philosophy, a significant portion of total compensation is delivered through performance-based programs based on achieving pre-established goals. In fiscal 2011, 83% of the compensation paid to our President and Chief Executive Officer was performance based, as was 78% of the compensation paid to our next four executives. All of the compensation provided via our short-term cash incentive plan and our long-term incentive plan to our Named Executive Officers is based on pre-established performance goals.

•

Ownership Guidelines — In February 2011, the Board adopted stock ownership guidelines pursuant to which each of our non-employee directors is encouraged to hold certain numbers of shares of common stock of the Company. As of December 31, 2011, each non-employee director and executive officer subject to the stock ownership guidelines was in compliance.

In 2012, the Audit Committee determined that we would restate our annual and quarterly results for certain past fiscal years. The restatement does not reduce the aggregate reported revenue for these years but does change the time periods during which revenue was recognized. The Compensation Committee, with the assistance of an independent compensation consulting firm, Pay Governance LLC, and independent legal advice from Morgan Lewis & Bockius, LLP, has conducted a thorough review to determine whether any compensation adjustments for our Named Executive Officers were appropriate in light of the restatement. The Compensation Committee noted the Audit Committee’s conclusions that there was no fraudulent or intentional wrongdoing on the part of any employee, including the Named Executive Officers. The Audit Committee further found that the Named Executive Officers acted in good faith, soliciting the advice of accounting experts, including outside accountants to ensure that revenue was properly accounted for. Finally, the Compensation Committee, with the confirmation of independent advisors determined that, assuming it would have made no other changes during the fiscal years in question, incentive compensation paid or awarded to the Company’s Named Executive Officers would have been higher in some years, lower in others, and, in the aggregate, lower by approximately 5% over the period in question. Based on that determination and the other factors identified below under the heading “Consideration of Compensation Restatement”, the Compensation Committee concluded that, despite the financial restatement, a compensation adjustment for our Named Executive Officers was not required or appropriate under these facts.

Executive Compensation Philosophy

Individual compensation decisions reflect the Committee’s judgment of an executive’s value to the business (including the market value of his or her skills, individual contribution and potential, and retention risk), as well as market competitiveness of total compensation opportunities and our business results. While base salary is generally targeted to approximately the median of the competitive market, actual total direct compensation may be above or below the median based on the Committee’s determination of the individual executive’s appropriate cash and equity incentive target award levels and the extent to which we actually achieve our annual performance goal. Our executive compensation program provides an opportunity for executives to exceed median short- and long-term compensation levels through outstanding personal and organizational performance.

Overriding Objectives

The central goal of our executive compensation program is the same as our goal for operating the Company: to create long-term stockholder value. To achieve this goal, the Committee has set the following specific objectives for our executive compensation program:

•	To motivate our executive officers to achieve and exceed the Company’s financial performance goals by rewarding success.

•	To effectively attract, retain, and motivate top quality executives who have the ability to significantly influence the long-term financial success of JDA.

•	To balance executive compensation levels with the Company’s annual budgets and long-term financial plans, strategic plans, business objectives, and stockholder expectations.

•

To provide senior executives with total compensation opportunities that are competitive in form and value with those of comparable companies, taking into account industry sector, market capitalization, revenues, profitability, and global operational focus.

•	To provide a compensation structure that is simple and well understood, that rewards accountability and that is closely tied to the Company’s key financial goals and strategic objectives.

Components of Compensation

The Committee has identified and annually evaluates the four main components of our executive compensation program: base salary, short- and long-term incentives, and employee benefits. Base salary provides a base level of market competitive compensation, designed to attract and retain individuals with the qualities necessary to ensure the short- and long-term financial success of JDA. Salaries are targeted at or near the 50th percentile of market comparisons, while recognizing individual differences in scope of responsibilities, qualifications, experience and leadership abilities. An additional significant portion of an executive’s total compensation opportunity is made available in the forms of cash and equity incentive awards, both of which are contingent upon meeting pre-defined annual corporate objectives and, in the case of equity incentive awards, continued service beyond an annual performance period. The design of these short- and long-term incentives assures that key executives involved in critical decisions that impact the Company’s success have a meaningful, competitively supportable portion of their total compensation opportunity linked to achievement of our performance objectives. Finally, we offer our executives employee benefits that are competitive within our talent market, on par with those offered our employees generally, designed to meet our business needs and that provide adequate individual protection.

Risk Considerations in Determining Compensation

We regularly assess our compensation policies and practices in response to current public and regulatory concerns about the link between incentive compensation and excessive risk taking by corporate executives. We have concluded that our compensation program does not motivate imprudent risk taking, and any risks involved in our compensation program are not reasonably likely to have a material adverse effect on JDA. In reaching these conclusions, we believe that the following risk oversight and compensation design features guard against excessive risk-taking:

•	Base salaries are consistent with executives’ responsibilities so that they are not motivated to take excessive risks to achieve a reasonable level of financial security;

•

Cash and equity incentive awards are earned on the basis of our achievement of adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets, which take into account not only revenue, but also expenses, which provide a simple, but encompassing and powerful, performance goal that aligns the strategies and efforts of the enterprise across operational groups and geographies, and which helps ensure that extraordinary compensation is tied to creation of enhanced value for stockholders;

•

Long-term compensation, including equity incentives, that, when combined with the stock ownership guidelines, rewards executives for driving high performance and sustainable, profitable, growth for stockholders over multiple years;

•	Limitations on both the maximum number of shares for which equity incentive awards may be granted in any given year under our equity compensation plan and the maximum size of any award; and

•	Ongoing Committee oversight of the operation of our compensation plans.

Stock Ownership Guidelines

The Board believes that each executive officer and director should develop a meaningful ownership position in the Company. Towards that end, in 2011 the Board adopted stock ownership guidelines for our executive officers and directors, pursuant to which each non-employee director is encouraged to hold shares of common stock of the Company having an aggregate value of at least three times the value of his or her annual cash retainer within three years after joining the Board. Additionally, the Company’s Chief Executive Officer is encouraged to hold shares of common stock of the Company having an aggregate value of at least three times his or her annual base salary, and our Chief Financial Officer and each Executive Vice President are encouraged to hold shares of common stock having an aggregate value of at least two times his or her annual base salary. New executive officers and directors are encouraged to reach these ownership thresholds within three years after hire. As of December 31, 2011, each executive officer and non-employee director subject to the stock ownership guidelines was in compliance.

Executive officers satisfy the applicable ownership guidelines if either (i) the aggregate price paid by the executive officer for JDA shares held equals or exceeds the relevant multiple of his or her current annual base salary, or (ii) the fair market value of JDA shares held equals or exceeds such amount, as calculated on the first trading day of each calendar year. All JDA shares owned directly by an executive officer, such individual’s spouse, minor children sharing such individual’s home, and any trust for which the individual is a trustee with voting and investment power, are treated as shares owned by such individual, as are unvested shares of Company restricted stock and shares underlying presently exercisable Company stock options held by the individual (net of that number of shares of common stock that such individual would need to sell to cover the options’ exercise price).

Role of Compensation Committee, Compensation Consultant and Management

Compensation Committee

The Committee has sole responsibility for determining and approving, on an annual basis, the compensation of our CEO and other executive officers. The Committee receives information and advice from its advisor(s) as well as from management to assist in compensation determinations.

The Committee establishes all elements of our Chief Executive Officer’s compensation after carefully considering all appropriate factors. For executives other than our Chief Executive Officer, the Committee establishes total compensation opportunities after considering both individual and Company-wide performance and salary recommendations provided by the Chief Executive Officer.

Compensation Committee Advisors

The Committee has the sole authority from the Board of Directors for the appointment, compensation and oversight of any advisors that may be engaged to assist the Committee in fulfilling its duties. In selecting advisors, the Committee considers a number of factors, including their independence.

Although NASDAQ has not issued listing requirements that establish the criteria to be considered by the Committee in evaluating independence of advisors, the Committee has considered those criteria recently specified by the SEC:

•	Whether the compensation consulting company employing the compensation advisor is providing any other services to the Company;

•	How much the compensation consulting company who employs the compensation advisor has received in fees from the Company, as a percentage of that person’s total revenue;

•	What policies and procedures have been adopted by the compensation consulting company employing the compensation advisory to prevent conflicts of interest;

•	Whether the compensation advisor has any business or personal relationship with a member of the Committee;

•	Whether the compensation advisor owns any stock of the Company; and

•	Whether the compensation advisor or the person employing the advisor has any business or personal relationship with an executive officer of the issuer.

Following consideration of those factors, the Committee is satisfied that Morgan Lewis, Pay Governance and Towers Watson are each free of conflicts that may arise under those criteria and are independent.

Advisors during 2010 and 2011

In 2010, the Committee retained Towers Watson (formerly known as Watson Wyatt Worldwide) as its consultant to assist the Committee with its responsibilities related to our executive compensation programs, particularly in light of the growth and significant change in scope of the Company’s operations arising from our acquisition of i2 in January 2010.

In the second half of 2010, Towers Watson reviewed the Company’s executive compensation program and performed a market comparison of our program’s total compensation and individual pay elements. In conjunction with its review, Towers Watson recommended, and the Committee approved, an updated list of peer companies more consistent with the global nature of our business and our increased annual revenue and employee base following our i2 acquisition. Our selected peer group of companies have annual revenues for their most recent fiscal years that range from one half to two times our annual revenue. Our selected peer group for 2011 consists of the following companies:

•	Blackboard Inc.

•	Checkpoint Systems, Inc

•	Compuware Corp.

•	Factset Rsearch Systems, Inc.

•	Fair Isaac Corp.

•	Henry (Jack) & Associates

•	Informatica Corp.

•	Lawson Software, Inc.

•	Micros Systems, Inc.

•	MicroStrategy Inc.

•	Parametric Technology Corp.

•	Progress Software Corp.

•	Quest Software, Inc.

•	Red Hat Inc.

•	Solera Holdings Inc

•	Tibco Software, Inc.

•	Verint Systems Inc.

During 2011, Towers Watson continued to support the Committee in fulfilling its responsibilities related to our executive compensation programs. The executive compensation services provided included assisting in defining the Company’s executive compensation strategy, providing a pay for performance analysis, advising on stock ownership guidelines, and providing regulatory and governance guidance.

Role of CEO and Management

While the Compensation Committee has sole responsibility to approve and monitor all compensation for our executive officers, management plays an important role in determining executive compensation. Management, at the request of the Committee, recommends financial goals and provides information to the consultant(s) necessary to facilitate analysis of competitive market data. Our Chief Executive Officer assists the Committee by providing his evaluation of the performance of our other executive officers and recommending compensation for those officers.

Tax and Accounting Considerations

In evaluating potential compensation alternatives, our Compensation Committee considers the possible impact of Section 162(m) of the Code. Section 162(m) places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executives unless, among other things, such compensation is performance-based and has been approved by stockholders. Certain elements of the compensation paid to those of our executives who are “covered employees” under Section 162(m) may from time to time not be fully deductible. Since our stockholders did not approve certain provisions of our 2005 Performance Incentive Plan in 2010, we may not be able to fully deduct compensation paid to certain of our executives who are “covered employees” under Section 162(m) for compensation related to incentive awards beginning in 2010 until our stockholders approve certain provisions of our 2005 Performance Incentive Plan. However, considering our inability to deduct compensation pursuant to Section 162(m) for 2010 and our ability to utilize our significant net operating loss carryforwards for federal income tax purposes, which results in the payment of no federal income taxes, we do not believe there is a material effect on our business.

We have structured our executive compensation program with the intention that any provision of deferred compensation comply with Section 409A of the Code. Section 409A may impose additional taxes on any service provider entitled to deferred compensation that is not in compliance with that Code section.

Accounting considerations also play a role in the design of our executive compensation program. Accounting rules require us to expense the fair values (as determined under accounting standards) of our equity incentive awards, which reduces the amount of our reported profits. Because of this stock-based compensation expensing and the impact of its potential dilution to our stockholders, we closely monitor the number and the fair values of the equity awards we grant.

Compensation Elements in 2011

The following sections describe the various elements of the Company’s 2011 executive compensation program, including objectives, market positioning, structure, operation, and other information specific to 2011 payments, awards, and compensation adjustments.

Consideration of the Advisory Vote on Executive Compensation.

Approximately 98.8% of the votes cast at our 2011 annual stockholders’ meeting and approximately 94.4% of the votes cast at our 2012 annual stockholders’ meeting, including abstentions, approved the compensation of our executive officers as disclosed in the “Executive Compensation” section of the proxy statements for the 2011 and 2012 annual meetings, respectively. These “say-on-pay” votes were not binding. However, the Committee took these results into consideration in determining to continue the overall design and implementation of our executive compensation program since the 2011 and 2012 annual stockholders’ meetings. The Committee intends to continue to consider the outcome of annual advisory votes when making future executive compensation decisions.

The 2011 Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the Named Executive Officers listed in the Summary Compensation Table. The Named Executive Officers include the principal executive officer, the principal financial officer, the three other most highly compensated executive officers who were serving as executive officers at December 31, 2011, and a former executive officer who would have been one of the three other most highly compensated executive officers in 2011 but left the Company before the end of the fiscal year.

Base Salary

Individual base salary is established based upon appropriate competitive reference points, internal responsibilities and an executive’s ability to contribute to the Company’s success, and at a level that we believe is sufficient to attract and retain individuals with the qualities necessary for the long-term financial success of JDA. Historically, our Compensation Committee’s policy has been to set the initial base salary for each executive position at or near the median for comparable positions within the selected peer group companies recommended by Towers Watson. Each executive officer’s base salary is reviewed annually by the Committee and is subject to adjustment to take into account the executive’s role, responsibilities, experience, tenure, individual performance and contribution to the organization’s results as determined by the Chief Executive Officer (or the Committee, for decisions concerning CEO compensation), in addition to the compiled market data.

In reviewing and setting base salaries for 2011, the Committee considered the factors referred to above, as well as the informal input of management and Committee members regarding anticipated compensation changes at other comparable companies, and more formal comparative data obtained in September 2010 from Towers Watson. Taking into account each of these factors, the Committee made the following adjustments to base salaries for the executive officers in 2011:

Named Executive Officer	Title	2010 Base Salary	2011 Base Salary
Hamish N. Brewer	Director, President and Chief Executive Officer	$520,000	$600,000
Peter S. Hathaway	Executive Vice President and Chief Financial Officer	364,000	378,560
David R. King	Executive Vice President, Product Management and Development	286,000	330,000
Thomas Dziersk	Executive Vice President, Sales and Marketing	312,000	450,000
G. Michael Bridge	Senior Vice President and General Counsel	260,000	270,400
Jason Zintak	Executive Vice President, Sales and Marketing	390,000	390,000

The Committee adjusted Mr. Brewer’s base salary after taking into account his performance and contributions to the organization, as well as his performance relative to our peer group and the comparative salary data provided by Towers Watson, which indicated that Mr. Brewer’s base salary was below the median for the market. After adjustment, Mr. Brewer’s salary remained below the market median according to the analysis provided by Towers Watson. The Committee adjusted Mr. King’s base salary after taking into account his role, tenure, performance and contributions to the organization as determined by the CEO and the comparative data provided by Towers Watson which indicated that Mr. King’s base salary was below the median for the market. After adjustment, Mr. King’s base salary was slightly above the market median. The Committee increased Mr. Dziersk’s base salary above the market median in recognition of his increased and global responsibility in his new role as Executive Vice President of Sales and Marketing and his individual performance and contribution to the organization in his previous role as Senior Vice President of Sales for the Americas. The remaining executive officers received base salary increases consistent with increases provided to JDA employees generally for 2011.

Annual Cash Incentives

The Company’s annual cash incentive program is structured to align the incentive compensation of all employees, including the executive officers, with the annual operating goals and objectives of the Company. The Committee sets executive officer target annual cash incentive amounts at or above the median target for comparable positions within our peer group of companies, and ties the target annual cash incentive to our achievement of an aggressive, yet realistic performance goal that encourages our growth. The Compensation Committee believes this approach to annual cash incentive compensation encourages management to maximize our business performance and enables us to reward exceptional performance with total short-term compensation that exceeds our peer group median.

Our annual cash incentive program in 2011 (the “2011 Cash Incentive Plan”) targets what, in the Committee’s judgment, is the most important measure of the Company’s operating performance driving the creation of stockholder value: EBITDA. To provide for consistent period-to-period measurement of actual performance against goal, the Committee adjusts both the target EBITDA goal and actual results to exclude non-cash charges, such as amortization of intangibles and stock-based compensation, and certain charges that impact the comparability of one period to another. The Committee believes that the use of an adjusted EBITDA target provides a simple, but encompassing and powerful, performance goal that aligns the strategies and efforts of the enterprise across operational groups and geographies. The Committee also believes that an adjusted EBITDA target helps ensure that extraordinary compensation is tied to creation of enhanced value for stockholders rather than excessive risk-taking motivated by short-term personal gain, and serves to motivate performance against a key metric in the Company’s credit facilities.

The Committee established a 2011 adjusted EBITDA target of $183.0 million, an increase of $22 million over the 2010 actual EBITDA result of $160.9 million. This increased adjusted EBITDA target reflected the Committee’s and management’s view of the sales and profit potential of the Company during 2011 and reflected what in the Committee’s opinion was an aggressive yet realistic target based on organic growth.

Under the 2011 Cash Incentive Plan, our Named Executive Officers would earn no cash incentive if our adjusted EBITDA did not attain a threshold level of at least $155.0 million. For 2011, if our actual adjusted EBITDA fell between the threshold of $155.0 million and the target of $183.0 million, our Named Executive Officers would earn a prorated cash incentive ranging from 50% to 100% of the Named Executive Officer’s target cash incentive. If our actual adjusted EBITDA for 2011 exceeded $183.0 million, each Named Executive Officer would earn 100% of his target cash incentive plus an additional amount prorated on a straight-line basis.

The following table sets forth for each Named Executive Officer the 2011 annual target cash incentive set by the Committee at the beginning of the year and the actual cash incentive earned under the 2011 Cash Incentive Plan. The Committee set the target level of the 2011 cash incentive for the Named Executive Officers based on the executive’s role, individual performance and contribution to the organization’s results as determined by the Chief Executive Officer (or the Committee, for decisions concerning CEO compensation), in addition to the comparative data and peer group analysis obtained in September 2010 from Towers Watson. The target cash incentives for 2011 for each of the Named Executive Officers were set at or above the market and peer group median. The Company’s actual 2011 adjusted EBITDA, as determined by the Audit Committee in January 2012, was $179.6 million, thus qualifying each Named Executive Officer to receive approximately 94% of his target award. The 94% achievement level does not include any impacts resulting from the restatement, as those results were not known and did not impact actual employee performance in 2011.

		2011 Target Cash Incentive	2011 Earned Cash Incentive
Hamish N. Brewer	Director, President and Chief Executive Officer	$600,000	$564,000
Peter S. Hathaway	Executive Vice President and Chief Financial Officer	400,000	376,000
David R. King	Executive Vice President, Product Management and Development	295,000	277,300
Thomas Dziersk(1)	Executive Vice President, Sales and Marketing	431,250	398,625
G. Michael Bridge	Senior Vice President and General Counsel	250,000	235,000
Jason Zintak(2)	Executive Vice President, Sales and Marketing	450,000	112,500

(1)	Mr. Dziersk was promoted to Executive Vice President, Sales and Marketing on April 26, 2011 and thereafter participated in the 2011 Cash Incentive Plan with an annual target cash incentive of $450,000. Prior to April 26, 2011, Mr. Dziersk participated in an annual commission-based cash incentive plan with an annual target cash incentive of $375,000 and did not participate in the 2011 Cash Incentive Plan. His 2011 actual cash incentive represents a combination of his actual commission earned in 2011 prior to April 26, 2011 and his cash incentive earned under the 2011 Cash Incentive Plan after that date.
(2)	Mr. Zintak served as our Executive Vice President, Sales and Marketing until his resignation on April 26, 2011. Of his total 2011 earned cash incentive, $112,500 represents the amount he earned prior to his employment termination date.

Earned annual cash incentive awards are prorated and typically paid in quarterly installments, based upon the Company’s annualized year-to-date achievement of its annual adjusted EBITDA goal. At the Compensation Committee’s discretion, a portion of each quarterly cash incentive installment may be held back during the first three quarters of the year to be paid after the Company’s Audit Committee determines the actual adjusted EBITDA performance for the year in January of the following year. The same calculation method is applied to Named Executive Officers and other employees alike.

Equity Incentive Awards

The Committee provides long-term equity incentive awards to our Named Executive Officers under our 2005 Performance Incentive Plan, which was approved by our stockholders at the 2005 annual meeting of stockholders. Under the 2005 Performance Incentive Plan, the Committee is authorized to grant restricted stock, restricted stock units, performance shares, performance units, cash-based awards, and deferred compensation awards, but not stock options.

The Committee has aligned the Company’s equity incentive program with its annual cash incentive program by structuring awards under both programs to reward executives for the Company’s achievement of its adjusted EBITDA goals. Consistent with its past use of equity incentives, in 2011, the Committee granted to our Named Executive Officers performance share awards under the 2005 Performance Incentive Plan that are structured to balance the Committee’s objective of incentivizing management to achieve high levels of corporate performance with stockholder concerns regarding equity dilution. The Committee set the target level of the 2011 performance share awards for the Named Executive Officers based on the executive’s role, individual performance and contribution to the organization’s results as determined by the Chief Executive Officer (or the Committee, for decisions concerning CEO compensation), in addition to the comparative data and peer group analysis obtained in September 2010 from Towers Watson. The target level for each of the Named Executive Officers was set at or above the competitive median.

The vesting provisions of the 2011 performance share awards are designed to provide an incentive to our executive management team to both (a) successfully achieve the adjusted EBITDA target set by the Committee for 2011, and (b) remain with the Company and continue to build stockholder value over the two-year period following the initial vesting of the award. Performance shares are earned and vest based upon a combination of the extent to which our actual adjusted EBITDA performance for the year meets or exceeds the adjusted EBITDA goal set by the Committee and the executive’s continued employment with the Company following the measurement year. No portion of a performance share award is earned unless we achieve at least a minimum adjusted EBITDA threshold for the year. The target number of performance shares subject to an executive’s award are earned if the Company’s target adjusted EBITDA goal is attained for the year. If our adjusted EBITDA for the year falls between the threshold and target levels, executives will earn between 50% and 100% of the their target number of performance shares, prorated for our actual performance. If our actual performance exceeds the adjusted EBITDA target for the year, the number of performance shares earned increases pro rata up to a maximum of 125% of the target award. Upon our determination of the extent to which the adjusted EBITDA goal has been achieved for the year, 50% of the earned performance shares vest immediately, while the remaining 50% of the earned award vests in two annual installments, provided the executive remains a JDA employee.

As with the 2011 Cash Incentive Plan, the 2011 target performance share awards for the Named Executive Officers were set by the Compensation Committee at the beginning of the year, based on achieving target 2011 adjusted EBITDA of $183.0 million. Provided that a minimum adjusted EBITDA threshold of $155.0 million was achieved, 50% of the target number of performance shares subject to an award would be earned. For 2011, if actual adjusted EBITDA achieved fell between the minimum threshold and the target adjusted EBITDA of $183.0 million, a prorated portion of the target number of performance shares would be earned. If adjusted EBITDA for the year exceeded $183.0 million, the Named Executive Officers would have earned 100% of their target number of performance shares plus an additional amount prorated on straight-line basis up to a maximum of 125% of their target number of performance shares for adjusted EBITDA of $198.0 million.

The following table sets forth for each Named Executive Officer the 2011 target performance share award established by the Compensation Committee and the actual number of performance shares earned for 2011. The Company’s actual 2011 adjusted EBITDA, as determined by the Audit Committee in January 2012, was $179.6 million, thus qualifying each Named Executive Officers to earn approximately 94% of his target performance share award. The 94% achievement level does not include any impacts resulting from the restatement as those results were not known and did not impact actual employee performance in 2011.

Named Executive Officer	Title	2011 Target Performance Shares	2011 Earned Performance Shares(2)
Hamish N. Brewer	Director, President and Chief Executive Officer	82,868	77,896
Peter S. Hathaway	Executive Vice President and Chief Financial Officer	32,313	30,375
David R. King	Executive Vice President, Product Management and Development	32,313	30,375
Thomas Dziersk	Executive Vice President, Sales and Marketing	34,032	31,990
G. Michael Bridge	Senior Vice President and General Counsel	4,738	4,454
Jason Zintak(1)	Executive Vice President, Sales and Marketing	50,000	—

(1)	Mr. Zintak left the Company on April 26, 2011, and therefore was not eligible to earn 2011 performance shares.
(2)	Earned performance shares vested 50% on the date on which we filed our 2011 Annual Report on Form 10-K, with the remaining 50% of the earned performance shares vesting in two annual installments, subject to continued employment with JDA.

Benefits

The Company provides officers with certain employee benefits to adequately protect the executive and his or her immediate family in the event of illness, disability, or death. Named Executive Officers are eligible for health and welfare benefits available to all eligible Company employees during active employment under the same terms and conditions. We offer a comprehensive benefits program, which includes health, dental and vision coverage, short and long-term disability plans, life insurance and accidental death and dismemberment coverage, as well as a 401(k) savings plan.

Consideration of Compensation Restatement

In January 2012, we disclosed that we had received a subpoena from the Division of Enforcement and a comment letter from the Division of Corporation Finance of the SEC requesting information and documents related to revenue recognition and other accounting and financial reporting matters for certain past fiscal years. In response to the SEC’s inquiries, our Audit Committee promptly commenced an investigation into our revenue recognition policies and the application of these policies during the periods in question, engaged an outside accounting firm separate from our independent auditors and engaged special counsel to undertake a fact-finding investigation. Our outside legal counsel also assisted in this investigation. Based on the Audit Committee’s review of our revenue recognition policies and the application of these policies for the fiscal years in question, the Audit Committee, relying upon the advice of its expert advisors, including Deloitte & Touche, LLP, made a determination that the Company’s annual and quarterly results for certain past fiscal periods would be restated.

While there was no question as to the existence of the reported revenue, the restatement changed the time period during which certain revenue was recognized, as follows: (i) certain software license revenue linked to associated services agreements was deferred from the quarter originally recognized, into the quarter when the services agreement was executed, which was often the immediately subsequent quarter; and (ii) revenue associated with certain software license agreements and related services was deferred and recognized over the longest period for any undelivered services, often three years, or when vendor specific objective evidence of fair value was obtained.

Following the Audit Committee’s review, the Compensation Committee, with the assistance of independent compensation consulting firm, Pay Governance LLC, and independent legal advice from Morgan, Lewis & Bockius, LLP, conducted its own review to determine whether any compensation adjustments for our current and former executive officers were appropriate in connection with the financial restatement.

The Compensation Committee considered the following conclusions regarding the conduct of management reached by the Audit Committee in connection with its investigation:

•	There was no fraudulent or intentional wrongdoing on the part of any member of management and management acted in good faith to ensure that revenue was properly accounted for.

•

The record demonstrates that when the accounting issue was brought to its attention, management went beyond standard protocols in an effort to ensure that revenue, and, in particular, the handful of critical contracts which resulted in a large part of the revenue changes, were properly recorded in the financial records of the Company.

The Compensation Committee also reviewed and considered a number of additional factors, including (i) both our Chief Executive Officer and our Chief Financial Officer were responsible for the financial statements when issued, despite the lack of fraudulent or intentional wrongdoing, (ii) the cultural and behavioral environment it wishes to encourage, (iii) notwithstanding the proper timing of revenue recognition, the critical contracts referred to above represented an important new strategic business focus for the Company and would have been pursued in any event, (iv) the Committee’s intent to provide incentives to management to increase profitable revenues, which management successfully implemented by growing its “cloud” operations (e.g., licensed products installed at the Company’s data center instead of the customer’s location) without regard to how those revenues were accounted for, and (v) in light of the fact that the restatement results in a timing effect, but not a reduction in overall revenue, the achievements the Committee wished to support were not adversely affected.

During fiscal years 2007 through 2011, our executive officers received cash bonuses and certain equity awards based on the Company’s achievement of adjusted EBITDA targets. To determine the impact of the restatement on that incentive compensation, the Compensation Committee compared the dollar amount of the cash incentive compensation paid and the grant date fair value of each equity award granted to our current and former executive officers during fiscal years 2007 through 2011 to the dollar amount that would have been paid and the grant date fair value of each equity award that would have been granted to our current and former executive officers based on the Company’s financial statements in the form in which they would have been presented to the Committee at such times, with the correct revenue reporting rules as now known.

The Committee determined that over the five-year historical period analyzed, the incentive compensation and equity awards would have been higher in some years, lower in others, and in the aggregate, lower by only approximately 5% of the amounts paid or awarded over the period in question. For the Company’s current Named Executive Officers, the aggregate change in incentive compensation equated to approximately 3.5% of the amounts paid or awarded over the period in question. As a result, the Compensation Committee further determined that despite the financial restatement, incentives earned by members of management were only slightly higher than they otherwise would have been had the Company been aware of the correct revenue reporting rules and assuming the Compensation Committee would have made no other changes to the Company’s compensation program during this period based on the revised information.

Based on all of the factors identified herein, the Compensation Committee concluded that there was not a compelling case that a compensation adjustment for our current or former officers was required or appropriate under these facts and the Compensation Committee determined not to make one.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company. Based on this review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this information statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

COMPENSATION COMMITTEE

Jock Patton, Chairman

J. Michael Gullard

Richard Haddrill

Arthur C. Young

SUMMARY COMPENSATION TABLE

The table below sets forth information concerning total compensation provided to Named Executive Officers for services rendered in all capacities during the years ended December 31, 2011, 2010 and 2009. The Named Executive Officers include the principal executive officer, the principal financial officer, the three other most highly compensated executive officers who were serving as executive officers at December 31, 2011, and a former executive officer who would have been one of the three other most highly compensated executive officers in 2011 but left the Company before the end of the fiscal year.

Name and Principle Position	Year	Salary	Bonus	Stock Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Hamish N. Brewer	2011	$600,000	—	$2,486,040	$564,000	$5,108	$3,655,148
Director, President and Chief Executive Officer	2010	515,000	—	2,000,392	567,750	5,108	3,088,250
	2009	479,614	—	1,523,419	371,875	5,108	2,380,016

Peter S. Hathaway	2011	374,920	—	965,165	376,000	7,390	1,723,475
Executive Vice President and Chief Financial Officer	2010	360,500	—	1,331,500	378,500	7,390	2,077,890
	2009	159,295	—	1,494,000	163,476	6,077	1,822,848

David R. King	2011	330,000	—	965,165	277,300	10,191	1,582,656
Executive Vice President, Product Management and Development	2010	275,544	—	466,744	236,563	10,112	988,963
	2009	244,177	—	248,682	239,063	10,112	742,034

Thomas Dziersk	2011	415,500	—	1,013,571	398,625	15,108	1,842,804
Executive Vice President, Sales and Marketing	2010	309,000	—	400,089	417,936	5,108	1,132,133
	2009	300,000	—	348,158	287,417	26,502	962,077

G. Michael Bridge	2011	267,800	—	142,140	235,000	5,108	650,048
Senior Vice President, General Counsel and Secretary	2010	254,262	—	332,875	236,563	5,108	828,808
	2009	237,048	—	198,951	212,500	5,108	653,607

Jason Zintak(4)	2011	124,250	—	1,500,000	112,500	1,274,565	3,011,315
Executive Vice President, Sales and Marketing	2010	386,250	—	1,331,500	428,108	821	2,146,679
	2009	139,423	—	1,560,800	174,611	306	1,875,140

(1)	The amounts shown in this column reflect the aggregate grant date fair value of performance share awards computed in accordance with FASB ACS Topic 718, excluding the effect of estimated forfeitures and based on the probable outcome of the performance conditions as of the grant date of the award. For a more detailed discussion of the assumptions used to calculate the fair value of each stock award, refer to Note 15 to our Consolidated Financial Statements contained in Part IV, Item 15 of our Form 10-K filed on August 6, 2012 for the year ended December 31, 2011. These amounts do not reflect whether the Named Executive Officer has actually realized or will realize a financial benefit from the award as a result of earning and vesting in the award. For performance share awards granted in 2011, the maximum possible payout is 125% of the target value, the grant date fair value of which would be as follows:

•	Mr. Brewer: $3,107,550

•	Mr. Hathaway: $1,206,457

•	Mr. King: $1,206,457

•	Mr. Dziersk: $1,266,964

•	Mr. Bridge: $177,675

•	Mr. Zintak: $1,875,000

(2)	The amounts shown in this column, other than for Mr. Dziersk and Mr. Zintak, reflect non-equity incentive payments earned pursuant to our annual cash incentive plans. Mr. Dziersk was promoted to Executive Vice President, Sales and Marketing on April 26, 2011 and thereafter participated in the 2011 Cash Incentive Plan with an annual target cash incentive of $450,000. Prior to April 26, 2011, Mr. Dziersk participated in an annual commission-based cash incentive plan with an annual target cash incentive of $375,000 and did not participate in the 2011 Cash Incentive Plan. Mr. Dzierk’s 2011 actual cash incentive represents a combination of his actual commission earned in 2011 prior to April 26, 2011 and his cash incentive earned under the 2011 Cash Incentive Plan after that date. For Mr. Zintak, $112,500 represents non-equity incentive payments earned up to April 26, 201, his date of departure.

(3)	The amounts shown in this column reflect amounts paid to our Named Executive Officers in respect of (i) matching contributions under our 401(k) plan, group term life insurance premiums, and long-term disability premiums. For Mr. Dziersk, the amounts shown for 2009 also reflect reimbursements in respect of temporary housing and relocation expenses in the amount of $21,394. For Mr. Zintak, the amounts shown also reflect the following payments pursuant to his severance agreement (i) $780,000, which represents 24 months of base salary; (ii) $450,000, an amount equal to one year’s target annual cash incentive award for the year in which termination occurs; and $36,750, which represents additional severance to compensate Mr. Zintak for the balance due in connection with the 60 day notice period under Mr. Zintak’s employment agreement.
(4)	Mr. Zintak, previously our Executive Vice President, Sales and Marketing, left the Company on April 26, 2011. At that time, his base salary was $390,000. Mr. Zintak received severance benefits of $1,266,750 in 2011 pursuant to the Confidential Separation and Release Agreement entered into with Mr. Zintak upon his termination of employment. These severance benefits are further described in detail below in the section entitled “Potential Payments Upon Termination or Change in Control.”

Discussion of Summary Compensation Table

The base salary paid to each Named Executive Officer is initially determined by negotiation at the time of hiring and reflected in an employment agreement with the Company. Base salaries of executives are reviewed annually by the Compensation Committee for adjustments based on merits and comparisons to our peer group of companies, as further discussed under “Compensation Discussion and Analysis — Compensation Elements in 2011 — Base Salary.” Below is a summary of the terms of the employment agreement, as of December 31, 2011, with each of our current Name Executive Officers regarding compensation. For a discussion of the terms of their employment agreements regarding termination of employment and a change in control of the Company, see “Potential Payments Upon Termination or Change in Control” below. The Company has entered into restated executive employment agreements with its Named Executive Officers, except for Mr. Bridge and Mr. Zintak, that will supersede the agreements described below. For a description of the restated executive agreements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements with Current Executive Officers and Directors of the Company-Executive Agreements” in the Schedule 14D-9.

Hamish N. Brewer. We entered into an employment agreement with Mr. Brewer, President and Chief Executive Officer, on September 8, 2009. The agreement provides for at-will employment having no fixed term. Under the agreement, Mr. Brewer is (i) entitled to an annual salary of at least $500,000, subject to annual review, (ii) eligible to participate in the Company’s annual cash incentive program, (iii) eligible to be granted equity awards at the discretion of the Board of Directors, (iv) eligible for all fringe benefits provided to JDA executives generally, and (v) entitled to reimbursement of all reasonable business expenses in accordance with Company policy.

Peter S. Hathaway. We entered into an employment agreement with Mr. Hathaway, Executive Vice President and Chief Financial Officer, on his initial hire date of July 20, 2009. The agreement provides for at-will employment having no fixed term. Under the agreement, Mr. Hathaway is (i) entitled to an annual salary of at least $350,000, subject to annual review, (ii) eligible to participate in the Company’s annual cash incentive program with a minimum target amount of $350,000, (iii) eligible to be granted equity awards at the discretion of the Board of Directors, (iv) eligible for all fringe benefits provided to JDA executives generally, and (v) entitled to reimbursement of all reasonable business expenses in accordance with Company policy. In addition, Mr. Hathaway’s agreement provides for the grant to him of certain initial equity awards, comprised of 100,000 restricted stock units and 25,000 performance shares, and a guaranteed 2010 target award of 50,000 performance shares, all of which have been granted.

David R. King. We entered into an agreement with Mr. King, Executive Vice President, Product Management and Development, on April 26, 2011. The agreement provides for at-will employment having no fixed term. Under the agreement, Mr. King is (i) entitled to an annual salary of at least $333,000, subject to annual review, (ii) eligible to participate in the Company’s annual cash incentive program, (iii) eligible to be granted equity awards at the discretion of the Board of Directors, (iv) eligible for all fringe benefits provided to JDA executives generally, and (v) entitled to reimbursement of all reasonable business expenses in accordance with Company policy.

Thomas Dziersk. In April 2011, Mr. Dziersk was promoted from Senior Vice President, Americas to Executive Vice President, Sales and Marketing. In connection with this promotion, we entered into an agreement with Mr. Dziersk on April 26, 2011. The agreement provides for at-will employment having no fixed term. Under the agreement, Mr. Dziersk is (i) entitled to an annual salary of at least $450,000, subject to annual review, (ii) eligible to participate in the Company’s annual cash incentive program, (iii) eligible to be granted equity awards at the discretion of the Board of Directors, (iv) eligible for all fringe benefits provided to JDA executives generally, and (v) entitled to reimbursement of all reasonable business expenses in accordance with Company policy.

G. Michael Bridge. We entered into an agreement with Mr. Bridge, Senior Vice President, General Counsel and Secretary, on October 8, 2009. The agreement provides for at-will employment having no fixed term. Under the agreement, Mr. Bridge is (i) entitled to an annual salary of at least $237,048, subject to annual review, (ii) eligible to participate in the Company’s annual cash incentive program, (iii) eligible to be granted equity awards at the discretion of the Board of Directors, (iv) eligible for all fringe benefits provided to JDA executives generally, and (v) entitled to reimbursement of all reasonable business expenses in accordance with Company policy.

The Company entered into a restated confidential separation and release agreement with Mr. Bridge which replaces and supersedes his prior employment agreement (the “Amended Agreement”). The Amended Agreement provides for Mr. Bridge’s separation from the Company on March 31, 2012. Upon separation, unless his employment is earlier terminated by the Company for “cause,” Mr. Bridge will receive the following, subject to his release of claims against the Company: (i) a lump sum cash severance payment (less applicable withholdings) equal to the sum of (a) 12 months of base salary in the amount of $279,864; (b) one year’s bonus in the amount of $250,000; (c) 2012 earned cash bonus then remaining unpaid (or if not yet determined by the Company, an amount equal to $250,000 reduced by previously paid partial-year 2012 bonus payments); (d) bonus for the first quarter of 2013 in the amount of $62,500; and (e) payment in lieu of the 60-day notice period of Mr. Bridge’s base salary for such period; (ii) vesting of earned performance share awards that are subject only to service-based vesting (which will have vested in full at the earlier of the closing of the Offer or Effective Time pursuant to the Merger Agreement); and (iii) participation at the Company’s expense, in all Company medical and health plans for up to 18 months in accordance with COBRA. For purposes of the Amended Agreement, “cause” is defined as (a) theft or material dishonesty relating to the Company or its business, intentional falsification of any employment or Company records or improper disclosure of Company’s confidential or proprietary information; (b) conviction (including any plea of guilty or nolo contendere) for any criminal act that materially impairs his ability to perform his duties for Company; (c) willful misconduct or breach of fiduciary duty for personal profit, (d) material failure to abide by the Company’s code of conduct or code of ethics policies resulting in demonstrable injury to the Company or its reputation, or (e) a material breach of the Amended Agreement by Mr. Bridge which is not cured within thirty (30) days of receipt by Mr. Bridge of reasonably detailed written notice from Company.

Jason Zintak. Prior to the termination of his employment on April 26, 2011, Mr. Zintak served as our Executive Vice President, Sales and Marketing pursuant to an employment agreement entered into with the Company on August 18, 2009. That agreement provided for at-will employment having no fixed term. Under the agreement, Mr. Zintak was (i) entitled to an annual salary of at least $370,000, subject to annual review, (ii) eligible to participate in the Company’s annual cash incentive program with a minimum target amount of $450,000, (iii) eligible to be granted equity awards at the discretion of the Board of Directors, (iv) eligible for all fringe benefits provided to JDA executives generally, and (v) entitled to reimbursement of all reasonable business expenses in accordance with Company policy. In addition, Mr. Zintak’s agreement provided for the grant to him of certain initial equity awards, comprised of 100,000 restricted stock units and 30,000 performance shares, and guaranteed target awards of 50,000 performance shares for each of 2010, 2011 and 2012, all of which were granted.

2011 GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to the grant of plan-based awards to our Named Executive Officers during the fiscal year ended December 31, 2011:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Grant Date Fair Value of Stock Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Hamish N. Brewer	1/28/2011	$300,000	$600,000		41,434	82,868	103,585	$2,486,040
Peter S. Hathaway	1/28/2011	200,000	400,000		11,846	23,691	29,614	710,730
	4/26/2011				4,311	8,622	10,778	254,435
David R. King	1/28/2011	147,500	295,000		11,846	23,691	29,614	710,730
	4/26/2011				4,311	8,622	10,778	254,435
Thomas Dziersk	1/28/2011	—	431,250		9,477	18,953	23,691	568,590
	4/26/2011				7,540	15,079	18,849	444,981
G. Michael Bridge	1/28/2011	125,000	250,000		2,369	4,738	5,923	142,140
Jason Zintak	1/28/2011	225,000	450,000		25,000	50,000	62,500	1,500,000

(1)	The amounts in these columns reflect the potential threshold and target amounts payable to our Named Executive Officers under our 2011 Cash Incentive Plan (for 2011, there was no maximum amount) based upon the extent of our achievement of our 2011 adjusted EBITDA goal. For a discussion of the award formula under our 2011 Cash Incentive Plan, see “Compensation Discussion and Analysis — Compensation Elements in 2011 — Annual Cash Incentives.” For 2011, the Company achieved a level of adjusted EBITDA which resulted in a payout of approximately 94% of the target award.
(2)	The amounts in these columns reflect the threshold, target, and maximum numbers of shares issuable to our Named Executive Officers pursuant to their respective 2011 performance share awards under our 2005 Performance Incentive Plan based upon the extent of our achievement of our 2011 adjusted EBITDA goal. For a discussion of the award formula under our 2011 performance share awards, see “Compensation Discussion and Analysis — Compensation Elements in 2011 — Equity Incentive Awards.” For 2011, the Company achieved a level of adjusted EBITDA which resulted in our Named Executive Officers earning approximately 94% of the target award. Fifty percent of the earned award vested on the on the date on which we filed our 2011 Annual Report on Form 10-K, and the remainder of the award will vest in installments on the first two anniversaries of such date, subject to the executive’s continued employment with JDA.
(3)	The dollar value reported in this column reflects the grant date fair value of such stock awards determined by multiplying the target number of performance shares under each award by the closing prices per share on the NASDAQ of $30.00 and $29.51 on the grant dates of January 28, 2011 and April 26, 2011, respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning outstanding equity awards held by our Named Executive Officers as of December 31, 2011:

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock Held that Have Not Yet Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Hamish N. Brewer	115,000	$14.88	4/14/2014	21,737	$704,061	82,868	$2,684,095
Peter S. Hathaway				23,066	747,108	65,646	2,126,274
David R. King				4,898	158,646	32,313	1,046,618
Thomas Dziersk				4,415	143,002	34,032	1,102,296
G. Michael Bridge	10,000	16.80	9/19/2013	3,529	114,304	4,738	153,464
Jason Zintak				—	—	—	—

(1)	The totals in this column include shares or units that had not vested as of December 31, 2011. Of those:

•	For Mr. Brewer, 2,475 shares became fully vested as of January 28, 2012 and 19,262 shares vest ratably on a monthly basis through January 28, 2013;

•

For Mr. Hathaway, 9,700 shares vest ratably on a monthly basis through July 20, 2012, 540 shares vest ratably on a monthly basis through January 28, 2012 and 12,826 shares vest ratably on a monthly basis through January 28, 2013;

•	For Mr. Dziersk, 565 shares became fully vested as of January 28, 2012 and 3,850 shares vest ratably on a monthly basis through January 28, 2013;

•	For Mr. King, 404 shares became fully vested as of January 28, 2012 and 4,494 shares vest ratably on a monthly basis through January 28, 2013; and

•	For Mr. Bridge, 323 shares became fully vested as of January 28, 2012 and 3,206 shares vest ratably on a monthly basis through January 28, 2013;

(2)	The market value of performance shares or restricted stock units that have not vested is based on the closing price of the Company’s common stock on the NASDAQ on December 30, 2011 ($32.39).
(3)	The totals in this column reflect performance share awards granted on January 28, 2011 and April 26, 2011 and, for Mr. Hathaway, the total includes 33,333 unvested restricted stock units granted in 2009 that will vest in defined tranches if and when we achieve certain pre-defined performance milestones. The actual number of performance shares earned by the Named Executive Officers in 2011 based on the Company’s 2011 performance is set forth and described in “Executive Compensation — Compensation Discussion and Analysis — Compensation Elements in 2011 — Equity Incentive Awards.”

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information concerning option exercises by the current Named Executive Officers and vesting of our Common Stock held by them during the fiscal year ended December 31, 2011.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Hamish N. Brewer	—	—	81,312	$2,414,085
Peter S. Hathaway	—	—	74,181	2,191,374
David R. King	—	—	16,981	504,873
Thomas Dziersk	—	—	17,172	509,572
G. Michael Bridge	—	—	12,550	372,977
Jason Zintak	—	—	98,636	2,901,008

(1)	The value realized upon vesting of stock awards is calculated by multiplying the number of shares of stock by the market value of the underlying securities on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreements with Named Executive Officers

We have employment agreements with Mr. Brewer, our President and Chief Executive Officer, Mr. Hathaway, our Executive Vice President and Chief Financial Officer, Mr. King, our Executive Vice President, Product Management and Development, and Mr. Dziersk, our Executive Vice President, Sales and Marketing, dated September 8, 2009, July 20, 2009, April 26, 2011, and April 26, 2011, respectively. These agreements may be reviewed and adjusted periodically by the Compensation Committee. We also entered into an employment agreement dated October 8, 2009 with Mr. Bridge, our Senior Vice President, General Counsel, which was replaced and superseded by the Amended Agreement. For more information regarding Mr. Bridge’s Amended Agreement, see “Discussion of Summary Compensation Table”. The agreements provide Messrs. Brewer, Hathaway, King, Dziersk and Bridge with an annual base salary, a bonus potential and severance benefits. In addition, on March 30, 2011, we entered into a separation and release agreement with Mr. Zintak, our former Executive Vice President, Sales and Marketing, providing him with specified severance benefits upon his termination of employment with Company effective on April 26, 2011. The termination events under which severance benefits may be provided, the severance benefits available to our Named Executive Officers under their agreements, and the conditions to eligibility for such severance benefits are described below. The Company also has entered into restated executive employment agreements with its Named Executive Officers, except for Mr. Bridge and Mr. Zintak, that will supersede the agreements described below. For a description of the restated executive agreements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements with Current Executive Officers and Directors of the Company-Executive Agreements” in the Schedule 14D-9.

Termination Events. Our employment agreements with Named Executive Officers generally provide specified severance benefits upon either a termination by the Company without cause or upon voluntary termination by the executive for good reason (each as defined in the individual’s agreement). Except for the employment agreements with Messrs. King and Dziersk, severance benefits are available regardless of whether these termination events occur prior to, in connection with, or following a change in control of the Company. In the cases of Messrs. King and Dziersk, while severance benefits are available upon termination by the Company without cause at any time, a voluntary termination by the executive for good reason must occur within a period of 24 months following a change in control of the Company to entitle the executive to severance benefits. In addition to these termination events,

Mr. Brewer’s employment agreement provides for certain severance benefits in connection with a termination of his employment resulting from disability (as defined in his employment agreement) or his death occurring in the performance of his duties with the Company.

Cash Severance Benefits. In addition to earned but unpaid salary and reimbursement of business expenses incurred prior to termination, the cash severance benefits available to our Named Executive Officers upon a termination by the Company without cause or upon voluntary termination by the executive for good reason include a lump sum payment equal to a specified number of months of base salary and one year’s annual cash incentive that would otherwise be paid for the calendar year of termination if all performance based milestones were achieved at the 100% level by both the Company and the executive. For all of the executives other than Mr. Bridge, the base salary component of cash severance is an amount equal to 24 months of base salary. The base salary component of cash severance under Mr. Bridge’s separation and release agreement is 12 months. The target annual cash incentive component of each of the following executive’s cash severance is subject to a minimum payment as follows: Mr. Brewer ($600,000), Mr. Hathaway ($350,000), Mr. King ($295,000), and Mr. Dziersk ($450,000). Mr. Brewer’s employment agreement also provides for payment of the foregoing cash severance benefit upon a termination of his employment resulting from disability, reduced however by any payments he may receive under a Company disability plan.

Other Severance Benefits. In addition to the foregoing cash severance benefits, Messrs. Brewer, Hathaway and Bridge would be entitled to Company paid health care premiums for the executive and his family for up to 18 months from the date of his termination of employment to the extent that he is eligible and elects continuation coverage under COBRA (provided that such payments will terminate upon becoming eligible for group health insurance coverage with a new employer). Each of the Named Executive Officers would also be entitled to accelerated vesting of each equity award held by such executive with respect to which applicable corporate financial or other business performance goals have been satisfied prior to termination of employment but which remain subject to additional service-based vesting requirements. Accelerated vesting of such earned but unvested equity awards is the only severance benefit that would be provided to Mr. Brewer in connection with his death occurring in the performance of his duties.

Conditions to Eligibility for Severance Benefits. Our Named Executive Officers will be entitled to receive the severance benefits described above only by entering into an effective full general release of claims against the Company arising out of the executive’s employment with the Company and termination of such employment. In addition, severance benefits provided to an executive will be subject to forfeiture and an obligation to repay any such severance benefits previously provided if the executive breaches any of the covenants to which the executive is subject under his applicable agreement following termination of employment. These covenants include a prohibition during a period of nine months following the date of the executive’s termination of employment on competing with the Company, interfering with the Company’s relationship with any of its customers or customer prospects, or soliciting any of the Company’s employees to discontinue their employment with the Company. Further, the executive must continue to abide by his confidentiality and proprietary rights agreement with the Company.

Severance Benefits Provided to Mr. Zintak. Effective upon his termination of employment with the Company on April 26, 2011, Mr. Zintak became entitled to certain severance benefits under the terms of a separation and release agreement entered into with the Company that superseded his employment agreement. Those benefits included a lump sum cash payment in an amount equal to 24 months of base salary and one year’s target annual cash incentive. In addition Mr. Zintak received payment of wages for a portion of the termination notice period under his employment agreement during which he was not required to report to work. Finally, the vesting of certain outstanding equity awards held by Mr. Zintak was accelerated. These severance benefits were provided subject to Mr. Zintak’s general release of claims against the Company in connection with his employment and termination of employment with the Company. Further, he remained subject to forfeiture of his severance benefits in the event of his breach of the covenants described above during the period of nine months following his termination of employment.

Change in Control Related Acceleration of Certain Equity Award Vesting

Annually, commencing in 2006, the Compensation Committee has granted performance share awards to our Named Executive Officers. As described above under Compensation Discussion and Analysis-Compensation Elements in 2011-Equity Incentive Awards, the performance shares subject to these awards are earned by the executive based on the extent to which the applicable annual adjusted EBITDA target is achieved. Generally, 50% of the earned performance shares vest and are issued on an initial vesting date following the Compensation Committee’s certification of the achievement of the performance goal, and the remaining 50% of the earned performance shares vest monthly over a period of 24 months following the initial vesting date, subject to the executive’s continued employment with the Company. However, the performance share award agreements provide that in the event of a change in control of the Company occurring prior to the initial vesting date, the vesting of 100% of the target number of performance shares subject to the award will be accelerated, provided that the executive’s employment has not terminated prior to the change in control. If a change in control occurs on or after the initial vesting date, the performance share award agreements provide that any earned performance shares that remain subject to continued employment-based vesting will become vested in full, provided that the executive’s employment has not terminated prior to the change in control. In addition to the foregoing, Mr. Hathaway’s employment agreement provides that upon a change in control of the Company, either while he remains employed by the Company or occurring within four months following his termination of employment by the Company without cause or his voluntary termination of employment for good reason, the vesting of all equity awards granted to Mr. Hathaway will accelerate in full.

Potential Payments upon Termination or Change in Control

Name	Termination of Employment without Cause or Resignation for Good Reason(1) ($)	Termination of Employment due to Disability or Death(2) ($)	Change in Control without Termination of Employment(3) ($)
Hamish N. Brewer
Severance Payments	$1,800,000	$1,800,000	$—
Health Benefits(4)	30,422	30,422	—
Value of Accelerated Vesting(5)	704,061	704,061	3,388,156
Peter S. Hathaway
Severance Payments	1,157,121	—	—
Health Benefits(4)	30,422	—	—
Value of Accelerated Vesting(5)	747,108	—	2,873,382
David R. King
Severance Payments	955,000	—	—
Health Benefits	—	—	—
Value of Accelerated Vesting(5)	158,646	—	1,205,264
Thomas Dziersk
Severance Payments	1,350,000	—	—
Health Benefits	—	—	—
Value of Accelerated Vesting(5)	143,002	—	1,245,298
Michael Bridge
Severance Payments	790,801	—	—
Health Benefits(4)	30,422	—	—
Value of Accelerated Vesting(5)	114,304	—	267,768
Jason Zintak (Former Officer)
Severance Payments	1,266,750	—	—
Health Benefits	—	—	—
Value of Accelerated Vesting(6)	1,482,759	—	—

(1)	The amounts stated in the column headed “Termination of Employment without Cause or Resignation for Good Reason” reflect the payments and benefits that would have been provided to each Named Executive Officer (other than Mr. Zintak) pursuant to his employment agreement described above had his employment terminated under the specified circumstances on December 31, 2011. For potential payments under the restated executive agreements that the Company has entered into with its Named Executive Officers, except for Mr. Bridge and Mr. Zintak, in connection with the Offer and Merger, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Agreements with Current Executive Officers and Directors of the Company-Golden Parachute Compensation” in the Schedule 14D-9. For Messrs. Brewer, Hathaway and Bridge, such payments and benefits under their employment agreements are available whether or not the termination of employment occurs in connection with a change in control of the Company. For Messrs. King and Dziersk, such payment and benefits provided in connection with the executive’s resignation for good reason are available only if such termination of employment occurs within 24 months following a change in control. The amounts stated for Mr. Zintak are those payments and benefits he actually received in connection with his termination of employment on April 26, 2011. For a description of Mr. Bridge’s Amended Agreement, see “Discussion of Summary Compensation Table”.
(2)	The amounts stated in the column headed “Termination of Employment due to Disability or Death” reflect the payments and benefits that would have been provided to Mr. Brewer by his employment agreement described above had his employment terminated upon the specified circumstances on December 31, 2011. The stated severance payments do not reflect the reduction by the amount of any disability payments Mr. Brewer might receive upon a disability. In the event of his death occurring in the performance of his duties with the Company, Mr. Brewer would be entitled only to accelerated vesting of his earned but unvested equity awards.
(3)	The amounts stated in the column headed “Change in Control without Termination of Employment” reflects the incremental value of the accelerated vesting of equity awards that would have occurred under each Named Executive Officer’s employment agreement or performance share award agreements described above had a change in control of the Company occurred on December 31, 2011. The Named Executive Officers are not entitled to any cash payments solely as the result of a change in control of the Company.
(4)	In accordance with our agreements with Messrs. Brewer, Hathaway and Bridge described above, represents the estimated cost of health benefits for a period of 18 months.
(5)	Represents the intrinsic value of unvested equity awards held by each Named Executive Officer (other than Mr. Zintak) on December 31, 2011, the vesting of which would be accelerated by the applicable triggering event, based upon the closing price of $32.39 per share of our common stock on the NASDAQ Global Select Market on December 30, 2011.
(6)	Represents the intrinsic value of unvested equity awards held by Mr. Zintak on April 26, 2011, the vesting of which was accelerated upon his termination of employment on that date, based upon the closing price of $29.51 per share of our common stock on the NASDAQ Global Select Market on April 26, 2011.

COMPENSATION OF DIRECTORS

The Compensation Committee reviews the compensation for non-employee directors on an annual basis. The Compensation Committee is responsible for recommending to the full Board changes in the compensation for non-employee directors, and is guided by the following goals:

•	directors should be fairly compensated for the work required in discharge of their duties;

•	compensation should align the directors’ interests with the long-term interests of stockholders; and

•	the compensation policy should be easy for stockholders to understand.

The table below sets forth information concerning total compensation provided to members of our Board of Directors for services rendered during the fiscal year ended December 31, 2011.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation	Total ($)
James D. Armstrong	$261,250	$152,232	$2,097,530	$2,511,012
Hamish N. Brewer	—	—	—	—
J. Michael Gullard	92,000	152,232	100,260	344,492
Richard M. Haddrill	76,500	232,144		308,644
Douglas G. Marlin(3)	68,500	152,232	312,318	533,050
Jock Patton	81,500	152,232	—	233,732

(1)	Mr. Armstrong serves as Chairman of the Board and assists the Company with strategic planning, merger and acquisition opportunities, major product direction and key customer and employee relations. Mr. Armstrong is compensated pursuant to the terms of an amended employment agreement dated August 1, 2003 that provides a minimum base salary of $250,000 and the right to receive non-cash equity compensation. Mr. Armstrong’s base salary was increased from $250,000 to $261,250 effective April 1, 2008. In addition, the amended employment agreement provides that if Mr. Armstrong is terminated without cause or he voluntarily resigns for good reason, he would be entitled to receive a severance amount equal to 36 months of base salary. Mr. Brewer does not receive compensation for his service on the Board of Directors.

For 2011, non-employee directors received cash compensation for their services as follows:

Annual Retainer	$45,000
Annual Committee Chairman Retainers:
Audit Committee	20,000
Compensation Committee	10,000
Nominating & Governance Committee	—
Fees for Attendance at Scheduled Meetings:
Audit Committee	1,500
Nominating & Governance Committee	1,500
Compensation Committee	1,500
Board (regular or special in excess of six per fiscal quarter)	1,000
Reimbursement for reasonable out-of-pocket expenses	All

(2)	The table below sets forth information concerning grants of stock to members of the Board of Directors (except Mr. Brewer) during the year ended December 31, 2011. The shares were fully vested at grant and as of December 31, 2011 there were no unvested restricted stock awards held by our directors. The dollar value values shown in the table below are equal to the number of shares awarded multiplied by market price of our stock on the date of grant.

Date of Grant:	January 3, 2011
Market Price:	$28.54

	Number of Shares (#)	Dollar Value of Shares ($)
James D. Armstrong	800	$22,832
J. Michael Gullard	800	22,832
Richard M. Haddrill	3,600	102,744
Douglas G. Marlin	800	22,832
Jock Patton	800	22,832

	6,800	$194,072

Date of Grant:	May 26, 2011
Market Price:	$32.35

	Number of Shares (#)	Dollar Value of Shares ($)
James D. Armstrong	4,000	$129,400
J. Michael Gullard	4,000	129,400
Richard M. Haddrill	4,000	129,400
Douglas G. Marlin	4,000	129,400
Jock Patton	4,000	129,400

	20,000	$647,000

	26,800	$841,072

(3)	Mr. Marlin retired from the Company’s Board of Directors effective April 30, 2012.

Beginning in January 2011, non-employee directors receive a one-time grant of 2,000 shares of stock upon initial appointment to the Board and an additional grant of 4,000 shares of stock on an annual basis. The shares are fully vested upon grant.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and beneficial holders of more than 10% of our Common Stock, to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such persons. The rules of the SEC require us to disclose the identity of such executive officers, directors and beneficial owners of more than 10% of Company Common Stock who did not file the required reports on a timely basis.

Based solely upon our review of the forms that have been received by us, or the written representations from certain reporting persons, we believe that all Section 16(a) filing requirements applicable to our executive officers, directors and beneficial holders of more than 10% of our Common Stock were complied with during the fiscal year ended December 31, 2011, except as follows: Mr. Armstrong, Mr. Gullard, Mr. Marlin and Mr. Patton were all late in filing their Form 4s to report shares granted on January 3, 2011 that were awarded as part of an increase in director compensation approved by the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee, pursuant to the Audit Committee Charter, has oversight for related person transactions and compliance with our Code of Ethics. The Audit Committee receives periodic reports from management with respect to related person transactions and reviews potential conflict of interest situations where appropriate. Our Code of Ethics governs related person transactions for our employees and requires potential conflicts of interest to be reported to management or the Company’s compliance team.

Pursuant to our Code of Ethics, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are prohibited from entering into a related party transaction with us without the prior consent of our Audit Committee (or other independent committee of our Board of Directors in cases where it is inappropriate for our Audit Committee to review such transaction due to a conflict of interest). Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, our Audit Committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited, to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our Audit Committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion.

There have been no transactions since the beginning of fiscal year 2011, nor is there any currently proposed transaction, in excess of $120,000 with any of our directors, executive officers, significant security holders, or an immediate family member of any of the foregoing persons, in which such person has a direct or indirect material interest.

REPORT OF THE AUDIT COMMITTEE

The following is the Report of the Audit Committee with respect to our audited financial statements for the year ended December 31, 2011. The following Report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

Membership and Purpose

The Audit Committee meets quarterly with management and our independent auditors to review and approve operating results, financial statements and earnings releases. The Chairman of our Audit Committee also meets with representatives of our independent auditors from time to time.

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. Our independent auditors, Deloitte & Touche LLP, is responsible for expressing an opinion as to the conformity of our audited financial statements with generally accepted accounting principles.

During fiscal 2011, the members of the Audit Committee were Mr. Gullard, Mr. Haddrill, Mr. Marlin, and Mr. Patton, each of whom, in the judgment of the Board, is an “independent director” as defined in the NASDAQ listing standards. Mr. Gullard served as Chairman of the Audit Committee during fiscal year 2011, which held ten meetings during the year. The Audit Committee acts pursuant to a written charter that has been adopted by the Board of Directors. The Charter of the Audit Committee is available on our website at www.jda.com.

Review of the Company’s Audited Financial Statements

Deloitte & Touche LLP has discussed with the Audit Committee the conduct of the audit of our financial statements and has represented to the Audit Committee that their presentations include all matters required to be discussed by Statement on Auditing Standards No. 61, as amended, “Communication with Audit Committees,” and Rule 2-07 of Regulation S-X. The Audit Committee has met with our independent auditors, Deloitte & Touche LLP, with and without management present, to discuss the overall scope of Deloitte & Touche LLP’s audit, the results of its examinations, its evaluations of our internal controls, our progress in meeting the internal controls requirements under Section 404 of the Sarbanes-Oxley Act of 2002, and the overall quality of its financial reporting. The Audit Committee has reviewed and discussed the audited financial statements with management and management has represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte & Touche LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP’s communications with the Audit Committee concerning independence, discussed with the auditors any relationships that may impact their objectivity and independence and the extent to which they may be retained to perform non-audit services, and satisfied itself as to the auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended that the Board of Directors include the Company’s audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Policy for Approving Audit and Permitted Non-Audit Services of the Independent Auditor

The Audit Committee has established procedures to pre-approve all audit and permitted non-audit services provided by our independent auditor. These services may include audit services, audit-related services, certain tax services and other services. Under our policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Although the rules of the SEC permit de minimis exceptions, it is our policy to pre-approve all audit and permitted non-audit services performed by our independent auditor. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee when expedition of services is necessary and such service has not been previously pre-approved under our pre-approval policy or when, pursuant to our pre-approval policy, pre-approval is required on a case-by-case basis. The Chairman is required to report any such pre-approval decisions to the full Audit Committee at its next regularly scheduled meeting.

Respectfully submitted by the members of the 2011 Audit Committee of the Board of Directors.

AUDIT COMMITTEE

J. Michael Gullard, Chairman

Richard M. Haddrill

Jock Patton

FEES FOR PROFESSIONAL ACCOUNTING SERVICES

The following table sets forth the aggregate fees billed to the Company for the fiscal years ended 2011 and 2010 by Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (in thousands).

	Amount
Type of Fee	2011	2010
	(In thousands)
Audit Fees(1)	$1,900	$1,545
Audit-Related Fees(2)	174	955

Total Audit and Audit Related Fees	2,074	2,500
Tax Fees(3)	590	554
All Other Fees(4)	11	13

Total Fees	$2,675	$3,067

(1)	The amounts reported for Audit Fees are based on fees, including out-of-pocket expenses, associated with the annual audits of our consolidated financial statements for the fiscal years ended December 31, 2011 and 2010, review of quarterly reports on Form 10-Q, and statutory audits required internationally, irrespective of the period in which the related services were rendered or billed. Audit Fees also include fees for services rendered for assistance with and review of all other documents filed with the SEC.
(2)	The amounts reported for Audit-Related Fees are based upon fees, including out-of-pocket expenses, for services rendered during the years ended December 31, 2011 and 2010, even if we were not billed for the services until the subsequent period. Audit-Related Fees include due diligence pertaining to acquisitions and consultation on accounting standards or transactions, employee benefit plan audits and assistance with statutory reporting requirements in certain of our international subsidiaries.
(3)	The amounts reported for Tax Fees are based upon fees, including out-of-pocket expenses, for services rendered during the years ended December 31, 2011 and 2010 for tax services, even if we were not billed for the services until a subsequent period. Tax Fees are primarily for tax compliance services and include special projects related to transfer pricing, tax credits, assistance with tax audits and appeals, and expatriate tax services.
(4)	The amounts reported for All Other Fees includes fees paid during 2011 for access fees to use the Deloitte & Touche accounting research website.

The Audit Committee has determined that all services performed by Deloitte & Touche are compatible with maintaining the independence of Deloitte & Touche. The Audit Committee has adopted a policy that requires advance approval of all audit and permissible non-audit services provided by our independent auditors. These services may include audit services, audit-related services, certain tax services and other services. Under our policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Although the rules of the SEC permit de minimis exceptions, it is our policy to pre-approve all audit and permitted non-audit services performed by our independent auditor. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee when expedition of services is necessary and such service has not been previously pre-approved under our pre-approval policy or when, pursuant to our pre-approval policy, pre-approval is required on a case-by-case basis. The Chairman is required to report any such pre-approval decisions to the full Audit Committee at its next regularly scheduled meeting. All of the audit and non-audit services listed above under the categories “Audit Fees,” “Audit-Related Fees,” or “All Other Fees” were pre-approved by the Audit Committee for the years ended December 31, 2011 and 2010.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee was comprised of four non-employee members of our Board of Directors, Mr. Gullard, Mr. Patton , Mr. Haddrill and Mr. Marlin during fiscal year 2011. Mr. Marlin was subsequently replaced by Mr. Young as a member of the Compensation Committee in April 2012. During fiscal year 2011, no member of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During fiscal year 2011, none of the Company’s executive officers served on the compensation committee (or its equivalent) or the board of directors of another entity any of whose executive officers served on the Company’s Compensation Committee. There are no interlocks between our Compensation Committee and any other entities involving our Directors and executive officers who serve as executive officers of such entities.